7/5

07025144

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Q-Cells AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 16 2007
THOMSON FINANCIAL

FILE NO. 82- 34938

FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dw

DATE: 7/12/07



ANNUAL REPORT 2006

Q.CELLS

OUR MISSION IS TO HELP DEVELOP AND DRIVE THE APPLICATION OF PHOTOVOLTAIC TECHNOLOGY RAPIDLY AND COST EFFECTIVELY TO BECOME A MAIN SOURCE OF ENERGY FOR THE WORLD.

THUS WE WANT TO CONTRIBUTE TO A SIGNIFICANT ENVIRONMENTAL IMPROVEMENT AND INCREASE IN LIFE QUALITY.

FINANCIAL HIGHLIGHTS (IFRS)		2006 [1]	2005 [1]	2004 [1]	2003	2002
INCOME						
Revenues	€, millions	539.5	299.4	128.7	48.8	17.3
EBITDA	€, millions	147.2	74.4	24.8	8.5	2.4
EBIT	€, millions	129.4	63.2	19.6	5.3	0.9
Earnings before taxes	€, millions	138.0	59.9	17.9	4.3	0.1
Net income for the year	€, millions	97.1	39.9	12.0	3.0	0.2
ASSETS						
Non-current assets	€, millions	276.7	126.5	67.7	27.3	16.3
Current assets	€, millions	357.8	329.6	45.4	25.3	10.3
Total assets	€, millions	634.5	456.1	113.1	52.6	26.6
Shareholders' equity	€, millions	440.0	321.3	34.7	10.3	0.8
Equity ratio	%	69.3	70.4	30.7	19.6	3.0
FINANCIAL CONDITION						
Operating cash flow	€, millions	23.6	22.6	6.4	0.6	-2.2
Investments in fixed assets	€, millions	61.8	44.9	44.9	14.8	7.0
Depreciation/Amortization	€, millions	17.8	11.3	5.2	3.2	1.5
PRODUCTION						
Nominal capacity [2]	MWp	420	292	170	63	22
Production capacity [2]	MWp	336	234	136	50	17
Actual Production	MWp	253.1	165.7	75.9	27.7	9.3
Number of cells produced	millions of units	70.9	46.27	22.15	8.94	3.65
EMPLOYEES						
Employees on December, 31	Number	964	767	484	207	82

[1] Consolidated financial statement [2] At the end of the respective reporting period

SUMMARY PURCHASE AND SALES CONTRACTS STATUS 02/05/2007

Purchase		2007	2008	2009	2010	2011–2018
Contractes/secured	MWp	345[1]	394	403	427	965
Volumes Elkem incl. options for Q-Cells	MWp	0	84	312	473	~9,182
Additional potential availabilities [2]	MWp	80	250	480	610	[3]
Weighted sum	MWp	369	553	859	1,083	~10,147
Sales		2007	2008	2009	2010	2011–2018
Contracted/secured [4]	MWp	271	349	346	312	723
In Negotiation [5]	MWp	26	45	50	57	275

[1] Plus volumes for EverQ (17 MWp).
[2] Potential additional volumes may result from annual on-going deliveries, current negotiations and thickness reduction. Based on experience only a part (~30% in 2007) leads to additional delivery quantities.
[3] Forecasts will be undertaken later on in the relevant time frames.
[4] +/- 10% variation because of stipulations.
[5] Sales to commence for Elkem volumes.

OVERVIEW BUSINESS SEGMENTS 01/01 – 09/30/2006		Core business	New technologies: Full consolidation [1]	New technologies: Equity consolidation [2]	Consolidation	Group
Revenues	€, millions	539.3	0.2		0.0	539.5
Gross profit	€, millions	222.6	0.7		-0.7	222.6
Operating income (EBIT)	€, millions	131.6	-2.2		-0.1	129.4
Net income	€, millions	91.2	-2.4	7.0	-0.1	95.6

[1] Calyxo GmbH
Brilliant 234. GmbH
VHF-Technologies SA
[2] EverQ GmbH
CSG Solar AG
The Solaria Corporation



DR. FLORIAN HOLZAPFEL CTO Chief Technology Officer (31), Deputy Executive Board Member

[illegible]

THOMAS SCHMIDT COO Chief Operating Officer (49)

[illegible]



ANTON MILNER Co Founder and CEO Chief Executive Officer (46)

[illegible] Graduate [illegible] Board [illegible] earlier [illegible] Royal Dutch Shell [illegible] was employed [illegible] risk management, gas [illegible] and business analyses [illegible] management consultants McKinsey & Co. [illegible] initially as a Senior Consultant and later as Senior Engagement Manager. His Board responsibilities comprise Strategy, Investments, Business Development, Sales, Marketing, [illegible] Relations.

DR. RER. POL. HARTMUT SCHÜNING CFO Chief Financial Officer (48)

After graduating in Business Studies, Schüning started work on the auditing and [illegible] initially as Auditor and later as Senior [illegible] as CFO at [illegible] Holding AG, where he prepared the company for its successful IPO in 1998. In January 2000 he moved to Edding AG as CFO. Since October 2004 he has been on the Board at Q-Cells with responsibility for Finance, Investor Relations, Personnel, IT and Legal Affairs.

Dear Shareholders, Friends and Partners of Q-Cells,

Not a day goes by without some public discussion about the issue of a sustainable and secure energy supply. There are more than enough reasons for this: the consequences of man-made changes to the climate are becoming ever more apparent and experts' forecasts increasingly dramatic. The latest report by the Intergovernmental Panel on Climate Change (IPCC) and the economic study by Sir Nicholas Stern have shown even more dramatically the ecological and economic disasters facing us if we fail to act decisively. The situation is exacerbated by rising prices for conventional energy sources and increasing unease about dependence on politically unstable, authoritarian or fundamentalist states, which have reserves of fossil fuels.

Solar energy is playing a more and more important role in these debates. It is true that the proportion of total electricity generated by photovoltaic systems only amounted to 0.3 % in Germany, which leads the way in their use, in 2006, but its future prospects are unique: the sun is the only unlimited energy source at our disposal.

This is increasingly reflected in the growth curves of global photovoltaic markets. In 2006, the production of solar cells grew by 40 % worldwide and continuing high rates are forecast for Photovoltaic applications over the next few years. Q-Cells AG is operating proactively in this environment and has set itself two strategic targets: growth and cost reductions. Our major target is to reduce the costs of photovoltaic systems rapidly and permanently and to make this form of energy competitive on the market as fast as possible and consequently independent of any government subsidies. To achieve this, Q-Cells AG is focusing on developing photovoltaic technology further. In 2006, we increased staff numbers in our Technology department substantially and will continue to do this. Furthermore, we cooperate with leading research institutes and are heavily involved in the development and commercialisation of new technologies, which show great cost reduction potential because they require far less semiconductor material.Thanks to these endeavours – which are also being made, as a matter of course, by other companies along the entire value creation chain – we are only a few years from achieving competitiveness at peak load times. Until we achieve this, we need one thing above all: calculable political framework conditions in our home market Germany and in other regions of the world. A key industrial sector of the future is evolving with the solar industry. Those who act with foresight now will remain at the forefront of this development in the long-term.

AN OVERVIEW OF 2006

In 2006 we continued our consistent pursuit of our **strategic growth target.** In our core business – the manufacture of polycrystalline and monocrystalline solar cells based on silicon wafers – we further expanded our production capacity. By bringing line IV to full production capacity and through redevelopment and expansion measures, we increased our production capacity in all lines from 234 to 336 Megawatt peak (MWp) at the year-end.

Production of polycrystalline and monocrystalline solar cells rose to 253.1 MWp from 165.7 MWp in the previous year, which equates to an increase of 53 %.

Our sales rose by 80 % to € 539.5 million compared with € 299.4 million in 2005.

Both operating income (EBIT) and net income for the period increased strongly: EBIT of € 129.1 million and net income without one-off effects of € 87.7 million represent an increase of 104 % and 120 % respectively on the previous year's figures of € 63.2 million and € 39.9 million respectively.

Thanks to the expansion in our production capacity and continuous growth in production, sales and profits, we were able to create 197 new jobs in the Group in 2006. At the year-end 2006, Q-Cells employed 964 staff, of whom 39 were trainees.

The continuing scarcity of the raw material silicon remained one of the key issues facing the international photovoltaic industry in 2006. This year, too, we succeeded in securing our raw material supply and hence our growth with new, long-term supply contracts.

At the beginning of 2007 we concluded an agreement with the Norwegian company Elkem Solar, which secures us considerable quantities of silicon. The contract provides for Elkem Solar supplying Q-Cells AG with contractually agreed quantities of metallurgical silicon from 2008. Besides a basic quantity – 800 tonnes in 2008, 2,800 tonnes in 2009 and 2,400 tonnes every year from 2010 to 2018 – Q-Cells has the option of purchasing an additional quantity of up to 1,600 tonnes in 2010 and between 2,500 and 5,000 tonnes in the following years of the contract term. The total quantity of silicon that will be supplied as part of the agreement is expected to correspond to a total output of more than 10 GWp from the solar cells produced from it. This means that in view of the quantities of silicon already secured by contract, Q-Cells AG will probably have enough material at its disposal as early as 2010 to produce more than 1 GWp of solar cells per year. That is roughly four times our production output in 2006.

The use of metallurgical silicon will make a substantial contribution to overcoming the current scarcity of silicon on a sustained basis and consequently reducing the costs of photovoltaic energy significantly. We are convinced that the long-term contract announced at the beginning of February will give Q-Cells a considerable competitive advantage.

On the sales side, we concluded additional long-term supply contracts in 2006 and, as planned, further diversified and internationalised our customer base. Spain was the most important growth market this year. In addition, other strategically important foreign markets in Southern Europe, East Asia and North America played an increasingly significant role. In 2006, we succeeded in increasing the export ratio to 53.3% in 2006, up from 36.8% in the previous year. The target for the current year is to increase this ratio to 60%.

We continued to pursue our strategic target of **cost reduction** in 2006. We achieved this by boosting our research and development activities, by developing products still further and by optimising our production processes on an ongoing basis.

We view research and development as a crucial tool in reducing costs. We therefore substantially increased staff levels in our technology department. While there were 57 scientists and engineers working on improving products and processes at the beginning of the year, by the year-end 107 staff were employed here. One result of these endeavours is that the „diet" project to reduce cell thickness – and consequently to reduce the use of silicon – could be continued successfully. Our standard product is currently 200 microns (μm) thick, and we have already carried out several test series with wafers that are only 160 μm thick. By comparison, in 2003 the wafers were still 330 μm thick. Q-Cells is not only working on optimising conventional cell technology but also on new cell concepts with far higher potential efficiency ratings. In order to press ahead with these **research and development projects**, we started work on constructing our own test line solely for R&D purposes at the end of 2006. This facility will be available to our researchers from the second half of 2007.

In 2006 we focused particularly on our involvement in new photovoltaic technologies. Above all, we expect them to make a crucial contribution to reducing the costs of generating solar electricity.

EverQ GmbH, in which Q-Cells holds a 33.3% stake, began mass production of wafers, cells and modules in its first factory in Thalheim in April 2006. EverQ achieved break-even a mere two months later and has been in the black since then. In view of this success, the various partners involved quickly made the decision to expand further. Its second factory with a capacity of 60 MWp is currently under construction and will start production as early as the second quarter of this year.

In 2006, Q-Cells established several companies in the field of thin-film technology or invested in existing companies. Its wholly owned subsidiary **Brillant 234. GmbH** has already constructed its first production facility for the so-called micromorph silicon thin-film modules and will begin test production by the middle of this year. The same is true of **Calyxo GmbH**, which was established in 2005. It will commercialise a newly developed cadmium telluride technology, for which we acquired an exclusive global license. We recently established **Solibro GmbH**, a German-Swedish joint venture in which Q-Cells holds 67.5% of the shares. It is focusing on Copper Indium Gallium Diselenide, usually abbreviated to CIGS, technology and is expected to construct its first factory during the coming year. **VHF-Technologies SA**, which is based in the Swiss town of Yverdon-les-Bains, pursues a slightly different approach. The company develops and produces flexible silicon thin-film modules under the brand name Flexcell. The vast majority of its production, which is currently still small scale, is sold to end consumers and is geared to use in outdoor activities, such as a source of energy for sailboats. Q-Cells AG, which presently holds 23.4% of the shares and has an option over 51%, aims not only to establish photovoltaic technology as part of people's everyday lives but also to develop new market segments in building-integrated photovoltaics and in industrial roofing by scaling up this technology. We see great market potential in this area in particular, since there are many roofs, particularly in the USA but also in Europe and East Asia, which are structurally unsuitable for installing conventional photovoltaic systems.

Finally, Q-Cells AG invested in the US **Solaria Corporation** in 2006. The company, which is based in Fremont (California), is developing a technology, which allows it to manufacture two or three times the number of modules from the same quantity of silicon or solar cells by concentrating the sunlight.

Q-Cells AG again received well-known **business prizes** in 2006. For example, the company was given the Technology Fast 50 award by the auditors and consultants Deloitte. The Fast 50 is a ranking of the fastest growing technology companies in Germany. Deloitte calculated it for the first time: in the period from 2001 to 2005 Q-Cells AG's sales rose by 33,000%. With this figure Q-Cells was placed second in the European Technology Fast 500.

Figures from public life and politicians from all parties visited Q-Cells AG's offices in Thalheim in 2006. We should like to emphasise the visit by the President of the Federal Republic of Germany, Dr. Horst Köhler, who was accompanied by his wife and the Minister President of the State of Saxony-Anhalt, Professor Dr. Wolfgang Böhmer. We were also very happy to receive visits by their Excellencies Rachid Bouhlal, Ambassador of the Kingdom of Morocco, and Hanno Rumpf, Ambassador of the Republic of Namibia.

We should like to take this opportunity to thank our employees for their dedicated commitment. Without them, our achievements would not have been possible. They have not only performed with excellence in completing their own tasks, but also quickly and smoothly integrated the many new employees we hired as a result of our rapid growth. We should also like to thank our customers and business partners for their excellent and close partnership.

We should also like to thank our shareholders for the confidence they place in our work.

Unfortunately Q-Cells AG also suffered a major and tragic loss in 2006. Our co-founder and long-time Chief Technology Officer **Reiner Lemoine** died after a long, serious illness on December 6, 2006 at the age of only 57. Mr Lemoine had already resigned from the Board of Directors with effect from October 27, 2006.

In Reiner Lemoine we have not only lost a founder and committed Chief Technology Officer but also a quite remarkable man. Without visionaries like Reiner Lemoine, this industry and Q-Cells would not exist. The establishment of Q-Cells is due to his farsightedness. His plan was always clear: to make the small photovoltaic industry competitive and to make solar energy one of the principal sources of energy. This is what drove him and the fact that we have all got closer to this goal in recent years is largely due to him.

We miss him greatly and are proud to be able to continue the company as he would have wished.

Anton Milner
CEO

Thomas Schmidt
COO

Dr. rer. pol. **Hartmut Schüning**
CFO

Dr. Florian Holzapfel
CTO



1 **DR. THOMAS VAN AUBEL**
Chairman of the Supervisory Board (since 11/1999, appointed until 2009)
Attorney at law at VAN AUBEL Rechtsanwälte

2 **DR. DINNIES JOHANNES VON DER OSTEN**
Vice Chairman of the Supervisory Board (since 11/1999, appointed until 2009)
Managing Director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH

3 **MARCEL EGMOND BRENNINKMEIJER**
Member of the Supervisory Board since 12/2002, appointed until 2009
CEO Good Energies Inc.
Director at Good Energies Investment B.V.

4 **DR. CHRISTIAN REITBERGER**
Member of the Supervisory Board since 03/2004, appointed until 2009
Partner in APAX Partners Beteiligungsberatung GmbH

5 **IMMO STRÖHER**
Member of the Supervisory Board since 11/1999, appointed until 2009
Entrepreneur in the field of renewable energies industry

6 **FRAUKE VOGLER**
Member of the Supervisory Board since 2005, appointed until 2009
Attorney at law and Tax Advisor at Vogler Roessink Chalupnik

7 **HARTMUT KARCHER**
Member of the Supervisory Board since 2005
Employee representative
Position in the company: Operator

8 **CONSTANZE SCHMIDT**
Member of the Supervisory Board since 2005
Employee representative
Position in the company: Employee HR

9 **UWE SCHMORL**
Member of the Supervisory Board since 2005
Employee representative
Position in the company: Production Manager



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REPORT OF THE SUPERVISORY BOARD
FOR THE FISCAL YEAR FROM JANUARY 1 TO DECEMBER 31, 2006

During the year under review the Supervisory Board monitored management on a regular basis and provided advice on all issues of significance. To this end, the Executive Board kept the Supervisory Board informed on the Company's situation and key business transactions in a regular, prompt and comprehensive manner in both written and oral form. The Supervisory Board dealt with Executive Board reports in five meetings. The Supervisory Board also discussed the Company's development with the Executive Board on an ongoing basis outside the scope of meetings.

KEY MEASURES AND DEVELOPMENTS

The expansion of Q-Cells AG's production capacity through the construction of a fifth production line and investment in new photovoltaic technologies formed a substantial part of the Supervisory Board's discussions with the Executive Board.

The key topics of these joint discussions were:

- the expansion of production capacity in the Company's core business through the construction of a new fifth production line in Thalheim,
- research and development projects in the Company's core business and the planning of a research and development line,
- investment in new photovoltaic technologies, in particular, the establishment of Brillant 234. GmbH as a wholly owned subsidiary of Q-Cells AG, the establishment of Solibro GmbH as a joint venture with the Swedish company Solibro AB, the investment in VHF-Technologies SA and the investment in The Solaria Corporation,
- the expansion in production capacity at EverQ GmbH and the increase in Q-Cells AG's stake in the company,
- Q-Cells AG's stock option plan for new employees (ESOP II),
- the development of a new Group structure and
- the improvement in the site's infrastructure through the construction of a new office building and the erection of a central chemicals store.

As was the case in 2005, the ongoing reporting concerning the procurement of silicon and silicon wafers was of special interest to the Supervisory Board in discussions with the Executive Board. In 2006, too, the market was characterized by a shortage in the source material silicon and this topic was, and still is, therefore one of prime strategic importance for Q-Cells AG. The Executive Board kept the Supervisory Board apprised in depth on procurement strategy as well as the current status of procurement activities. The preparation of the supply contract with the Norwegian company Elkem AS, which was signed in February 2007, was of particular significance in this connection.

Furthermore, the preparation of and conduct of the first ordinary Annual Shareholders' Meeting following the Initial Public Offering (IPO) constituted a significant portion of the Supervisory Board's work.

CORPORATE GOVERNANCE

Q-Cells AG's Executive and Supervisory Boards issued a joint declaration of compliance with the Corporate Governance Code under section 161 of the AktG (Stock Corporation Act) on March 19, 2007.

Details can be found in the declaration of compliance and in the Corporate Governance report in the Annual Report.

In 2006, the Supervisory Board decided to institute an annual review of its own work in accordance with the recommendations of the German Corporate Governance Code and carried it out for the first time. The aim of this self-review is to make the work of the Supervisory Board more efficient. The findings of this review will be taken into account and implemented by the Supervisory Board and the Executive Board in preparing and conducting their joint meetings.

COMPOSITION OF THE SUPERVISORY BOARD

There were no changes to the composition of the Supervisory Board during the period under review. The Supervisory Board consisted of nine persons throughout the whole of 2006.

The following shareholder representatives are elected until the end of the ordinary Annual Shareholders' Meeting that resolves the discharges for the fiscal year ending December 31, 2009:

- Dr. Thomas van Aubel (Chairman)
- Dr. Dinnies Johannes von der Osten (Vice Chairman)
- Marcel Brenninkmeijer
- Dr. Christian Reitberger
- Immo Ströher
- Frauke Vogler

The following employee representatives are elected until the end of the ordinary Annual Shareholders' Meeting that resolves the discharges for the fiscal year ending December 31, 2009:

- Hartmut Karcher
- Constanze Schmidt
- Uwe Schmorl

COMPOSITION OF THE EXECUTIVE BOARD

The composition of the Executive Board has changed during the period under review. Mr Reiner Lemoine resigned as Chief Technology Officer for health reasons with effect from October 27, 2006. At its meeting on December 7, the Supervisory Board appointed Dr. Florian Holzapfel as Deputy Executive Board Member responsible for Technology.

The Executive Board consists of Messrs Anton Milner, Thomas Schmidt and Dr. Hartmut Schüning as well as Dr. Florian Holzapfel as deputy member.

The Supervisory Board received the news that Mr Reiner Lemoine had died on December 6, 2006, with great dismay and sadness. As the founder of Q-Cells AG and member of the Executive Board over many years, Mr Lemoine was a major driver behind the Company's positive development and shaped Q-Cells AG. The Supervisory Board is mourning a colleague, who was as competent as he was endearing and a very special person.

WORK OF THE COMMITTEES

The Supervisory Board has created three committees.

The **Audit Committee** was engaged extensively with planning fiscal years 2006 and 2007 during the period under review. Discussions centred on accounting questions, the consolidation of subsidiaries and affiliated companies as well as the organization of risk management with regard to contract risks. The activities undertaken by the Audit Committee as part of the preparation and review of the annual financial statements and consolidated financial statements are presented below in the section on ‚Annual Financial Statements and consolidated financial statements'. Another focus of activity was the valuation of stock options under IFRS.

Members of the Audit Committee during the entire period under review were:

- Frauke Vogler (Chairwoman)
- Dr. Dinnies Johannes von der Osten

The **Compensation Committee** dealt with compensation systems in the Company during 2006, in particular for those affecting the Executive Board and management, as well as the design of the Stock Option Program II.

Members of the Compensation Committee during the entire period under review were:

- Dr. Thomas van Aubel (Chairman)
- Marcel Brenninkmeijer
- Dr. Christian Reitberger

The task of the **Strategy Committee** is the discussion of strategic options, including possible merger and acquisition activity, with the Executive Board. During the period under review discussions took place with the Executive Board on the strategy for acquiring silicon, particularly metallurgical silicon, investment in new photovoltaic technologies, the construction of a research and development test line, the sales strategy, cost management programs and fundamental questions of corporate strategy.

Members of the Strategy Committee during the entire period under review were:

- Dr. Thomas van Aubel,
- Marcel Brenninkmeijer,
- Dr. Dinnies Johannes von der Osten and
- Dr. Christian Reitberger

ANNUAL FINANCIAL STATEMENTS AND CONSOLIDATED FINANCIAL STATEMENTS

The Supervisory Board appointed KPMG Deutsche Treuhand-Gesellschaft Aktiengesellschaft Wirtschaftsprüfungsgesellschaft Leipzig, to perform the audit of the annual financial statements and the consolidated financial statements of Q-Cells AG consistent with the resolution passed at the Annual Shareholders' Meeting on June 29, 2006. The consolidated financial statements were compiled in accordance with the principles of the International Financing Reporting Standards (IFRS), as they are to be applied in the EU, and with the principles of the German Commercial Code (HGB) to be applied in accordance with section 315a paragraph 1 HGB.

The Audit Committee discussed the annual financial statements for 2006 and the consolidated financial statements for 2006 with the auditors, the Chief Financial Officer and Company employees and, in so doing, set the following emphases for the review:

- Management of the foreign exchange risk,
- Processes and internal control system for the recording of contracts,
- Stock-taking, processes and internal control system.

Accounting for individual balance sheet items and their presentation in the Notes were discussed. In conclusion, the auditors and the Executive Board have responded to all questions of the Audit Committee on individual balance sheet items and their presentation in both the financial statements of 2006 and the consolidated financial statements of 2006.

The annual financial statements and the consolidated financial statements were the subject of discussion by the Supervisory Board in the presence of the auditor. The audit was monitored by the Audit Committee, which also prepared a report to the plenary Supervisory Board. The auditor granted an unqualified audit opinion on the annual financial statements, the Management Report, the consolidated financial statements and the Group Management Report.

The plenary Supervisory Board for its part examined the annual financial statements, the Management Report prepared by the Executive Board, the recommendation for appropriation of profits made by the Executive Board as well as the consolidated financial statements and the Group Management Report.

The Supervisory Board agreed with the findings of the auditor on the review of the annual financial statements.

The Supervisory Board raised no objections as a result of its own review. It approved the annual financial statements and consolidated financial statements prepared by the Executive Board. They are therefore adopted. The Supervisory Board agrees with the Executive Board's recommendation for the appropriation of profits.

NOTES TO THE MANAGEMENT REPORT AND THE GROUP MANAGEMENT REPORT

Subscribed capital amounted to EUR 74,729,728.00 as of the balance sheet date and was divided into 74,729,728 bearer shares at no par value carrying voting rights.

At the time the balance sheet is being prepared, the subscribed capital amounts to EUR 109,053,307.00 and is divided into 109,053,307 shares at no par value and into (i) 78,483,323 ordinary shares carrying voting rights and (ii) 30,569,984 preference shares without voting rights. The change in the subscribed capital is based on a capital increase through contributions in kind making partial use of the authorized capital, which was recorded in the Commercial Register on February 5, 2007.

The capital increase through contributions in kind is based on the following:

On February 5, 2007, Q-Cells acquired 17.9% of the shares (88,456,767 shares) in REC Renewable Energy Corporation ASA based in Høvik/Norway from Good Energies Investments B.V. (Good Energies). In addition to securing large quantities of metallurgical silicon, Q-Cells has as a result invested in the world's largest manufacturer of polycrystalline silicon and of silicon wafers for solar cell production and one of the leading photovoltaics companies in the world.

As a result, Good Energies has increased its holding in Q-Cells. As part of the capital increase through contributions in kind Q-Cells has issued 34,323,579 new shares to Good Energies. Of these shares, 3,753,595 were issued as ordinary shares carrying voting rights. As a result, Good Energies has achieved a 29.9% share of voting rights. The remaining 30,569,984 shares are preference shares, which carry no voting rights and are not listed on the stock exchange. However, Good Energies is entitled to convert the preference shares into ordinary shares in a stock exchange admission process and register them for trading on the stock exchange. The preference shares carry a small dividend advantage of 3 cents per share. As a result of issuing the new shares Q-Cells' share capital has increased to the above mentioned figure of EUR 109,053,307.00. Following the transaction Good Energies holds 29.9% of the capital carrying voting rights and 49.55% of the total share capital.

As of the balance sheet date, authorized capital amounted to EUR 36,913,604.00. Because of the capital increase through contributions in kind on February 5, 2007 it amounts to EUR 2,590,025.00 at the time the balance sheet is being prepared. The authorized capital allows the Executive Board, with the consent of the Supervisory Board, to carry out short-term capital measures, in particular, in as much as the Executive Board is authorized to and with the consent of the Supervisory Board, to decide on the exclusion of subscription rights. As a result, in suitable individual cases Q-Cells AG is able to acquire companies or holdings not only by paying a purchase price in cash but also by ceding shares in Q-Cells AG.

The Company's share capital is conditionally increased by up to EUR 2,539,200.00 by the issue of up to 2,539,200 no par value bearer shares (Conditional Capital I). Conditional Capital I serves to redeem subscription rights (stock options), which the Executive Board was authorized to issue by the Annual Shareholders' Meeting on December 29, 2003. Since 2005 stock options may no longer be issued under Conditional Capital I.

Conditional Capital II, which amounted to EUR 2,609,688.00 as of the balance sheet date, serves to redeem subscription rights (stock options), which the Executive Board was authorized to issue by the Annual Shareholders' Meeting on August 16, 2005. The Executive and Supervisory Boards are convinced that employee participation achieves a closer identification with the Company's aims and, as a result, motivates employees to work harder.

Conditional Capital III, which amounted to EUR 29,530,884.00 as of the balance sheet date, serves to grant option rights and option obligations to the holders of warrants under warrant bonds or of conversion rights or conversion obligations to the holders of convertible bonds, which are issued on the basis of the authorization resolution by the Annual Shareholders' Meeting on June 29, 2006 by the Company or a subordinate affiliated company. The aim is to secure and extend Q-Cells AG's options for financing its activities. The Executive Board shall, with the consent of the Supervisory Board, have the option of raising finance flexibly and rapidly in the interests of the Company if favourable conditions materialize on capital markets. No use was made of the authorization to issue warrant or convertible bonds in the period under review, that is in 2006. However, the Company made partial use of the authorization on February 28, 2007 by issuing a convertible bond for EUR 492,500,000.00 through its subsidiary Q-Cells International Finance B.V.

The Company was authorized by the Annual Shareholders' Meeting on June 29, 2006, in accordance with section 71 paragraph 1 No. 8 of the AktG, to acquire own shares and use them, excluding shareholders' subscription rights, in such a way as to be able to offer them as part of a merger with companies or as part of the acquisition of companies or holdings and issue them as part of employee participation plans. The Company made no use of this in the period under review.

The Company is run and represented vis-à-vis third parties by the Executive Board. The Executive Board may consist of one or more persons, who are appointed for a maximum of five years; reappointment is permissible. The Supervisory Board determines the number of Executive Board members, their appointment and revocation of their appointment. Currently there are four members of the Executive Board.

In accordance with section 133 of the AktG, the statutes may only be amended by a resolution of the Annual Shareholders' Meeting. Resolutions by the Annual Shareholders' Meeting require a simple majority of the votes cast unless the law compels otherwise or the statutes stipulate different majority requirements.

HOLDINGS IN Q-CELLS AG

Up to the date on which the balance sheet was prepared (February 28, 2007) Q-Cells AG received the following notifications from the Company's shareholders in accordance with the provisions of the Wertpapierhandelsgesetz (WpHG = Securities Exchange Act):

Entrepreneurs Fund Holding AG, Zug, Switzerland, notified us in accordance with section 21 paragraph 1 WpHG that its share of the voting rights in Q-Cells AG exceeded the thresholds of 5% and 10% on February 16, 2006 and subsequently amounted to 16.39% and that all its voting rights were imputed in accordance with section 22 paragraph 1 clause 1 No. 1 WpHG.

Fidelity International (FRM Corp.), Boston, Massachusetts, USA, notified us in accordance with section 21 paragraph 1 WpHG that its share of voting rights in our Company exceeded the threshold of 10% on August 1, 2006.

The company Good Energies Investments B.V., Amsterdam, the Netherlands, notified us in accordance with section 21 paragraph 1 WpHG that its share of voting rights in Q-Cells AG exceeded the threshold of 25% on September 1, 2006 and subsequently amounted to 25.43% and that of this figure a share in the voting rights of 0.81% was imputed to it in accordance with section 22 paragraph 1 clause 1 No. 5 WpHG.

COFRA HOLDING Aktiengesellschaft, Zug, Switzerland, notified us in accordance with section 21 paragraph 1 WpHG that its share in the voting rights of Q-Cells AG exceeded the threshold of 25% on September 1, 2006 and subsequently amounted to 25.43% and that of this figure a share in the voting rights of 24.62% was imputed to it in accordance with section 22 paragraph 1 clause 1 No. 1 WpHG and share in the voting rights of 0.81% was imputed to it in accordance with section 22 paragraph 1 clause 1 No. 5, clause 2 WpHG.

Entrepreneurs Fund Holding AG, Zug, Switzerland, notified us in accordance with section 21 paragraph 1 WpHG that its share of the voting rights in Q-Cells AG exceeded the threshold of 25% on September 1, 2006 and subsequently amounted to 25.43% and that of this figure a share in the voting rights of 24.62% was imputed to it in accordance with section 22 paragraph 1 clause 1 No. 1 WpHG and a share in the voting rights of 0.81% was imputed to it in accordance with section 22 paragraph 1 clause 1 No. 5, clause 2 WpHG.

THANKS FROM THE SUPERVISORY BOARD

The Supervisory Board wishes to thank the Executive Board, Company representatives and all employees of Q-Cells AG and its affiliated companies for their great commitment and successful hard work.

Berlin, March 21, 2007



Dr. Thomas van Aubel
Chairman of the Supervisory Board

CORPORATE GOVERNANCE REPORT 2006

1. EXECUTIVE BOARD, SUPERVISORY BOARD AND ADVISORY BOARD

The Executive Board of Q-Cells AG manages the Company and is supervised and advised by the Supervisory Board. The Executive Board informs the Executive Board regularly and without delay of issues of strategy and planning relevant to the total enterprise as well as with regard to business development, the financial position and performance and business risks. Furthermore, the Supervisory Board has determined that the Executive Board must have the consent of the Supervisory Board for certain types of transactions. The Supervisory Board meets at least two times every six months of the calendar year. It has formed an Audit Committee, a Compensation Committee and a Strategy Committee from among its members. More detailed information concerning the activity of the Supervisory Board and the cooperation between the Supervisory Board and the Executive Board can be found in the Report of the Supervisory Board. In addition, the Company has established an Advisory Board which meets twice a year and has the function of advising the Executive Board on strategic matters like international expansion, questions of economics and monetary policy, growth management or public affairs. The Advisory Board is not a corporate board under corporate law but is a body voluntarily established by Q-Cells AG.

2. SHAREHOLDERS

We use the financial calendar published on our website (www.q-cells.com) to inform shareholders and interested persons of all important events. In addition to ad hoc announcements, other current developments and important company information are available on our website at any time. Moreover, the Company's articles of incorporation, its current and previous annual and quarterly reports as well as analysts' presentations, information concerning share performance and a summary of speeches by members of the Executive Board to the Annual Shareholders' Meeting in 2005 are available on the website. In the Annual Shareholders' Meeting, shareholders have the possibility to exercise their voting right themselves or through a proxy of their choice.

3. JOINT DECLARATION BY THE EXECUTIVE BOARD AND SUPERVISORY BOARD REGARDING THE CORPORATE GOVERNANCE CODE

Section 161 of the German Stock Corporation Act (AktG) requires the Executive Board and the Supervisory Board of a listed stock corporation to declare once a year that the recommendations of the German Corporate Governance Code have been and are being complied with. The German Corporate Governance Code is published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette and is also available on the website www.corporate-governance-code.de. It contains recommendations regarding the shareholders and the Annual Shareholders' Meeting, the Executive Board and the Supervisory Board, transparency, reporting and the audit of annual financial statements. If the listed stock corporation in question has not complied with or does not intend to comply with a recommendation, the Executive Board and Supervisory Board must, in accordance with Section 161 AktG, announce this in their annual compliance statement.

In their compliance statement of March 19, 2007, the Executive Board and Supervisory Board of Q-Cells AG declared their compliance with the recommendations of the Government Commission on the German Corporate Governance Code as revised on June 12, 2006 and published by the Federal Ministry of Justice in the official section of the electronic Federal Gazette with the following exceptions:

- In deviation from Clause 3.8 of the Code, the Company has taken out D&O insurance for the Executive Board and Supervisory Board without a personal deductible. The Executive Board and Supervisory Board are of the opinion that the deductible of a D&O policy is not the appropriate method of achieving the goals of the Code. Such deductibles are normally insured by the members of the Executive Board and Supervisory Board so that the actual function of the deductible becomes purposeless and the issue is finally simply the level of compensation of the Executive Board and of the Supervisory Board. For that reason, a deductible is not customary in other countries.

- In deviation from Clause 6.6 of the Code, our intention is not provide itemized disclosure of total ownership of shares or related financial instruments held by the Executive Board and Supervisory Board in the corporate governance report even should total holdings of all Executive Board and Supervisory Board members exceed 1% of the shares issued by the Company. The Executive Board and Supervisory Board are of the opinion that the disclosure obligations when a shareholder's holdings exceed certain thresholds, as stipulated in the Stock Corporation Act, are sufficient.

The declaration of conformity must be made constantly accessible to the Company's shareholders on the Company's website. In conformity with Clause 3.10 of the Code, older declarations of conformity will be kept available for viewing on the Company's website for a period of five years.

4. REPORT ON THE COMPENSATION OF THE EXECUTIVE BOARD

a. Principles of the compensation system for the Executive Board

The members of the Executive Board receive remuneration made up of several components:

- a fixed annual base salary
- variable compensation, the amount of which is based on the extent to which personal and corporate goals were met
- stock options awarded

The fixed base salary is paid monthly and reviewed at regular intervals for conformity with the market and appropriateness. No commitments have been made with regard to the situation that would apply if employment ends.

In 2006, the Executive Board members Thomas Schmidt and Dr. Hartmut Schüning exercised some of the stock options awarded in fiscal 2004.

In compliance with the recommendations of the German Corporate Governance Code, the total compensation of the members of the Executive Board thus includes fixed and variable components. Criteria for the level of the compensation include especially the responsibilities of the particular member of the Executive Board, his personal performance, the performance of the Executive Board as a whole as well as the economic situation, the success and future prospects of the company with consideration of its comparative environment. The variable compensation and the stock option plan are associated with risks, so that is no guaranteed compensation.

b. Compensation of the Executive Board members in 2006

NAME	Fixed compensation € '000	Variable compensation € '000	Stock options awarded € '000	Total € '000
Anton Milner, CEO	155.5	146.3	None	301.8
Dr. Hartmut Schüning, CFO	161.1	131.6	178.7	471.4
Thomas Schmidt, COO	162.5	134.6	177.7	474.8
Reiner Lemoine, CTO (until 30.9.06)	180.0	101.0	None	281.0
Dr. Florian Holzapfel, CTO (from 7.12.06)	8.3	9.0	4.2	21.5
Total	667.4	522.5	360.6	1,550.5

5. COMPENSATION OF THE SUPERVISORY BOARD

a. Principles of the compensation system for the Supervisory Board

In line with the proposal of the Executive Board and the Supervisory Board, the compensation of the Supervisory Board is determined by the Annual Shareholders' Meeting.

In addition to the reimbursement of expenses, each member receives fixed and performance-based annual remuneration. Decisive for the calculation of the performance-based remuneration is the group net income posted in the group annual financial statements in line with IFRS. Members of committees additionally receive a percentage of the fixed and variable compensation. The level of compensation is determined by the Annual Shareholders' Meeting on the basis of a simple majority.

b. Compensation of Supervisory Board members in 2006

SUPERVISORY BOARD MEMBER	Fixed remuneration € '000	Variable remuneration € '000	Fixed and variable remuneration Committee € '000	Waiver previous years € '000	Total € '000
Dr. Thomas van Aubel	[redacted]	[redacted]	24.3	0.0	89.1
Dr. Dinnies Johannes von der Osten	[redacted]	[redacted]	16.2	-3.0	61.8
Marcel Brenninkmeijer	[redacted]	[redacted]	16.2	0.0	48.6
Dr. Christian Reitberger	[redacted]	[redacted]	16.2	-40.7	7.9
Immo Ströher	[redacted]	[redacted]	0.0	0.0	32.4
Frauke Vogler	[redacted]	[redacted]	16.2	0.0	48.6
Uwe Schmorl	[redacted]	[redacted]	0.0	0.0	32.4
Constanze Schmidt	[redacted]	[redacted]	0.0	0.0	32.4
Hartmut Karcher	[redacted]	[redacted]	0.0	0.0	32.4
Total 2006	[redacted]	[redacted]	**89.1**	**-43.7**	**385.6**

c. Legal advice from VAN AUBEL law firm

The Chairman of Q-Cells AG's Supervisory Board, Dr. Thomas van Aubel, is a partner in the law firm VAN AUBEL Rechtsanwälte. He also advised Q-Cells AG in legal matters in fiscal 2006. Q-Cells AG was invoiced a total of EUR 691,315.83 (gross incl. disbursements) in fiscal 2006 for legal advice from Dr. Thomas van Aubel, other partners and employees in the law firm VAN AUBEL Rechtsanwälte.

6. OWNERSHIP OF SHARES AND OTHER FINANCIAL INSTRUMENTS

As of December 31, 2006, the members of the Executive Board and Supervisory Board of Q-Cells AG in aggregate own the following number of shares of the Company as well as related financial instruments (including stock options):

Shares:	No. 28,682,241
Options:	No. 645,758

7. NOTIFICATIONS PURSUANT TO SECTION 15A OF THE GERMAN SECURITIES TRADING ACT (WPHG) (DIRECTORS' DEALINGS)

Pursuant to Section 15a of the German Securities Trading Act (WpHG), members of executive boards, supervisory boards and persons who have a close association with a member of an executive board or supervisory board must report transactions involving the company's shares or related financial instruments (directors' dealings) to the German Federal Financial Supervisory Authority and the Company. The Company promptly publishes notifications concerning directors' dealings on its website upon receiving the notification.

In 2006, the Company received notifications pursuant to Section 15a of the Securities Trading Act regarding the following transactions:

TVVG Solarbeteiligungen GmbH, a legal entity in close association with a member of the Supervisory Board, sold 383,386 shares at a price per share of EUR 68 on January 20, 2006.

Pluto Solarbeteiligungen GmbH, a legal entity in close association to a natural person in close association to a member of the Supervisory Board, sold 191,693 shares at a price per share of EUR 68 on January 20, 2006.

Ströher Finanzholding AG, a legal entity in close association with a member of the Supervisory Board, sold 5,402,053 shares at a price per share of EUR 77 on April 20, 2006.

Ströher Finanzholding AG, a legal entity in close association with a member of the Supervisory Board, sold call options to 2,164,403 shares at a price per share of EUR 8.73 on April 20, 2006 in connection with the issue of an exchangeable bond. These options will fall due on April 15, 2009, the exercise price is EUR 51.98 (following the share split; it was EUR 103.95 when the options were sold).

TVVG Solarbeteiligungen GmbH, a legal entity in close association with a member of the Supervisory Board, sold 800,000 shares at a price per share of EUR 77 on June 11, 2006.

Pluto Solarbeteiligungen GmbH, a legal entity in close association with a natural person in close association with a member of the Supervisory Board, sold 400,000 shares at a price per share of EUR 77 on June 11, 2006.

8. STOCK OPTION PLANS AND SIMILAR INCENTIVE SYSTEMS

By resolution of the Annual Shareholders' Meeting of Q-Cells AG on December 29, 2003, the Executive Board – or, if it was itself affected, the Supervisory Board – was authorized to issue stock options to current and future members of the Executive Board and employees of the Company as well as corporate boards and employees of future subsidiaries as part of Stock Option Plan 2003. By resolution of the Annual Shareholders' Meeting of Q-Cells AG dated August 16, 2005, the Stock Option Plan 2003 was closed. Furthermore, by resolution of the Annual Shareholders' Meeting on August 16, 2005, the scope of the conditional capital for servicing Stock Option Plan 2003 was limited to the scope of the options issued by that time. For servicing Stock Option Plan 2003, the Company's share capital has now been conditionally increased by up to EUR 2,539,200.00 through the issue of up to 2,539,200 bearer shares (Conditional Capital I).

On August 16, 2005, the Annual Shareholders' Meeting of Q-Cells AG voted to introduce the Stock Option Plan 2005. Accordingly, the Executive Board – or, if it was itself affected, the Supervisory Board – is authorized to issue up to 434,948 subscription rights to current and future employees of the Company and members of the Executive Board as well as corporate boards and employees of current or future affiliated companies. For servicing Stock Option Plan 2005, the Company's subscribed capital has been increased by up to EUR 2,609,688.00 through the issue of up to 2,609,688 bearer shares (Conditional Capital II).

The Annual Shareholders' Meeting of Q-Cells AG voted to amend the modalities of Stock Option Plan 2003 on June 29, 2006. Pursuant to this resolution, to avoid breaches of the rules on insider trading, subscription rights may only be exercised four times in the fiscal year within two week periods even after the expiry of the 2 year minimum waiting period irrespective of compliance with the performance target. These exercise periods will each start on the third banking day following publication of the quarterly reports for the second and third quarters, the balance sheet press conference and the ordinary Annual Shareholders' Meeting. The exercising of subscription rights is also excluded from the date on which Q-Cells AG announces an invitation to its shareholders to purchase new shares or bonds with conversion or subscription rights or obligations until the date on which the shares of Q-Cells AG with the entitlement to subscribe are first officially listed „ex rights" on the stock exchange on which the Q-Cells AG shares were introduced, both dates being inclusive.

SUSTAINABILITY REPORT 2006



Companies bear responsibility for the society in which they operate. That which sounds like a truism at first is not always self-evident on a day-to-day basis. It has, however, become more and more apparent in recent years that a company's long-term success is closely connected with the perception of this responsibility – for the company's staff, for the people in the region where the company is located, for the environment, climate and subsequent generations and not least for the shareholders and consequently the owners of the company. The realization that none of these stakeholder groups can benefit in the long-term if a company violates the interests of the others has become accepted. It is a case of what is generally meant by the word „sustainability": the fusion of economic, ecological and social aspects in companies' actions.

Q-Cells AG has faced up to this responsibility from the beginning. Simply the idea behind the Company's establishment is evidence of that: the Company's founders wanted to make their contribution to helping photovoltaics make a breakthrough and make this environmentally friendly form of energy generation the main energy source in future through the industrial production of solar cells.

A further positive signal was the establishment of the company in an economically underdeveloped part of Germany, which had had to cope with massive job losses following the fall of the Berlin Wall and German unification. The success of Q-Cells AG there has given many people new hope of sustained positive economic growth. After all Q-Cells AG is the only company in the State of Saxony-Anhalt that is listed in one of the German stock market's top indexes.

In view of our Company's continuing strong growth and the resultant increase in its significance to stakeholders, we at Q-Cells know that that is no longer sufficient for sustainable and responsible corporate development. During the rapid growth of recent years we all had our hands full creating production capacity, developing new markets, securing sufficient quantities of silicon and employing large numbers of new staff. However, we have now created the structures needed to tackle the issue of sustainability with the determination it requires. In 2006, we have therefore started to develop a sustainability strategy for the Company. This means carrying out a survey in the first place, the results of which we shall present to you with this first sustainability report by Q-Cells AG. In the report we shall be guided by the requirements of the Global Reporting Initiative (GRI). At this point we shall refrain from providing the presentation of the Company's economic situation it requires because this can be found in the Management Report.

The survey of the environmental impact of our processes was possible because in 2006 we started work on introducing an environmental management system. We ascertained and evaluated the environmental aspects of the entire Company for the first time. DIN ISO 14001 certification will be achieved this autumn. From next year, we shall then be able to document changes in our environmental impact.

We also started developing a climate protection strategy for Q-Cells AG in 2006. Its primary aim is to reduce the damage our production activities inflict on the climate directly by improving our production processes. However, we also wish to neutralize unavoidable damage through compensatory measures. We have already made a start: all business travel in 2006 has been made climate neutral and we shall continue to do this in future. A small contribution, certainly, but if we wish to slow global warming down, then even these small contributions are necessary.

Q-Cells has set out on the long and challenging route towards sustainable corporate development. We should like you to join us on this route.

RESPONSIBILITY FOR THE ENVIRONMENT

Photovoltaics is an environmentally friendly method for generating electric current. Since the „fuel" does not have to be extracted, no environmental damage is caused by drilling or open cast mining. Even more importantly, since the electricity is generated directly from solar energy, CO_2 emissions are avoided. In fact, the solar cells that we have produced have already achieved a certain amount worldwide. If one takes the specific CO_2 reduction factor calculated by the Fraunhofer Institute for Systems and Innovation Research on the basis of various investigations as a basis, one arrives at savings of approx. 310,500 tonnes of CO_2 for 2007 based on the quantities produced to date. And this is just the start, as production figures will continue to rise sharply.

Admittedly, the production of solar cells – as in every sector of industry – does impose burdens on the environment. From the beginning Q-Cells AG's objective was to keep these as low as possible and to reduce them further. We took an important step in this direction in 2006: with the start of the implementation and certification process for an **environmental management system** that meets the requirements of DIN ISO 14001 we are able, following the frantic and turbulent years spent developing the company, not only to produce an overview of all material flows and burdens but also to work selectively on reducing the environmental burdens. Furthermore, the introduction of an environmental management system helps to create awareness in the Company and to make many staff more qualified and more aware of these issues in their work. We deliberately include the topic in both the basic training and development of our employees. It is also a permanent fixture in our internal corporate communication. As a further sign of our commitment, we joined the regional „Saxony-Anhalt Environmental Alliance", a voluntary union of the State government and companies, in 2006.

Against this background, 2006 signifies a small environmental policy departure for Q-Cells AG. The present environmental audit report offers a complete overview of the situation in the Company for the first time and allows it to set concrete targets for improvement. Integrated environmental protection is now an important component of our organisation and our processes.

In addition to having a complete overview, which is shown in the „Key Data" section, we can already present our first successes in reducing environmental burdens we impose. We have made a start in the field of waste disposal. Through a consistent Group-wide programme of separating waste and optimizing our disposal contracts, we have increased the proportion of recyclable waste and reduced the costs of waste disposal dramatically.

Together with other companies in the industry, Q-Cells is committed to an issue that will be extremely important in future, namely the recycling of photovoltaic systems. As part of an industry initiative organised by Bundesverband Solarwirtschaft e.V., entitled PV CYCLE, Q-Cells is working on an industry-wide recycling scheme. At the moment, this is still a minor issue but within 15 years at the latest there will be large quantities of solar modules to be disposed of. Entirely in line with the aims of sustainable development, this body is working on a return system, which is to avoid declaring PV modules as waste.

A comprehensive energy management system and a Company-wide climate strategy, which we are devising with experienced, external associates, form the second component of our environmental strategy in addition to the integrated management system. It entails a two-fold approach to reducing the emission of greenhouse gases: by reducing the use of energy on the one hand and by neutralizing the remaining emissions through compensatory measures on the other hand. In this connection, the avoidance of emissions constitutes the paramount aim. For offsetting the remaining CO_2 emissions we shall focus on sponsoring certified Gold Standard projects, which fulfil all the sustainability criteria. There are no plans simply to purchase certificates.

In view of the pressing problems of global warming we have decided to give a signal even before implementing a comprehensive climate strategy: we have made all business trips carried out in 2006 climate neutral. Since the fact that managers and staff take flights is unavoidable for a company that is operating worldwide, we consider that this is an appropriate way in which we can fulfil our responsibilities.

RESPONSIBILITY FOR OUR EMPLOYEES

Q-Cells AG has only been able to grow so rapidly and so successfully because its employees have not only contributed their labour but their complete commitment to the Company from the beginning. We are aware of this and it has shaped and still shapes our dealings with each other. We have imposed upon ourselves basic rules regarding fair dealings that we recorded in a set of basic principles for the first time in 2006. It is now a matter of embracing these basic principles at all levels to protect and develop the corporate culture in view of continuing rapid growth.

Part of this culture is the partnership-based and non-confrontational cooperation between the Executive Board and the employees' representatives in resolving any problems that arise. The Company Representation Group is acknowledged by both the workforce and the management as a representation of interests and is kept informed and listened to by the Executive Board via regular meetings. Upcoming changes, such as to the organizational structure, are either communicated directly to all employees by the Executive Board or passed by managers to their staff via a multi-stage system. Communication meetings in which the Executive Board is available to all staff for a question and answer session take place once a quarter.

CONSUMPTION DATA 2005/2006



Water in m³
2006
219,917
2005
171,335
Electrical Energy in MWh
2006
37,456
2005
27,302
Natural Gas in MWh
2006
5,943
2005
4,910

In essence, there were two major innovations in the field of staff development in 2006.

On the one hand, we have introduced a comprehensive training and development system for all employees with the Q-Cells Academy. In addition to English courses and MS Office seminars, it offers events on technical issues and time management training. It also offers courses for managers on improving their social skills, which not only cover leadership skills for the Company's management but also for the extremely important group of shift supervisors.

On the other hand, we have started the „HerQules" project with a health insurance fund to promote occupational health. It includes an ergonomic review of all workstations plus any adjustments that may be required as well as specific fitness, relaxation and wellness products and services and the organization of joint sports activities. After all, health should also be fun and boost team spirit.

The training of young people from the region is especially important to us. Having built up the appropriate infrastructure, we are increasing the ratio of trainees in the total workforce from year to year. This year, the current figure of 39 trainees will be joined by a further 51 following a total of nine commercial and technical career paths. We aim to increase the ratio of trainees to 10%. In so doing, it is important for us to offer young people a realistic chance of permanent employment. We are not training people for unemployment but to meet our need for staff and consequently for a secure future for our trainees and our Company. Together with other companies in the environmental protection and renewable energies sectors, we have joined the „Umwelt schafft Perspektiven" (The Environment creates Perspectives) training initiative launched by the German Federal Ministry for the Environment, Nature Conservation and Nuclear Safety. As a result, we have not only undertaken to create additional training places but also act as an ambassador for this initiative in trying to persuade even more companies of the necessity of training.

Q-Cells AG manufactures at only one location, the German town of Thalheim in the State of Saxony-Anhalt. In 2006 it also had a subsidiary based in Hong Kong – Q-Cells Asia Ltd. – and an office in Hangzhou/China. A total of five people of various nationalities were employed there. There were also 25 employees at the Swiss company VHF-Technologies SA, who are included in the Group staff numbers because of the existing option to acquire a 51 % holding. Given this concentration on the Company's head office, we have opted not to classify the key data by region in the following overview.



COMPOSITION OF BOARDS AND UPPER MANAGEMENT

Supervisory Board


7
8
1

Executive Board


4
4

Management Q-Cells AG


13
2

■ male ◻ female
◻ 30–49 years ■ 50 +

EMPLOYEES Q-CELLS AND SUBSIDIARY COMPANIES

Total 964

Q-Cells AG


918

Q-Cells Asia Ltd.	VHF-Technologies	Brilliant 234. GmbH	Calyxo GmbH
3	25	8	10

EMPLOYEES Q-CELLS AG BY FUNCTION

Production, total


572

Research & Development


107

Others


239

EMPLOYEE TURNOVER

Persons leaving in percent: 2.18%


918

■ Q-Cells AG total ◻ Number of employees leaving employment

EMPLOYEES LEAVING EMPLOYMENT BY AGE GROUP/GENDER

16–29 years


2
2

30–49 years


9

50+ years


4

■ male ◻ female

AVERAGE NUMBER OF TRAINING HOURS BY EMPLOYEE CATEGORY

Employees Q-Cells total 918

Executive Board

4
10

Management

15
11

Production


569

3

Research & Development


102

7.5

Others


230

13

■ Number of employees ■ Average number of training days per employee

NUMBER OF WORK-RELATED INJURIES, Q-CELLS AG

Total 2,056 h


13

■ working accidents ◻ commuting accidents

INJURY DAYS WITH/WITHOUT CONTINUED PAYMENT OF WAGES

average ratio with cpw 2.04%
average ratio without cpw 0.77%

Days


6.826

■ Injury Days with continued payment of wages
◻ Injury Days without payment of wages

RESPONSIBILITY FOR THE COMPANY

For Q-Cells AG corporate responsibility consists of two elements above and beyond securing jobs and dealing with its own staff:

On the one hand, the Company aims to play an active role in shaping the public debate about the policy of promoting renewable energies, especially in Germany but also in other countries in Europe and the rest of the world and at the level of the European Union and to contribute its expertise in this field. To this aim, Q-Cells AG is involved in the relevant industrial associations at German and at European level and seeks direct contact with politicians from various parties and the relevant ministries.

We also view ourselves as a „corporate citizen" of the region in which we are based and where most of our employees originate. The district of Bitterfeld in the State of Saxony-Anhalt does not rank necessarily among the most economically dynamic areas of Germany. Following the collapse of the German Democratic Republic, tens of thousands of jobs in the chemical and film industries were lost here in the region. At the same time, enormous effort was required to rectify the massive environmental damage caused by this industrial heritage. Given an official unemployment rate of 16 to 22% in the surrounding districts (as at December 31, 2006; 9.6% for Germany as a whole) and a per capita gross domestic product well below the federal average, one does not have to look far for problems, of which emigration by young people in particular is the worst: there is a demographic time bomb ticking here.

Against this background Q-Cells AG gets involved in a variety of ways. It focuses on sponsoring regional sports clubs and, in particular, their youth teams. In rural areas and small towns sports clubs continue to play a central role in looking after and integrating young people and in encouraging their successes, their sense of pride and of belonging. This is why we shall continue to assist clubs in their successful work.

We are happy, not least, to support the regional authorities and business agencies in promoting the region as a business location to the best of our abilities. Whether with contributions for publications, appearances at trade fairs or cooperating in broad initiatives for regional development, Q-Cells AG tries every day to give the region back some of the support it has received.

Q-Cells AG is firmly convinced that solar energy will be the most important energy source in the long-term. But we also know that we are still a long way from this situation. At the moment, we still have the intrinsically paradoxical situation that photovoltaics is scarcely used in places where conditions are ideal. In most so-called development countries the sun not only shines but there are also no functioning electricity networks in many places. In such cases photovoltaics is already unrivalled in its affordability when considered medium to long-term but the comparatively substantial investment costs constitute a massive barrier to its dissemination. In this situation the involvement of aid organisations to help in the purchase of solar modules and in creating awareness is needed. Q-Cells AG supports involvement of this kind. In the past two years, we have not only donated solar modules for electrification projects in Burkina Faso and Tanzania but also supported the Stiftung Solarenergie (Solar Energy Foundation) with donations. This organization organizes rural electrification projects in Ethiopia. We are happy that we were able to make the „Light for Education" project to electrify schools in the Rema province a success, which has now received a great deal of attention in Ethiopia. However, the foundation would like to develop the infrastructure in the country that would allow the local population to take over installation and maintenance and even production of the modules themselves at a later date. We are convinced by this approach of „helping people to help themselves" and will therefore expand our support for the Stiftung Solarenergie. Q-Cells AG has decided to become one of the sponsors of the „Ethiopian Solar Energy School", a planned training facility for local skilled employees. We shall also allow volunteers from our Company to work there as teachers. The project clearly demonstrates that climate protection and solidarity with the so-called Third World can be combined. In addition, Q-Cells is already securing a presence in a future market that will certainly become very important in the long-term.



„Light for Education": An employee of Stiftung Solarenergie is installing a solar module in Ethopia.

Source: Stiftung Solarenergie



Jonathan Fink is Vice President for Research and Economic Affairs at Arizona State University, one of the largest research universities in the US, and the first university to have a major solar energy research and education program in the 1960s. Mr Fink served on Arizona's Solar Energy Task Force in 2006, and is one of the key decision-makers concerning the future of high technology in the state, which is the fastest growing in the US (and the one with the best sunshine).

GLOBAL SOLAR OPPORTUNITIES

It may seem strange to sit in Phoenix Arizona, one of the sunniest places in the world, and write about a solar company – Q-Cells – located in one of the world's cloudiest countries. However, those of us trying to expand the solar industry in the USA have much to learn from Germany's solar companies and their government supporters, even if you lack our 300+ days of sunshine per year.

In January I led a team from Arizona State University (ASU) in a visit to Q-Cells' Thalheim headquarters, hearing about your success in reducing production costs while incorporating new technologies. Besides Q-Cells and four other solar companies, we met with leaders of the German Solar Industry Federation (BSW) and the European Photovoltaic Industry Association, as well as Dr. Hermann Scheer, long-time advocate for renewable energy in the Bundestag.

As Q-Cells's CEO Anton Milner has pointed out, we are still in the infancy of the photovoltaic age, with the most important breakthroughs yet to come. But because of the rising economic and environmental costs of energy, society needs this industry to mature quickly. One of the reasons for our trip was to see how we might help speed these changes.

The most obvious lesson was the major role that smart government policies can play, especially when matched with a tradition of technical innovation. Laws guaranteeing the purchase of solar-generated electricity, along with generous financial incentives, rapidly expanded the German solar market. Several of Germany's largest solar firms entered the industry by purchasing U.S. manufacturing facilities. In contrast, Q-Cells is a locally-grown start-up, and is thus less constrained by inherited corporate traditions. Q-Cells emphasizes research, and gets some of its best ideas through partnerships with government labs and universities. For Arizona, creating an environment where creative new solar companies can similarly emerge and thrive is essential.

Because our national government has been slower than Germany's in supporting „green" initiatives, we seek greater leadership at the state level. The most obvious example is California, which is investing billions of dollars in its „million solar roofs" program. While less recognized abroad, Arizona's solar industry is also making strides. Besides tax changes, utility rebates and regulatory reform, Arizona is now implementing a major solar roadmap commissioned by our Governor in 2006.

After sunshine, Arizona's strongest solar asset is its rapid population growth, which leads all the states. At 3.5 million people, Phoenix is the fifth most populous and fastest-growing city in the U.S. This population rise offers unusual opportunities for deploying renewable technologies on a massive scale.

In contrast to Germany, where most solar installers focus on retrofitting existing structures, huge new „master-planned" housing developments around Arizona's cities provide the chance to install large amounts of photovoltaic product through a single vendor. These new communities (and indeed entire new cities) are exploring novel ways to encourage the use of renewables, through tax incentives, community-based financing schemes, and guaranteed purchase agreements with utility companies.

In order to accelerate the global use of solar energy, a crucial step is the internationalization of both marketing and research. We were pleased to be able to bring back to Arizona the solar lessons we learned in Germany. We invite you to visit the Grand Canyon State to allow us to return the favor.

A STROLL ALONG SUN AVENUE AN IN... SOLAR VA...



SOLAR VALLEY









A STROLL ALONG SUN AVENUE – AN INTRODUCTION TO SOLAR VALLEY

Thalheim – a small place in eastern Germany with some 1,500 inhabitants, not far from Leipzig, not all that far from Berlin and yet somewhat lost in the wide, flat landscape in which the towering wind turbines provide the only prominent features apart from the construction cranes and the more or less complete factories, which are strung out towards the motorway almost like a string of pearls. The developers and local politicians proudly refer to the structures emerging here as ‚Solar Valley', because it is photovoltaic cells or modules that are produced in all these factories or soon will be. And the Sun Avenue (Sonnenallee) runs right through the middle. Admittedly, the trees bordering this avenue are still very young and small but the bit about the sun is already true. We shall stroll along this road, whose name expresses both the self-assurance and the sly self-mockery of the local inhabitants, to understand what is emerging here.

Before we start, a brief imaginary detour to California and Silicon Valley – a name to conjure with for many people. A technical revolution started in the valley near the Californian city of San Francisco. The development of the region as a hi-tech centre started in 1951 with the establishment of a research and industrial area, the Stanford Industrial Park next to the world famous Stanford University. From the 1960s Silicon Valley – whose real name is actually Santa Clara Valley – experienced a boom, the like of which the world had never seen. Hi-tech companies settled there – today names such as Hewlett Packard, Google, IBM or Apple are known the world over. The students William Hewlett and David Packard were the first to set up an electronics company in the valley in 1938. Their company provided a breeding ground – gradually attracting ever more large and small technology companies.

The basic material, namely silicon, with which they worked in all possible processing stages and which gave the area its name was common to many of these companies: it is extracted from sand and is available on earth in quantities in which no other element apart from oxygen is available, in pure form it is grey and unimpressive – anything but a star among the elements. It is the main component of semi-precious stones and gemstones such as amethyst, rose quartz and cairngorm, agate, jasper and opal – but it has never set expeditions in motion, overthrown kings or triggered wars. And yet it has changed the world like no other element before it. Our era of ultra-rapid data processing, of electronic controls, of high speed data highways and enormous repositories of knowledge would be inconceivable without silicon.

SOLAR VALLEY THALHEIM







THALHEIM IS PART OF A GLOBAL MOVEMENT

A change of location – this time not an imaginary one but a real one, back to Wolfen-Thalheim in the former central German chemicals triangle of the former GDR. Nothing here is reminiscent of California but there is a lot that is reminiscent of the initial position in the Silicon Valley. Here – as was the case there – it's a matter of silicon. And just as in the cradle of the IT revolution, there is a company here at the start of its development that is also going to provide a breeding ground. This is perhaps the most important characteristic that the two regions have in common: Wolfen-Thalheim is now becoming a location for companies, which as part of a global movement wish to change the face of the world from the ground up. In California's Silicon Valley, the parting from the industrial society in its traditional sense and the transition to knowledge and information technology was initiated – in Wolfen-Thalheim it's a matter of the transition to a future proof, sustainable energy supply.

THE ENERGY OF THE FUTURE IS REGENERATIVE

The energy of the future is regenerative – wind, water, biomass, geothermal energy and solar energy are the four keywords for an energy supply that does not damage the climate or hold incalculable risks. Of these, the sun offers the greatest potential. Photovoltaics has therefore grown furiously in recent years. With Q-Cells AG a company has established itself in Wolfen-Thalheim, which ranks as one of the world's largest in the sector. Q-Cells AG will therefore provide a breeding ground for a region which can count itself as one of the leaders in photovoltaics.

THE SOLAR VALLEY IS A REALITY

All this justifies the name ‚Solar Valley'. Wolfen-Thalheim is Solar Valley, because it does not simply generate technological stimuli but because it demonstrates all the requisites of a trend-setting hi-tech location: an issue of global significance, technological market leadership and world-leading research. A centre of the photovoltaic industry is developing from Q-Cells AG, which covers a range of technologies that is available nowhere else in the world.

In one respect, the Solar Valley goes far beyond its Californian model: it has long not been just a matter of silicon. While silicon in the form of polycrystalline or monocrystalline solar cells will continue to play the main role in photovoltaics, alternative concepts are gaining ground rapidly. They involve either saving ultra-pure and valuable silicon through new production processes and cell designs – or doing without it entirely and using other semiconductors to generate electricity from sunlight. Companies are currently establishing themselves in Solar Valley, which cover the many very promising photovoltaics technologies in their entirety. These various technologies will not displace crystalline silicon technology in photovoltaics in the next decade but will provide a meaningful supplement to it. The requisite energy turnaround can only be achieved and the enormous demand for photovoltaic electricity generation can only be met with all the various approaches together.

As a result, Solar Valley will become a job creation machine in the end. Over the next few years, thousands of sustainable jobs will be created here. Right across all qualifications – in production just as in logistics, in research and development and in management. How and where this is all taking place can be discovered on a stroll along the Sonnenallee – right through the middle of Solar Valley.

Q-CELLS GROWS AND

We shall start our stroll at the largest of all the building sites. This is **Q-Cells AG's fifth and largest production line**, where the first solar cells will be produced as early as the middle of this year. Thomas Schmidt, the Executive Board member responsible for production raves over it: ‚This factory will be our new masterpiece. It will give us additional capacity of 240 MWp. This will be one of the world's largest solar cell factories.' But it is not just the size of the factory that makes it so significant – even if it is pretty impressive when viewed from the Sonnenallee. The processes inside are also to set new standards: ‚We have taken all our experience from recent lines and this has allowed us to optimize the production process further', says Schmidt. ‚Because we are such a new industry, we sometimes have to try out things on the new lines that we developed with the machine manufacturers. The things that have proved their worth will be used in line V together with new equipment and processes, which we expect to produce improvements in quality, efficiency ratings and throughput.' In other words it is more than just a new factory in which the Company is doing more of the same. New, improved processes help to place photovoltaics on its route to competitiveness. That is the Solar Valley spirit.

Just beside it, on the next stage of our walk, we find the Q-Cells R&D pilot plant. Here we meet the Head of Research and Development, Dr. Jörg Müller.

Mr. Müller, what is the R&D pilot plant?

Q-Cells focuses very strongly on innovation and new cell concepts. We therefore cooperate with universities and research institutes and work together on the development of standard solar cells. We wish to transfer these laboratory developments – and in concrete terms, that means small numbers of small scale cells – rapidly and efficiently to serial production – in other words large numbers of large scale cells. We construct the pilot plant for this purpose.

How exactly should I envisage the pilot plant?

... as a small, flexible production line. We install machines for new production processes in the pilot plant. However, these machines are so flexible that we can run the most varied of processes. The aim is always to scale up laboratory conditions to serial production.

What still needs to be improved on the standard cell?

In principle, virtually everything. At the moment, the efficiency rating of polycrystalline cells stands at between 15 and 16 %. Our aim is to increase this efficiency rating to 18 % in the mid term. To do so, we have to improve lots of individual processing steps in cell production – such as the contacts or the cell's optical characteristics.

What are the benefits to the customer?

The customer gets a cell with a higher efficiency rating, that is more energy per unit of area. We want to achieve this increase in the energy generated at least at the same cost and, if possible, at even less cost. This means a reduction in the electricity generation costs. And that is a step towards making it competitive with other forms of generating electricity.

What other tricks do you have up your sleeve in terms of research and development?

We are working on scaling up the monocrystalline high efficiency cell, which we presented at the European PV Conference in Dresden, to production. This will produce a turbo-charged performance with an efficiency rating of over 20 %.

RESEARCHES



Dr. Jörg Müller will do research for better solar cells in the new Q-Cells R&D pilot line.





EverQ

A little further on we reach a company that is already well known: **EverQ GmbH** is a joint venture between Q-Cells AG, the Norwegian Renewable Energy Corporation ASA (REC) and Evergreen Solar Inc. from Marlboro, Massachusetts, USA. EverQ GmbH manufactures wafers, solar cells and solar modules in an integrated production line. It is true that it is one of a series of companies involved in crystalline silicon technology but in a very special way: there are no sawn silicon wafers. At EverQ, the wafers are ‚drawn'. The string-ribbon process developed by the American company Evergreen Solar ranks as one of the most innovative of the crystalline silicon technologies.

Wafer production using the string-ribbon process starts with a silicon melt in a flat crucible, through which two super-heated carbon or quartz fibres are drawn vertically – these are the strings that give the process its name. The liquid silicon forms a thin skin between these two strings, which crystallizes into a broad band – the ribbon – when it cools. This ribbon, which is 0.2 mm thick on average, is subsequently cut into square wafers, which EverQ then processes into solar cells using the traditional crystalline technology. The efficiency rating of these ‚string-ribbon' cells stands at about 14 %.

The advantage of this string-ribbon process, as practised by EverQ, lies in the amount of silicon saved. In the standard process – involving the melting of ingots, which are then cut into wafers, up to 40 % of the silicon used is wasted. This profligate use of a scarce commodity, namely solar silicon, is a considerable cost factor, as is the enormous use of energy.

After a construction period of only nine months, Richard Feldt, President and CEO of Evergreen Solar, announced that production could start in April 2006. The production plant has an annual capacity of 30 MWp and employs 400 staff. ‚The fact that we have completed construction in this short period was only possible thanks to the total dedication of the companies involved and the extraordinary commitment on the part of the employees', stresses Feldt.

But that was not enough: beside the first large, slate-grey production facility, EverQ 2 is under construction – the second plant with a production capacity of 60 MWp will start production in the second quarter 2007. At which point even more modules labelled ‚made in Thalheim' will leave the Sonnenallee.



[illegible] the process used at [illegible] the standard crys[illegible] technology process [illegible] the wafers are produced. The [illegible] are not cut from [illegible] drawn from a [illegible] silicon [illegible] between two vertically drawn fibres [illegible] similarly to [illegible] The cell's efficiency rating [illegible]

Let us continue our stroll along the Sonnenallee – directly opposite there is another well-known company: **CSG Solar AG** started its production line in the new 9,000 m² plant in March 2006. The employees around the Australian Chairman of the Executive Board, David Hogg, reached the first capacity stage of 12 MWp fast and were able to double this by the year-end 2006.

With CSG Solar we are finally leaving the standard processes of crystalline silicon technology. Admittedly silicon is used at CSG but in a quite different form. Silicon wafers no longer play a role here. Rather the new idea is hidden behind the name – CSG stands for ,Crystalline Silicon on Glass'. The principle is simple: the photovoltaic absorbent film is deposited on glass substrate panels.

To increase the light yield, the glass substrate is roughened before the silicon films are deposited and an anti-reflex film is superimposed on it. A gas containing silicon then deposits an extremely thin film of silicon on the glass substrate, which is crystallized in a subsequent heat process, in a special reactor. At a maximum of 2 microns, this film is a hundred times thinner than conventional cut wafers. Finally an aluminium film is added. In subsequent processing steps involving lasers and ink-jet techniques, the glass substrate panels with a thin silicon coating are turned into functional solar modules. The advantage of the process is obvious: a considerable reduction in the quantity of silicon used. As a result of not using conventional wafers, CSG is entirely independent of the supply situation on the wafer market. The performance of CSG modules is also more stable than average over their entire lifetime.



IN BRIEF: CSG ..

... stands for Crystalline Silicon on Glass. It involves depositing an anti-reflex film and an extremely thin film of silicon – maximum 2 microns – on a cheap glass substrate. Finally an aluminium film is added. An efficiency rating of 8.2 % was achieved on the pilot line in Sydney and of 10 % in the laboratory.

WHAT DOES BRILLIANT 234 DO?



Master of the tandem concept: Dr. Torsten Brammer is Brilliant 234's chief technologist.





On we go along the Sonnenallee. **Brilliant 234. GmbH** is the somewhat curious but succinct name of a company that aims to convince its customers with an effective combination of two photoactive films. The starting pistol for Brilliant was fired in January 2006 with a decision by the Q-Cells Supervisory Board. In August, work started on the production plant, which is now finished. This is also where we meet the CTO, Dr. Torsten Brammer:

Mr. Brammer, what does Brillant 234. make?
We manufacture photovoltaic solar modules based on micromorph technology that is a thin film technology.

This will certainly involve depositing thin films on a substrate. How does this work exactly?
Quite right we start with glass panels on the front of which we superimpose a contact, which is transparent but also conducts electricity. Then we deposit two solar cells on top of each other to a certain extent, namely amorphous and microcrystalline silicon This takes place in an atmosphere consisting of a gas containing silicon. We then manufacture the back contact and the integrated series circuitry for the cells using lasers.

What is the point of two photoactive films? Won't one do the job?
One will do the job but two do it better because they allow us to make better use of sunlight Each photoactive film uses a special area of the sunlight spectrum one focuses on the high energy area, the other on the low energy area This means that they complement each other.

The crucial issue is what emerges at the back. What efficiency rating do you achieve then?
A module will produce 120 Watts for us and we are striving towards an efficiency rating of 8.5% and subsequently over 10%

Compared with the standard modules using crystalline technologies, what is the advantage of your modules?
Our manufacturing costs are far lower. This offsets the disadvantage of the lower efficiency rating We use two wafer thin films, which are less than two microns together and the materials used are also very cheap

So you don't expect any bottle-necks with the primary materials?
No, the supply of the materials used is virtually infinite

What use are your modules best suited to?
Our customers will use the modules in large open air facilities or on large roofs. Our modules can display their advantages anywhere where there is enough space

So they're not suitable for a one-family house?
Not necessarily but definitely for use in building integrated systems The modules look simply fantastic dark and homogenous.

What happens next?
We expect the first modules soon, by the middle of the year At the year end we shall have a capacity of 8 MWp. Soon after that we will reach 25 MWp

IN BRIEF: MICROMORPH ...
... is a word created from microcrystalline and amorphous – meaning the two silicon films that are deposited together on a glass substrate. The best thing about it is that both materials are responsible for a particular area of sunlight – together they exploit a far greater light spectrum than standard crystalline cells. The modules' efficiency rating currently stands at around 8.5 % but their potential is well over 10 %.

CALYXO

Dark, homogenous and softly luminous – the first solar modules that are expected to leave the **Calyxo** plant this spring look similar to Brilliant's micromorph panels. This is not a Caribbean dance hall but a converted industrial plant right at the beginning of the Sonnenallee, which we have now reached. Construction of the plant was completed in May 2006, which is when installation of the prototype line started. ,We want to produce a first module sized 60 x 120 cm^2 in the first half of 2007', announces Calyxo's CTO, Dr. Ralf Wendt. ,If this milestone is reached, we shall expand the line into a production line with an annual capacity of 25 MWp.' The number of employees will then rise rapidly to over 100. The confidence that the company will be able to realize these ambitious plans is based on the successful collaboration with an American partner, which has issued Calyxo with a global, exclusive license for the new technology.

Calyxo GmbH does not use any silicon for its modules – even in very thin films. Photovoltaics is not tied to silicon in any way, rather there are more than a hundred semiconductors that demonstrate the photovoltaic effect, which converts light into electricity. Which does Calyxo use? ,We manufacture CdTe modules – the chemical formula stands for cadmium-telluride', explains Wendt. ,This compound is one of the best raw materials for thin-film solar cells.'

DARK AND SOFTLY LUMINOUS – THAT'S HOW BEAUTIFUL MODULES CAN BE

One can imagine the manufacturing process as a kind of controlled precipitation: a glass substrate – in this case on the surface turned towards the light – receives a thin conductible oxide layer as the front contact, subsequently the photoactive CdTe film in two layers. The back contact follows in further stages. The extremely stable compound CdTe is non-toxic. Both cadmium and tellurium – the base materials of the compound – accumulate as waste products in the smelting of several metals. This means that the manufacture of solar modules is almost some form of environmentally friendly recycling, since not only can solar electricity be produced but the risk of cadmium being discharged into the environment is also averted.

The process shows many promising characteristics, Wendt continues: ,The production process is robust and is very rapid. There are cost benefits from using a cheap substrate and the economic use of materials as a result of the thin films achieved.' The potential efficiency rating is well over 10%. Admittedly it is still below those of standard crystalline cells, but here too the savings more than outweigh the lower electrical output – as is the case with Brilliant 234.'s micromorph modules. A typical application: large open air facilities.





Working for cost benefits:
Dr. Ralf Wendt, Calyxo's CTO.



IN BRIEF: CdTe ...

... is the abbreviation for cadmium-telluride. This quasi-ceramic material replaces the silicon that is normally used as the photoactive film. This film is deposited in a technically demanding process from the gas phase of the primary material CdTe. The modules produced in this way rank among the ,most elegant' on the photovoltaic market with their colour, which ranges from anthracite (or similar) to dark green and the characteristic fine, diagonal lines. The potential efficiency rating stands at over 10%.

SOLIBRO





Meadow today, a solar plant tomorrow: a challenging task for Johannes Segner, Solibro's COO.

IN BR[illegible]

[illegible] stands for a [illegible] ombination of the [illegible] copper, indium, gallium and [illegible], which together form [illegible] photoa[illegible] film. These elements are [illegible] ated onto a base material – usually glass – in a complex process. The homogenous, black CIGS modules there[illegible]ore contain [illegible]. An efficiency rating [illegible] 2% is possible in mass manufacture.

The latest Q-Cells spin-off, which complements the existing technical portfolio in the direction of thin-film, is **Solibro GmbH**. The joint venture between Q-Cells AG and the Swedish company Solibro AB was only announced in November 2006 – Q-Cells has a stake of 67.5%. There is no building site to admire yet – but the building site has been reserved. The first factory is to be built here soon, with an annual capacity of 25 – 30 MWp and around 130 jobs. ‚Our task is to transfer the production process from Sweden to Thalheim and to convert it to industrial standards', Solibro's Chief Operative Officer Johannes Segner outlines the task facing him.

The process, which Solibro AB has developed over many years' research, is protected with three patents. CIGS technology also does without silicon. The principle: the photoactive film of copper, indium, gallium and selenium is deposited on the base material in a vacuum chamber. Additional films, which conduct electricity, serve as the front and back contacts. Segner describes the advantages of the process: ‚We have a minimal number of individual processes in the manufacture of CIGS modules, which makes the entire production process very robust. We are also in the process of optimizing the process to ensure it consumes the minimal amount of energy.' Both these features mean considerable cost savings.

The Swedish partner in this joint venture is a spin-off of the renowned Ångström Solar Center at the University of Uppsala. CIGS technology has great potential: Solibro has already manufactured modules with an efficiency rating of more than 11.5% on the pilot line in Uppsala and an efficiency rating of 16.6% has been achieved under laboratory conditions using virtually identical technology – a world record among thin-film technologies. The black CIGS modules are particularly suitable for integration in façades, roofs and buildings. As a result the Solar Valley is gearing up for another market of the future.





IN BRIEF: FLEXCELL ...
... is an abbreviation of ‚flexible cell'. It refers to a film of amorphous silicon, which is deposited on flexible substrates such as plastic films or textiles. The aim is roll-to-roll production.

PHOTOVOLTAICS BECOMES A PART FO EVERYONE'S LIFE

We have reached the end of our stroll through the Sonnenallee and are now facing an empty meadow. This piece of land, which is so far undeveloped, also belongs to the Q-Cells string of pearls in the Sonnenallee. It is reserved for one of the most interesting projects that photovoltaics can offer the normal consumer – it leads to a product that might encroach massively on many people's daily lives.

This is the flexible solar modules marketed under the ‚Flexcell' brand. They were developed by VHF-Technologies SA in the Swiss town of Yverdon-les-Bains. Based on research by the Institute for Micro Technology at the University of Neuchâtel, films of amorphous silicon are deposited on flexible plastic films – potentially even on textiles. The aim is roll-to-roll production – in other words mass manufacture where the substrate is channelled from the roll in the coating process and the finished modules are in turn spooled onto a roll. To date ‚Flexcell' has been producing small modules for outdoor use. They are aimed at sailors or other people who enjoy travelling outdoors but would like not to have to do without the benefits of electricity. This will be a customer group in future too, as Q-Cells would like to integrate photovoltaics much more firmly in people's daily lives than is currently the case. But if industrial mass production takes off, it will go far beyond this: the flexible solar modules will be used in building services engineering as solar roof sheeting but also as accessories for clothing fabrics, charging films for mobile e-appliances or tent coatings.

Production capacity for high-volume production will then be constructed in Thalheim – precisely here, at the end of our stroll through the Sonnenallee.

□ □ □ □ □ □ □

THE Q-CELLS SHARES

KEY SHARE DATA AS OF 31.12.2006

Symbol	QCE
Security identification number (WKN)	555866
ISIN	DE0005558662
Bloomberg	QCE:GR
Reuters	QCEG.DE
TecDAX-listing	since December 19, 2005
Number of shares as Dec. 31, 2006	74,446,552
Average number of shares in 2006	74,072,486
Earnings per share (basic)	€ 1.29
Earnings per share (diluted)	€ 1.21
Market capitalisation as of Dec. 31, 2006	€ 2,536 million
Share price high for the year	€ 48.03
Share price low level for the year	€ 24.33
Share closing price for the year	€ 34.07

POSITIVE DEVELOPMENT IN FISCAL 2006

International stock exchanges in Europe, the USA and Asia posted a pleasing upward trend in fiscal 2006. Shares of small caps and mid caps developed even better than the standard stocks: although the Dow Jones recorded a plus of 14.9%, the Nikkei reached an increase of 5.9%, the EuroStoxx moved up by 15.1% and the DAX by even more than 21%, the MDAX rose to almost 9405 points, which equates to a plus of more than 27%, and the TecDAX – the leading index of the 30 leading German technology companies, in which Q-Cells itself is listed – climbed almost 25% to 748 points. Shares of companies involved in the solar sector developed particularly well within the TecDAX. Q-Cells' shares were able to finish 2006 with a performance of 38.2%, thus bettering comparable indices with their development. The photon photovoltaic stock index (PPVX), which reflects the international stock index for the solar energy industry, progressed to the level of 2654.64 points, hence was able to show an increase of 9.2% over the year.

During this period the development of the share price was characterised by a great deal of volatility. To the beginning of the year, the shares initially posted brisk gains, climbing to a peak of more than EUR 48 (after the stock split). The background to this was in part due to the announcement by the California Public Utilities Commission of their preparedness to make subsidies amounting to US$ 3.2 billion available for installing solar systems on residential buildings over the next 11 years as a part of the California Solar Initiative. The interest of American investors increased considerably as a result. At the end of January 2006, the investment firm Fidelity (FMR Corp.) took a participating interest in Q-Cells of 10% within the scope of a so-called secondary placement. In conjunction with this, the previous shareholder APAX Europe sold the majority of its 11.7% of shares held up to that time. As a result of this transaction, the free float rose to 35% and hence also the weighting in the TecDAX index.

As things progressed there was a slight consolidation period for both the Q-Cells shares as well as for other solar stocks. After Q-Cells published the final figures for fiscal 2005 and the preliminary figures for the first quarter of 2006 on April 19, the price recovered somewhat at first. Immediately after this announcement the previous major shareholder Ströher Finanzholding sold its holdings (20.5%) as part of a combined share and bond swap placement with institutional investors. Subsequently the free float further rose accordingly. Significant profit-taking was observed after this sale, which – in the middle of a general market correction in May – increased to such an extent that the share price dropped beneath EUR 25 again.

The positive reports in June, regarding the increase in share holdings to more than 25% by the largest shareholder Good Energies Investments – at a price that was clearly above the share price at that time – and the disclosure of plans for further expanding activities in the core business and in new technologies, only generated temporary impulses for the share price. In the second half of the year progress was determined less by company-specific developments but rather more by general news, such as geo-political uncertainty in the Middle East, for example, and expectations of steady interest rates or falling oil and gas prices. By year's end, however, Q-Cells' shares were able to show positive development again and closed 2006 with a share price of EUR 34.07 and a price increase of 38.2%.

After expiration of the holding period for existing shareholders within the scope the initial public offering 2005, in the fourth quarter of 2006 there was an additional increase of the free float to over 74%, thus leading to a further increase of the weighting of Q-Cells' shares in the TecDAX. The shareholder structure of the company as of December 31, 2006 is as follows:

SHAREHOLDER STRUCTURE AS OF 12/31/2006


25.43%
74.57%
64.49%
10.08%
Free Float
Good Energies Investments B.V.*
Other
Thereof FMR**

* Notice according to §§ 21ff. WpHG dated 07.09.2006

**Notice according to §§ 21ff. WpHG dated 02.08.2006

SHARE PRICE DEVELOPMENT 2006


Share price (in €)
50
45
40
35
30
25
20
Jan.
Feb.
Mar.
Apr.
May
Jun.
Jul.
Aug.
Sep.
Oct.
Nov.
Dez.
Q-Cells +38.2%
TecDAX +24.6%
DAX +21.1%
PPVX +9.21%

ANNUAL SHAREHOLDERS' MEETING IN BERLIN

The first regular Annual Shareholders' Meeting after the IPO was held on June 29, 2006 in Berlin. Important decisions, regarding the development and financing of the company, among others, were approved with a clear majority:

- Complete reinvestment of accumulated profits 2005
- Increase of the shareholders' equity from reserves at a ratio of one existing share for one new share (a bonus share or stock split)
- Approval of the possible adoption of an issue option and/or convertible bonds at a total nominal value of up to EUR 1.5 billion
- Granting new authorisation to acquire own shares amounting up to 10% of shareholders' equity

The increase of the shareholders' equity from reserves was accomplished after the Annual Shareholders' Meeting and took effect after entry of the resolution in commercial register of the district court of Stendal. The corresponding issue of the bonus shares ("stock split") was accomplished on August 1. At this point in time the shares were included under the same security identification number in the ongoing price listing. The posting of the shares participating in the profit as of the beginning of 2006 was accomplished without cost for our shareholders. As a result of this stock split, the share price was halved on a purely mathematical basis while the number of treasury shares doubled; hence, the overall value remained the same. The benefit here lies in the improved liquidity and flexibility of the shares, making them more attractive overall.

The Annual Shareholders' Meeting also resolved not to distribute any dividends for the just completed fiscal year of 2005. To ensure the robust growth of the company, we are investing substantially more in both the core business as well as in new technologies than the operative business generates in terms of available financial funds. For this reason our IPO was carried out in October of 2005, resulting in an equity increase of approximately EUR 240 million. These funds are to be initially invested in a profit-generating manner before an distribution to our shareholders is made. We view this dividend policy as being reasonable for the company and its shareholders, as it leads to a corresponding increase in the company value and thus the share price.

INVESTOR RELATIONS

We place great value on the open and in-depth communication with analysts, investors and small investors. The participants in national and international capital markets need much information to make their investment decisions. Accordingly, the Board of Directors and Investor Relations department seek to engage in a dialogue the market players on an ongoing basis in order to meet these needs.

Along with taking part in national and international investor conferences, we conduct regular road shows for institutional investors both in Germany and in other European countries. In addition to numerous investor and analyst visits to our company site in Thalheim, we provide information on the newest developments within the scope of teleconferences. This information is also available in comprehensive company presentations that are accessible via the Internet. In the past fiscal year we were able to greatly expand the coverage by analysts of large banks. In 2006 alone we had 12 renowned banks, such as Deutsche Bank, Cheuvreux, Credit Suisse or Goldman Sachs, for example, who included Q-Cells' shares in their coverage. Thus, currently 18 institution are closely monitoring Q-Cells, issuing assessments and recommendations.

A consequence of this open, detailed and dependable information and communication was third place at the presenting of the Capital Investor Relations Award of the der Deutschen Vereinigung für Finanzanalyse und Asset Management (German Association for Financial Analysis and Asset Management; DVFA). More than 400 investment professionals evaluated the criteria of target group orientation, transparency, track record and extra financial reporting.

The evaluation of the survey revealed emphasis was placed on investor relations work in the areas of target group orientation and transparency – i.e. the traceability and openness of information. In these categories Q-Cells achieved the first and second place within the TecDAX.

Along with the investor relations prize our annual report ordering service was praised. Last year, the rating team of NetFederation analysed the ordering processes for printed copies of annual reports. A total of 110 companies listed on the DAX, MDAX and TecDAX were scrutinised. Along with the technical quality of the ordering process, points were also given for confirmation e-mails to interested parties or quick mailing of the reports. NetFederation attested that Q-Cells and Wacker Chemie AG had the best service.

CHANGES AFTER THE BALANCE SHEET DATE

After the balance sheet date, Q-Cells carried out various capital measures in February of this year. Explanations of these can also be found in the Supplementary Report to the Management Report.

Within the scope of a capital increase through contributions in kind, Good Energies Investments B.V. substantially increased its participation in Q-Cells. Altogether, Q-Cells issued 34,323,579 new shares. Of these shares, 3,753,595 were issued as ordinary shares. Hence, Good Energies attained 29.9% of voting rights. The other 30,569,984 shares are preferred shares. These preferred shares are not listed on the stock exchange and provide no voting rights. Good Energies has the right, however, to convert the preferred shares into common shares and register them for trading on the stock exchange on the basis of an application for listing. Preferred stock are given a minor dividend preference of 3 euro cents per share. Issuance of the new shares resulted in an increase of the company's share capital to a total of EUR 109,053,307. Thus, Good Energies holdings amount to 49.55% of the total share capital of the company. In return, Good Energies transferred 88,456,767 shares of REC Renewable Energy Corporation ASA (Høvik, Norway) to Q-Cells as contribution in kind. Q-Cells thus holds a 17.9% interest in its most important supplier, who is also a strategic and long-term partner. The equity base was clearly improved as a result of this transaction. Equity was increased by more than approximately EUR 1.1 billion and now totals almost EUR 1.6 billion. This transaction, together with the conclusion of a long-term supply agreement with the Norwegian firm Elkem Solar for significant volumes of metallurgical silicon, received a very warm reception from capital markets and led to a corresponding rise in Q-Cells' shares. The improvement of the financing possibilities and conditions for the company was already reflected within the scope of a convertible issue two days after signing the contracts. Q-Cells was able to acquire financing amounting to EUR 492.5 million at very favourable conditions in order to finance continued growth.

As a result of the rise of Q-Cells' share price in February, the company is now the largest in the TecDAX with regard to the market capitalisation of the free float.

GROUP MANAGEMENT REPORT

OVERALL ECONOMY AND INDUSTRY

The **global economy** is continuing to grow strongly. Following a temporary slowdown in 2005, the global economy grew by 5.1 % in 2006 according to provisional figures. As in recent years, growth was driven by the Asian national economies – led by China whose gross domestic product (GDP) is expected to rise by 10.5 % in 2006. Latin America also put in a pleasing performance: the national economies' growth accelerated sharply, growing at similar rates to the global average. Even the euro zone came up with sound economic growth – real growth here amounted to 2.6 % compared with a meagre 1.3 % in 2005. The national economies of Japan and the USA reported continuous, stable growth of around 3 %. And the outlook remains favourable: 2007 promises to become the fifth year in succession in which the global economy has grown faster than the long-time average. However, economists are expecting the global economy to weaken slightly at a high level – a classic soft landing with GDP growth figures of around 4.5 %. At the same time, the USA could fail as the established growth engine because of growth below its long-time potential. However, the relative US weakness is likely to be largely offset by growth in Asia and Latin America. Similarly to 2006, average annual growth of over 2 % is again expected for the euro zone in 2007.

The **German economy** is undergoing a sustained recovery. All the leading economics institutes were able to revise their forecasts upwards last year – in the end a figure of 2.7 % growth was reported for 2006 as a whole. The German economy owes this unexpectedly high figure to a previously virtually unknown year-end rally. GDP rose by 3.5 % in the final quarter 2006 and was consequently 0.9 % up on the third quarter. This extraordinary impetus for growth in the fourth quarter 2006 came from both outside and within Germany. Admittedly the extremely dynamic foreign trade was responsible for the lion's share of the economic revival. Within Germany both increased investment and a rise in public consumption – not least the effects of people bringing forward purchases ahead of the increase in sales tax announced for 2007 and the mild winter – contributed to the rise in GDP.

To date, economic special effects of this kind are not discernible in the current year. Higher charges facing consumers and companies, the slight easing in global economic growth and the associated intensification in competition are leading to growth in the German national economy not being as high in 2007 as in 2006. The Organisation for Economic Co-operation and Development expects an increase in GDP of 1.8 % for Germany. In Germany, growth will continue to be driven above all by exports and corporate investment. Germany was able to retain its position as the world's champion exporter in 2006 as well.

Economic development hangs on the silken thread of an unstable **energy supply.** Political risks and the extreme increase in demand from major emerging economies such as China and India also made for turbulence on global energy markets in the previous year. This also impacted energy prices. In Germany, the price of imported crude rose by 19.5 % in 2006. In this connection, import prices rose continuously from the beginning of 2006 and reached a historic high of almost USD 80 per barrel in August 2006. Since then, oil markets have eased perceptibly – an annual mean crude oil price of some USD 60 per barrel is to be expected in 2007. Admittedly, this estimate disregards current political risks – the crude oil price remains one of the high risk factors for the global economy.

Having risen by almost 40 % in 2005, gas prices increased by a further 34.4 % in 2006. In addition, political differences between the main producing country, Russia, and former CIS countries – with access to the transfer pipelines – caused short-term failures in delivery for the first time, which triggered a discussion about the security of European gas supplies.

Rising energy prices and questions about security of supply focused attention on **renewable energies** again in 2006. This has been helped by an intensification in the public debate about global climate change and the factors triggering it since autumn 2006. According to meteorologists, 2006 was one of the six hottest years since records began. 2007 should be even warmer on average. The consequences of global climate change are highly visible and represent an existential threat to poorer countries in particular.

Renewable energies present a way out of the climate trap. Even now, according to figures from the Bundesverband Erneuerbare Energien (BEE = Federal Association for Renewable Energies), the use of wind and water power, solar energy, geothermal energy and bio energy saves seven billion tonnes of the greenhouse gas carbon dioxide (CO_2) worldwide. A resolute development of renewable energies could cut harmful CO_2 emissions by half by the middle of the 21st century. To achieve this, the proportion of renewable energies in total final energy consumption would have to be increased to around 50%. The use of renewable energies has reached a high level in Germany. In 2006, the provision of electricity, heat and fuels grew to more than 200 billion kilowatt hours – which equates to the energy consumption of ten million households. Renewable energies cover 12% of gross German electricity consumption.

In this connection, the **photovoltaic sector** is one of the most dynamic sectors. Here, global growth also continued with double digit growth rates in 2006. The predominant technology with a market share of 90% is the manufacture of polycrystalline and monocrystalline cells – thin-film technology, which works with very thin silicon layers or other photoactive semiconductors is increasingly gaining market share.

Germany was the largest single market again – in 2006, more than 100,000 new photovoltaic systems were connected to the network. Although the continuing shortage of solar silicon impaired utilisation of capacity in the German photovoltaic industry, according to a survey by the trade journal "Sonne, Wind & Wärme" (Sun, Wind & Heat), German cell manufacturers produced around 49% more solar cells, at 500 MWp than in 2005. The installed photovoltaic nominal output in Germany, which is estimated at 2.5 GWp, was therefore in a position to produce around 2 terawatt hours of solar power. The industry's total sales rose by 25% to EUR 3.8 billion. A similarly dynamic performance is to be expected for the current year.

Q-CELLS' BUSINESS SITUATION

Q-CELLS' STRATEGY: GROWTH AND COST REDUCTION

For Q-Cells, the past year was characterised more than ever by profitable growth. As one of the highest-growth companies in the promising photovoltaic market, the Company expanded its market share still further and reinforced its position as the second largest solar cell manufacturer. Following a successful IPO in October 2005, the Company has sufficient resources to finance its expansion plans. These resources are to be used for the expansion of production capacity in the Company's core business, the commercialisation of new technologies and to secure the supply of raw materials.

In the past year, we completed the construction of production line IV allowing us to achieve full capacity. The first factories owned by our holdings EverQ GmbH and CSG Solar AG started production or were completed. We supplemented our portfolio with further promising technologies offering substantial cost reduction potential and to some extent have already started to expand capacity.

In order to contribute to photovoltaic energy supplying a perceptible share of the energy mix, our strategy has two major pillars: growth and cost reduction. Despite the rapid growth rates of the past, the share of photovoltaic energy in Germany and even worldwide remains very low. Photovoltaic energy will only be able to achieve a significant share of electricity generation through further rapid growth combined with a steady reduction in costs.

In order to be able to make an appropriate contribution as a company, we shall also expand production capacity in our core business in future; we shall cut costs in the production process through technological improvements and invest in promising new technologies, in order to increase the Company's value still further. Beside these non-financial targets, the gross margin, the EBIT margin and the return on sales are the financial parameters influencing our decisions.

The following details on sales and on the financial position and performance relate to the consolidated financial statements under IFRS.

In addition to Q-Cells, all domestic and foreign subsidiaries, joint ventures and associated companies are included in the consolidated financial statements.

Subsidiaries
- Calyxo GmbH, Thalheim/Germany (100 % stake)
- Brilliant 234. GmbH/Germany (100 % stake)
- Q-Cells Asia Ltd., Hongkong/China (100 % stake)
- VHF-Technologies SA, Yverdon-les-Bains/Switzerland (23.44 % stake*)

* Option on 51 % of shares

Associated companies
- CSG Solar AG, Thalheim/Germany (21.71 % stake)
- The Solaria Corporation, Fremont, California/USA (12.39 % stake)

Joint ventures
- EverQ GmbH, Thalheim/Germany (33.33 % stake)

FINANCIAL PERFORMANCE

Revenue development

As in the past fiscal year, Q-Cells continued its above average growth in 2006 as well. The Company raised production output to 253.1 MWp (2005: 165.7 MWp). Group sales rose by 80% to EUR 539.5 million (2005: EUR 299.4 million). As a result, Q-Cells' growth was once more substantially above the global photovoltaic market, so that we were able to expand our global market share in the past fiscal year to over 10% (2005: approximately 9%).

Currently we supply some 65 customers in over 30 countries. In 2006, the most important growth markets were Spain and South Korea.

The following overview shows Q-Cells' current product portfolio in its core business:

REVENUE DEVELOPMENT IN € MILLION


539.5
299.4
128.7
2004
2005
2006

PRODUCT PORTFOLIO	Multicrystalline Cells		Monocrystalline Cells		Multicrystalline Cells		
	Q5 125x125 mm	**Q6** 150x150 mm	**Q6M** 150x150 mm	**Q6LM** 156x156 mm	**Q6LTT** 156x156 mm	**Q6LPS** 156x156 mm	**Q8TT3** 210x210 mm
PRODUCT MILESTONES	Q3 2001	Q2 2002	Q4 2003	Q3 2004	Q2 2004	Q1 2006	2008
POWER PER CELL	2.4 Wp	3.3 Wp	3.64 Wp	3.88 Wp	3.65 Wp	3.65 Wp	6.62 Wp



As was the case in the previous year, the Q6LTT cell (156x156 mm) is the mainstay of sales. With sales of EUR 462.5 million, as in the previous year, approximately 86 % of revenues was attributable to this product. We also expect the Q6L cell to remain the mainstay of sales in 2007.

We produced the so-called Q6LPS for a customer in North America for the first time. Since the module manufacturer uses a proprietary contact technology in the module, no so-called busbars (contact strips) are required on the front side and on the back side of the cell. Through this type of contact, the customer achieves a higher power output in the module.

The following overview shows the breakdown of sales:

BREAKDOWN OF SALES


11.8 %
88.2 %
Monocrystalline cells
Polycrystalline cells

The export ratio in fiscal 2006 was 53.3 % (2005: 36.8 %) and was therefore well up on previous years in line with the Company's strategic objectives. This means that the target originally envisaged for 2008 of generating at least half of sales outside Germany was achieved as early as last year. We are striving to achieve an export ratio of 60 % by the end of the current fiscal year. We expect that Germany will remain the most important market for photovoltaic products over the next few years. However, growth rates outside Germany will be still higher.

Income growth and changes in major items on the income statement
Operating income (EBIT) and the net income for the period also rose sharply in the past year because of corporate growth. As in previous years, we were able to cut relative costs further.

Despite a rise in cost prices for silicon and wafers, the **gross margin** increased slightly thanks to production process optimisation, product innovations and a slight improvement in the ratio between cost prices and sale prices.

In fiscal 2006, **depreciation** rose from EUR 11.3 million in the previous year to EUR 17.8 million because of further investment in factory expansion. However, the depreciation ratio has fallen slightly at 3.2 % (2005: 3.6 %).

The **personnel expenses ratio** and the level of **other operating expenses** were also cut further in 2006. The personnel expenses ratio stands at approximately 7.8 % (2004: 9.0 %), the level of other operating expenses at 5.7 % compared with 5.9 % in 2005. Expenses of EUR 6.2 million relating to the long-term employee participation programme are included under personnel costs.

Operating income (EBIT) again rose strongly by approximately 105 % to EUR 129.4 million (2005: EUR 63.2 million). The EBIT margin increased to 23.2 % (2005: 20.3 %).

In essence, income from financial assets accounted for using the equity method contains the pro rata start-up losses from the development of the production line at CSG Solar AG of EUR 2.3 million (2005: pro rata loss of EUR 0.9 million) and the pro rata profit for the period at EverQ GmbH of EUR 0.1 million (2005: EUR –0.8 million). A one-off income contribution from consolidating the increased EverQ stake for the first time of EUR 9.4 million is also reported here.

Without the one-off income component, the **net income for the period** rose strongly by 116 % to EUR 86.4 million (2005: EUR 39.9 million), after minorities by 120 % to EUR 87.7 million.

As in the previous year, no dividend is planned because of the high levels of investment.

* Expense ratios are always given in relation to sales and changes in inventories.

FINANCIAL POSITION

Q-Cells' **total assets** rose by EUR 178.4 million to EUR 634.5 million compared with the previous year's balance sheet date.

On the **asset side,** non-current assets rose by 119% to EUR 276.7 million. The reasons for this lie in the additional investment in the core business and new technologies, in the non-current part of advance payments made to silicon suppliers and in loans made to EverQ GmbH. Due to the increased business volume at Q-Cells, current assets increased to EUR 357.8 million (2005: EUR 329.6 million).

On the **liability side,** equity rose further because of the increase in and retention of net income for the period. As a result, the equity base has been further reinforced.

The equity ratio, with book equity of EUR 440.0 million, was approximately 69% at the balance sheet date in 2006. This means that equity covers both the entire non-current assets and parts of current assets.

OPERATING INCOME (EBIT) IN € MILLION


15%
20%
23%
19.6
63.2
129.4
2004
2005
2006
EBIT
EBIT margin

NET INCOME AFTER MINORITIES IN € MILLION


10%
13%
16%
12.0
39.9
87.7
9.4
2004
2005
2006
Net income after minorities without the extraordinary income
Extraordinary income
Return on sales

EQUITY IN € MILLION


34.7
321.3
440.0
2004
2005
2006

EQUITY RATIO IN %


30.7
30.7
70.4
69.3
2004
2005
2006
Equity ratio
Debt ratio

CASH FLOW

The aims of controlling financial risks include: the minimisation of default risks arising from trade receivables, securing financing of further business expansion that matches in terms of maturities, and maintaining liquidity in operating activities. These goals are pursued using appropriate control systems.

Funds in the amount of EUR 23.6 million from operating activity have been generated for Q-Cells. Despite the substantial funds commitment for inventories, receivables and other assets of EUR 116.4 million (advance payments for silicon deliveries, higher current assets and an increase in trade receivables), this is an increase on the previous year.

The Company disbursed liquid funds of EUR 52.4 million for expanding production capacity in its core business. A further EUR 8.8 million was used for participations and EUR 22.6 million for extending a loan to EverQ GmbH.

Funds of EUR 19.8 million were discharged from financing activities. The reasons for this lie chiefly in the repayment of loans (EUR 15.7 million) and returning silent partners' interest (EUR 4.1 million).

The Company's liquidity was guaranteed at all times. There were no bad debts and no default risks have been identified at present.

INVESTMENT AND PRODUCTION

Capacity in the Company's core business was expanded further in 2006. Investment in property, plant and equipment for core business and the fully consolidated companies totalled EUR 61.8 million. In addition, we invested liquid funds amounting to EUR 8.8 million for the participations.

The following overview shows the changes in **core business capacity:**

CAPACITY AT THE YEAR-END IN MWp



170
136
292
234
420
336
2004
2005
2006
Nominal capacity
Production capacity

The nominal capacity quoted is the capacity that is theoretically possible. Certain product and production specific assumptions were taken as a basis when calculating it. Interruption in production for servicing, maintenance, cleaning and screen and paste changes were not taken into account in so doing. In essence, it is a comparative figure. In order to calculate production capacity, a total of 20 % of nominal capacity is deducted for unavoidable production interruptions. This is an approximate figure, which provides a better basis for estimating the actual production quantity possible.

In the middle of last year, we were able to complete the third and final sub-section of **production line IV** so that we had a nominal capacity of approximately 350 MWp at this time. In the third quarter, work started on retrofitting and **expanding production line I.** This allowed us to double this line's capacity. Our production lines were constantly optimised throughout the whole of 2006. As a result of the optimisation and expansion measures, our nominal capacity rose to approximately 420 MWp at the year-end 2006 (production capacity 336 MWp).

As in the past, we shall expand our capacity over the next few years by constructing new production lines. In November 2006, we started work on the construction of **production line V**. This line is being constructed in several sub-sections and will initially have a nominal capacity of 240 MWp. The first two sections with a nominal capacity of 120 MWp will be commissioned from mid-2007 staggered by two months and will achieve full capacity by the year-end. As a result, Q-Cells' nominal capacity in its core business will rise to 540 MWp (production capacity 432 MWp) at the end of 2007. Completion of line V will then take place in 2008. As with the previous lines, new processes will be used, such as a new metallisation concept and new transport systems in order to reduce the breakage rate further despite cells becoming ever thinner.

Q-Cells' production staff work throughout the year, seven days a week, twenty four hours a day in 4 shifts. In 2006, **production output** increased by 52.7% to 253.1 MWp (165.7 MWp).

RESEARCH AND DEVELOPMENT IN THE COMPANY'S CORE BUSINESS

The aim of Q-Cells is to develop photovoltaic technology quickly and cost-effectively so that solar electricity can become a competitive source of energy in the medium to long term. To fulfil this aim, Q-Cells invests heavily in research and development. In 2006, Q-Cells again significantly expanded its research and development capacity in its core business (polycrystalline and monocrystalline cells) and for new technologies. Q-Cells now has a team of 101 highly qualified photovoltaic specialists. This means that more than 10% of employees are currently working in research and development.

Q-Cells safeguards this pronounced research and development expertise within the Company through joint projects and close cooperation with leading universities and research institutes. Q-Cells also integrates strategic partners from upstream and downstream value creation stages in optimising its production processes and products.

Thanks to intensive investment in research and constant optimisation of its processes, Q-Cells was again able to report significant technological advances in 2006. Among other things, it developed a high efficiency cell offering back side collection in conjunction with the Fraunhofer ISE, Freiburg and ISFH, Hamelin. While an efficiency rating of over 21.5% was achieved on a small area (4 cm²), the industrially applicable cell process achieved over 20.5% on medium sized areas (100 cm²). Work was started on constructing a research and development line to implement this and future cell concepts in autumn 2006 and this will form the basis for Q-Cells' technological advances in future. We have earmarked investment amounting to approximately EUR 45 million for this R&D line in Thalheim.

The Company also focused – as in previous years – in reducing wafer/cell thickness. Since the costs of materials – and here, in turn, the costs of wafers – form the main cost pool at Q-Cells, reducing the thickness allows the silicon consumption per Wp and the associated costs to be cut. In the case of our main product Q6LTT, cell thickness still stood at 240 to 220 µm in 2005. In the first half of 2006, we managed to cut the thickness to 200 µm in close collaboration with our suppliers and customers. Despite further reductions in thickness, we have been able to improve the average efficiency rating of our cells through constantly optimising our processes.

We are currently testing products with a cell thickness of 160 µm, in the second half of 2007 we plan to convert to 180 µm initially.

Our technological focus in our core business (polycrystalline and monocrystalline cells) is therefore clearly defined:

Over the next few years, Q-Cells will concentrate particularly on further reducing by increasing the efficiency rating and continuing to decrease the cell thickness.

PROCUREMENT

The bottle-neck in **silicon** production as a result of rapid growth in the photovoltaic sector continued in 2006. The price of silicon rose in 2006, just as it did in 2005, and led to higher material usage costs, which we were able to offset through improvements in production and products and the associated reduction in costs as well as price increases.

As of **31 December 2006**, Q-Cells has contracts covering a total of 715 MWp's worth of silicon and wafers during 2007 and 2008. Furthermore, additional quantities may be supplied from contracts under negotiation and ongoing deliveries; in addition, future thickness reduction will lessen demand in this respect. These quantities total approximately 351 MWp. According to our experience, roughly a 30% portion will materialise from the above figures.

Q-Cells has entered into long-term contracts with strategic partners for a total of 2,485 MWp for the time period 2007 to 2018; these agreements already cover a portion of our future requirements. As of the previous year's balance sheet date, guaranteed supplies amounted to approximately 1,460 MWp.

In principle Q-Cells pursues a policy of long-term agreements and „win-win" partnerships with suppliers and customers. This corporate philosophy will also assist us in future not only in terms of procurement but also with regard to rapid development and implementation of innovation with our partners.

We are assuming that bottle-necks in silicon availability are also likely to occur in 2007 and 2008. Compared with our competitors, we are well-placed in covering our supplies of silicon and wafers because of our positioning and our excellent, close collaboration with our main suppliers dating back over many years to continue achieving high growth rates and production volume.

This is clearly evident from the agreement with Elkem Solar covering the supply of metallurgical silicon from mid-2008, which was concluded in **February 2007** and is described in detail in the supplemental report.

SALES

As an independent specialist, we offer our customers a broad and effective product portfolio. Due to our strong position in technological development, we can guarantee our customers consistent delivery of the best products.

In order to secure our strong technological position, we work closely with major customers. In addition to research and development and product strategy, joint projects also deal with practical questions such as format or transit breakage reduction. Since we collaborate in optimising practical performance capabilities of cells used in modules, Q-Cells not only supports the quality of end products equipped with our cells, but also heightens customer satisfaction.

In its sales market Q-Cells benefits from its position as an independent producer of solar cells. We have established ourselves as a long-term and reliable partner and as a main supplier for many independent module manufacturers over the last few years.

Q-Cells endeavours to secure sales of its production for the **long-term** based on **contracts** with a broad customer base. Long-term sales agreements exist with terms extending up to 2019. These medium- and long-term sales guarantees, in conjunction with a good supply of raw materials allow us to plan expansion of our capacity more effectively. In our supply relationships, we focus on customers who not only possess high credit ratings, but above all significant growth potential, especially on the international market.

Q-Cells has advanced the globalisation of sales together with our existing, but also our new, customers. Our **ratio of exports to total sales** in 2006 rose to 53.3% (2005: 36.8%). Our target for the end of fiscal 2007 is a ratio of exports to total sales of 60%.

We are recording the most rapid growth rates outside Europe in **North America** (USA, Canada and Mexico) and in **Asia** (Korea, India, Hong Kong, Thailand and China). We were also able to expand our position in other future markets such as **Southern Europe**. We have been active in Spain since 2002, for example, and in the meantime have forged working relationships with three important module manufacturers on the Spanish market. We also supply customers in countries such as Italy, Greece, Cyprus and Turkey.

Q-Cells has been working with the largest **African module manufacturer** Tenesol (subsidiary of EDF and TOTAL) since 2001. We have increased the quantities sold to this partner substantially every year. As a result, a significant number of solar modules in electrification programmes in Africa, Asia and South America are equipped with our solar cells.

STAFF

We created numerous **jobs** last year as well, given our sustained high production growth. At the end of 2006 Q-Cells employed a total of 964 staff (end of 2005: 767), including management and trainees, **Group-wide**. This means that the number of employees rose by 26 % to the year-end 2006 compared with the previous year's balance sheet date. Most employees are engaged in the production division or in the research & development division. This division included 101 employees at the end of last year. The number of trainees stood at 39 at the end of 2006 (end of 2005: 25) and is to be increased sharply in future.

Continuous development of employee qualifications is of special significance to the future growth of our Company. In 2005 we established an internal personnel development and training system (known as the **'Q-Cells Academy'**) and have developed it during the past year. The range of training and education courses offered extends from intensive English lessons and courses in areas such as growth management, labour law and project management, to educational opportunities tailored for individual employees and their work areas and business coaching for all of Q-Cells current and prospective management.

Q-Cells aims to enable all employees to share in the Company's profits based on performance. As a result remuneration of almost all employees includes variable components in the form of bonuses or profit sharing. Payment of these components is based on the achievement of corporate and personal goals. In the production division, negotiated bonus payments have been tied to indicators such as throughput and breakage ratios. In addition, we implemented various employee stock option plans for our staff in 2005 and 2006. The granting of stock options is based on fulfilling ambitious targets set at the beginning of the year and on the Q-Cell share outperforming the TecDAX.

THE NEW TECHNOLOGIES

Current key technology – poly- and monocrystalline solar cells based on silicon wafers – will be the dominant technology on the market for at least the next ten years in our opinion. At the same time complementary and parallel technological developments are likely to gain in significance. Some of these technologies are presently already so well developed that they can be exploited commercially in the next few years. Q-Cells is watching these developments very closely and is participating selectively in the development and commercialisation of promising new technologies.

In addition to investments in EverQ GmbH and CSG Solar AG in 2005 and 2006, Q-Cells has invested selectively in other companies pursuing promising approaches in the new technology sector in the past fiscal year. Our aim here is to have invested in every technology platform that will be relevant in future in order to be able to offer a wide range of products. In contrast to our core business, the thin-film technologies here involve integrated production concepts, i.e. we produce solar modules.

String ribbon technology: EverQ GmbH, Thalheim

The significant reduction of silicon usage and consequently of production costs is a feature of String Ribbon technology, which is being commercialised by EverQ GmbH. EverQ GmbH is a joint venture with the US company Evergreen Solar, Inc., Marlboro (Evergreen), and the Norwegian Renewable Energy Corporation ASA, Høvik (REC).

EverQ's first fully integrated factory with a production capacity of 30 MWp, on which construction started in mid-2005, started production as early as the first half of 2006. The first module was produced at the end of February, mass production started in April last year and break-even was achieved as early as the middle of the year.

In the second half of 2006, the supply of raw materials for the next phase of expansion was secured through a further silicon supply contract with the Norwegian REC, which envisages a total delivery quantity of 7,400 tonnes within a period of seven years starting from mid-2008. To facilitate the expansion of the factory in Thalheim before 2008, short-term silicon supply contracts have been agreed with REC and Q-Cells from mid-2007 to mid-2008. On the basis of the secured silicon deliveries EverQ started work on the construction of a second integrated wafer, solar cell and module factory with a production capacity of 60 MWp in the third quarter 2006. Production is expected to start in the second quarter 2007 and production is to be increased to full capacity in the two subsequent quarters. EverQ aims to achieve a production capacity of 300 MWp by the beginning of 2010.

Following the increase in the holdings in EverQ, Q-Cells holds 33.33 % of the company, as do Evergreen and REC.

At the end of 2006 EverQ already employed more than 450 staff and the company aims to double this figure by the end of fiscal 2007.

Silicon based thin-film technology: CSG Solar AG, Thalheim

The CSG thin-film process has been under development since 1995 by the Australian company Pacific Solar Pty Limited, Sydney, with the assistance of the world's leading solar experts. This technology combines the benefits of proven silicon technology such as long useful life with the advantages of thin-film, including less material usage. In the production process of CSG Solar AG, which acquired this technology and the pilot line in Sydney from the Australian Pacific Solar, silicon is not used in wafer form but is extracted direct from silane gas. In the process an extremely thin silicon film with a thickness of less than two µm is applied direct to a structured glass panel, which „captures" the sunlight. Subsequently the silicon is crystallised through heating. The resultant film is treated with patented laser and ink-jet printing processes to generate the electrical contacts needed, which conduct the solar electricity from the silicon film.

In the past fiscal year, construction of the first thin-film module factory with a nominal capacity of some 25 MWp was completed within the budget set of EUR 54 million following some delays in delivery. The first test modules were subsequently produced in the third quarter. Because the optimisation of the individual production steps took longer than expected, the Company was not yet able in the past year to start with the mass production of the solar modules. This meant that the first revenues from the sale of thin-film modules were not achieved until the beginning of 2007. CSG Solar is expecting 4 shift operation to start in the second quarter 2007. At the end of fiscal 2006, Q-Cells held a share of 21.71 % in CSG Solar. The other shareholders are the Norwegian REC, the private equity company Apax Partners and Good Energies Investment.

As recognition of its technological achievements, CSG Solar was awarded the World Technology Award 2006 in the "Innovation in the Energy Sector" category in November 2006 in San Francisco. This prize is awarded by the organiser, World Technology Network (WTN), together with various partners including the New York Stock Exchange, Dow Chemical, Time Magazine and CNN to companies which will make a significant contribution in their respective sector over the next 20 years. Other prize winners included Google and YouTube, for example.

Cadmium telluride thin-film technology: Calyxo GmbH, Thalheim

The wholly owned subsidiary Calyxo GmbH, which was founded in 2005, also started constructing its first production facility for thin-film solar modules last year. In contrast to CSG Solar, however, Calyxo GmbH is focusing on a silicon free semiconductor film consisting of cadmium telluride, a stable compound of two materials, which are both waste products of metallurgical processes. The advantages of the technology lie in its low production costs per Wp and a high efficiency potential for thin-film technologies of over 9% at module level. These advantages lead to substantial cost reduction potential in industrial production. Calyxo GmbH has acquired an exclusive global licence to commercialise this technology. Another advantage of this technology is that the production process is easily managed because the so-called atmospheric pressure method is used.

The smaller pilot line originally planned to test the technology in Thalheim will be expanded into an initial production line with a nominal capacity of approx. 25 MWp because laboratory results have been so promising. The first test modules are expected as early as the first half of 2007. Once the initial production line is up and running, approximately 150 staff will be employed by Calyxo GmbH from the first half of 2008.

Micromorph silicon thin-film technology: Brilliant 234. GmbH, Thalheim

Brilliant 234. GmbH is another wholly owned subsidiary of Q-Cells. The company, which was established at the beginning of 2006, will transfer so-called micromorph silicon thin-film technology to mass production. This technology involves a so-called tandem concept, i.e. two different materials are deposited on the base material – a glass plate. The combination of an amorphous silicon layer and a layer of microcrystalline silicon results in a far better efficiency rating than that achieved with traditional amorphous thin-film technology. The efficiency rating in industrial production stands at approximately 9% and in conjunction with the large-scale, cost effective deposition of the semiconductor films needed, this technology also offers the potential to cut costs substantially.

Following preliminary technical work by the Institute for Photovoltaic Technology at the Jülich research centre and Applied Films GmbH & Co. KG (which has since been taken over by the US company Applied Materials) Brillant 234. GmbH started constructing an initial production line in the middle of last year. The first phase of expansion envisages a line with a production capacity of 8 MWp, which is to be expanded to approximately 25 MWp by the beginning of 2008. At the beginning of 2007, the company started installing the machinery needed for the first phase of expansion. Brillant 234. GmbH expects the first test modules in the second quarter of 2007. Once the two phases of expansion are completed, some 170 staff will be employed by the company from the first half of 2008.

Flexible thin-film technology: VHF-Technologies SA, Yverdon-les-Bains/Switzerland

The company from the Swiss town of Yverdon-les-Bains has developed a technology with the Institute for Micro Technology at the University of Neuchâtel under the brand name „Flexcell", which allows nano sized amorphous silicon to be deposited on plastic and manufactured into flexible solar modules. This means that the products are extremely flexible, very thin and light, unbreakable and customisable. The flexibility of the plastic base material used allows roll-to-roll manufacturing processes. Q-Cells' involvement is aimed at expanding production capacity substantially. Through this involvement we wish, on the one hand, to establish photovoltaic technology as part of people's everyday lives by expanding Flexcell's end customer business and, on the other hand, to develop new markets in building-integrated photovoltaics. Q-Cells currently holds a 23.44% stake in VHF-Technologies SA and has an option to boost this holding to 51%.

The company is currently constructing a pilot line with a capacity of 2 MWp in Switzerland. The first modules have already been produced and the vast majority are sold through specialist yachting equipment stores. A decision on expanding production capacity to approximately 25 MWp will be made in the first half of 2007. Future applications include roofs with a low buckling load.

Low-concentration solar technology: The Solaria Corporation, Fremont, California /USA
In the third quarter of 2006, Q-Cells participated in financing another start-up company in the photovoltaics sector. The Solaria Corporation from Fremont, California (USA), has developed a new low-concentration PV technology based on standard silicon solar cells. The advantage of this technology lies in the fact that by achieving a sunlight concentration by a factor of two to three, the number of modules that can be produced from a specific quantity of solar cells can be significantly increased. At the same time, the technology fits seamlessly into the existing silicon wafer based PV technology value added chain. The production processes are also rapidly scalable. The technology developed by Solaria is of interest to Q-Cells because it offers enormous potential for cost reduction and can contribute to achieving the goal of making the solar industry competitive more rapidly. Q-Cells holds a share of 12.39% in this company.

The first products are expected in the first half of 2007.

CIGS thin-film technology: Solibro GmbH
In November 2006 Q-Cells made another investment in thin-film technology as an addition to its existing technology portfolio. Together with Solibro AB from Uppsala, Sweden, the Copper Indium Gallium Diselenide (CIGS-) thin-film technology developed there is to be transferred to mass production. To this end the partners established a joint venture, Solibro GmbH, in which Q-Cells holds a stake of 67.5% at the beginning of 2007. Plans are in place to construct an initial factory in Thalheim, which will have an annual production capacity of 25 to 30 MWp. The decision on the construction of the first production line in Thalheim is expected by mid-2007. Q-Cells is planning an investment of EUR 60 million for the first phase of expansion.

Solibro AB is a spin-off of the CIGS research group run by the highly regarded Ångström Solar Center at the University of Uppsala. The existing pilot line in Uppsala will be transferred into a development centre as a wholly owned subsidiary of Solibro GmbH. This centre will provide technological support for production and press ahead with strategically important developments of CIGS technology. Solibro AB coats industrial size glass plates with CIGS film on the pilot line in Uppsala. These are then used to manufacture modules which already have efficiency ratings of more than 11.5%. Researchers at the Ångström Solar Center have already achieved efficiency ratings of up to 16.6% (mini-module) and 18.5% (cell) under laboratory conditions on the basis of virtually identical technology.

With this portfolio, the Q-Cells Group is very well placed to participate in the growth of all relevant PV technologies in future.

SUPPLEMENTAL REPORT

Following the end of fiscal 2006, Q-Cells secured the supply of considerable quantities of **metallurgical silicon** for the period up to 2018 through a **long-term supply contract** with **Elkem Solar** (Oslo), which is part of the Norwegian Orkla Group, to secure further growth in the company's core business. The agreement provides for Elkem Solar supplying Q-Cells with contractually agreed quantities of metallurgical silicon from 2008. Besides a basic quantity – 800 tonnes in 2008, 2,800 tonnes in 2009 and 2,400 tonnes every year from 2010 to 2018 – Q-Cells has the option of purchasing an additional quantity of up to 1,600 tonnes in 2010 and between 2,500 and 5,000 tonnes in the following years of the contract term if Elkem Solar expands its production capacity. The total quantity of silicon that will be supplied as part of the agreement is expected to correspond to a total output of more than 10 GWp from the solar cells produced from it. This means that in view of the quantities of polycrystalline and metallurgical silicon already secured by contract, Q-Cells will probably have enough material at its disposal as early as 2010 to produce more than 1 GWp of solar cells per year. The basic quantity amounts to approximately 50% of Elkem Solar's current planned production (in its first factory). In addition, Q-Cells has the option to purchase up to 30% of production volume from each new production facility that Elkem Solar constructs during the term of the agreement. The prices for the silicon are based on market prices. The prices for 2008 and 2009 are fixed and the prices for 2010 and 2011 are 50% fixed and 50% variable depending on the respective market price. Q-Cells will pay a variable market price from 2012, which will be negotiated annually.

In extensive tests in the production of ingots, wafers and solar cells Q-Cells has confirmed that comparable efficiency ratings can be achieved with the material supplied by Elkem Solar, which is not yet manufactured on a large scale industrially, as with extremely pure polycrystalline silicon, which requires a far more involved manufacturing process. For the manufacture of silicon wafers and solar cells the metallurgical material must first be mixed with extremely pure silicon. Test series have shown that the material can be used without mixing through minor adjustments to the process and the product. The aim is to increase the initial mix ratio of up to 50% continuously.

In connection with the silicon contract Q-Cells has taken over 17.9% of the **shares** (88,456,767 shares) in **REC Renewable Energy Corporation ASA** based in Høvik/Norway from Good Energies Investment B.V. (Good Energies). In addition to securing large quantities of metallurgical silicon Q-Cells has therefore invested in the world's largest manufacturer of polycrystalline silicon and of silicon wafers for solar cell production and one of the world's leading photovoltaic companies.

Furthermore, Good Energies has increased its stake in Q-Cells. As part of a capital increase through contributions in kind Q-Cells has issued 34,323,579 new shares to Good Energies. Of these shares, 3,753,595 were issued as ordinary shares. As a result, Good Energies has achieved a 29.9% share of the voting rights. The remaining 30,569,984 shares are preference shares, which carry no voting rights and are not listed on the stock exchange. Good Energies has the right to convert the preference shares into ordinary shares and register them for stock exchange trading. The preference shares carry a small dividend advantage of 3 cents per share. As a result of issuing the new shares **Q-Cells' share capital** has increased to EUR 109.05 million. Following the transaction Good Energies holds 29.9% of the capital carrying voting rights and 49.55% of the total shares.

Faster growth in the Company's core business is now possible from 2008 thanks to the new silicon contract with Elkem Solar. To **finance** this growth, Q-Cells issued a **convertible bond** on 7 February 2007. The convertible bond was issued by Q-Cells International Finance B.V., a wholly owned subsidiary of Q-Cells established in February 2007 and based in Rotterdam, the Netherlands, and guaranteed by Q-Cells. The issuance volume amounted to EUR 492.5 million in total. The conversion price was set at EUR 66.79, which equated to a premium of 40% over the reference price of Q-Cells ordinary shares of EUR 47.70 per share. The convertible bond's coupon is set at 1.375% while the term of the convertible bond amounts to 5 years. In addition to investment in the Company's core business, the funds will be spent on constructing a research and development line and on commercialising new technologies.

RISK REPORT

In addition to our clear strategic orientation and long-term market potential, the Q-Cells Group's continued existence and positive development is supported by a risk management system.

RISK MANAGEMENT SYSTEM

To Q-Cells, managing risk does not entail just minimising risk but also identifying opportunities. Q-Cells therefore approaches risk pro-actively and positively, deriving opportunities from inherent risk. Our risk management system is consequently not only an important instrument in terms of security, but also in terms of achieving our corporate goals and ensuring our future.

Examples for the selective exploitation of emerging opportunities after careful consideration and investigation include investment in new technologies, entry into new markets or the use of new materials such as metallurgical silicon in production.

The opportunities and risks inherent in promising technological approaches are assessed in a comprehensive due diligence process. If the decision is positive, the Company starts by investing in the pilot production phase (approximately 25 MWp capacity). Once the results have been validated, capacity is then expanded selectively.

Q-Cells' risk management system serves to identify, control, manage and master any risks entered into. Q-Cells is aware of the connections and interdependencies of individual risks. Counter-measures are reviewed with particular regard to their effectiveness. Risks are inventoried on a monthly basis. A risk report is prepared quarterly and submitted to the responsible representative bodies of the Company. If a new major risk factor is identified, it is reported to the Board of Directors immediately. Processes are designed to enhance transparency and all those responsible for their observation areas are included in risk communication. Constantly updated, this is the basis for an ongoing risk consciousness borne by all employees.

Management keeps abreast of all potential risks by receiving timely feedback on production, quality, sales and financial results and comparing these to plan.

The management and control mechanisms created with the assistance of risk software tailored to Q-Cells form the basis for management decision-making.

Risk management undergoes ongoing development, is promptly adapted to changes in the environment and expanded to a Group-wide risk management that includes subsidiaries and affiliated companies.

This applies in particular to insurance policies taken out as a component of Q-Cells' risk management. Significant risks, such as fire or operating disruptions, are covered by appropriate insurance. We regularly review our insurance protection and bolster it with preventive measures.

KEY RISKS

Procurement market

In the last two years the limiting factor in industry growth was silicon, the most important raw material in the solar industry. Substantial demand surplus resulted in a shortage of silicon and silicon wafers in 2005 and 2006. Availability of solar silicon is also likely to limit industry growth rates in 2007 and beyond. Since previous suppliers are expanding their capacity and it is anticipated that new suppliers will appear on the market, Q-Cells expects a relaxation of the supply side from the end of 2008. We believe that existing bottle-necks will begin to disappear at this stage and that market growth rates will continue to rise due to pent-up demand. The availability of metallurgical silicon plus a reduction in silicon consumption per Wp (thinner cells and higher efficiency ratings) will also have a positive impact on the supply situation. Thin-film technologies are not affected by these supply bottle-necks, since they either need significantly less silicon or none at all.

Q-Cells has entered into long-term supply contracts with the most significant market participants in upstream value creation stages of silicon and silicon wafer production. Increased diversification in the supplier base is only possible on a limited basis at the moment, since there are relatively few companies in the market. However, these risks can be minimised through the supply contract concluded with Elkem Solar in 2007, the holding in REC and the investments in various thin-film technologies.

Q-Cells has managed to secure virtually all its requirements for 2007 and 2008 by intensifying its efforts to assure a raw materials supply, and to partially cover requirements into 2018 at the present time. A major factor in its success is the business policy of entering into long-term strategic partnerships with selected, capable suppliers.

Sales market

Growth in the industry, as well as Q-Cells' own business activity, will be considerably influenced by political factors promoting renewable energy sources in the next five to ten years. In Germany, currently Q-Cells' major market, demand is driven to a great extent by the Renewable Energy Sources Act (EEG) implemented on 1 January 2004. It provides for long-term minimum compensation (linked with mandatory purchase by grid operators) for photovoltaic electricity. A review of the law is planned for the end of 2007; this may entail adjustment of promotion requirements under certain circumstances. At the moment, the EEG stipulates a continuous annual decrease in minimum compensation of between 5% and 6.5%. A significant drop in supply compensation resulting from a review could considerably depress demand for photovoltaic systems in Germany.

In recent years, however, governments in a number of additional countries have created attractive conditions for promoting renewable energy sources. We anticipate that new and stable markets for photovoltaic products, in addition to Japan, Germany, Spain and California, will be created over the next few years.

Furthermore, in 2006, Q-Cells has continued to diversify its customer portfolio in international markets by attracting new customers, especially on international markets. Our aim is to further extend long-term strategic partnerships with our most important customers and to raise the number of customers, particularly abroad. This will permit us to lessen our dependency on individual markets, particularly the German market.

Photovoltaic systems are usually financed by debt. The historically low interest rate levels and the resulting low cost of debt have positively influenced the profitability of photovoltaic systems. An increase in the interest rate level would decrease profitability of photovoltaic systems due to higher debt costs and could therefore tend to depress demand for photovoltaic cells. We do not, however, anticipate a significant rise in the interest rate in either the short or the medium term.

Our sales market was a seller's market globally last year. Demand clearly exceeds production quantities. This is likely to continue over the next few years.

Related parties

Q-Cells maintains business relationships with related persons and companies. This includes one of the largest suppliers of Q-Cells, REC ScanWafer AS, part of REC Group, as well as one of Q-Cells' largest customers, Solon AG. These relationships may result in conflicts of interest and dependencies between the Company and related parties.

Products/production

Q-Cells provides guarantees for its products as manufacturer and seller of photovoltaic cells and is thus subject to guarantee risks. Q-Cells guarantees that delivered cells achieve at least 90% of nominal performance for ten years. Furthermore, Q-Cells guarantees that solar modules achieve at least 80% of contractually defined performance for twenty years and 90% for ten years from date of shipment. We are currently not aware of any significant customer complaints.

Q-Cells manufactures at only one location. Production disruptions could adversely affect the Group's financial position and performance.

Since there are currently four factories in operation in Thalheim, a breakdown in one factory or one unit will result in only partial limitation of production. With factory V, which will be available in the first phase of expansion approximately one kilometre from existing production lines from mid-2007, disruptions in a line or unit can be dealt with even more easily.

The production breakdown risk that still exists is mitigated by ongoing employee training and constant optimisation and systematically monitored maintenance of our facilities.

Technology

The monocrystalline and polycrystalline solar cell technology used in Q-Cells' core business has continued to establish itself as the industry standard in recent years despite a number of different thin-film concepts. Market share has risen slightly in the last few years and is now over 90%. Within these categories, the more affordable polycrystalline cells outweigh the more powerful monocrystalline cells. This technology is likely to maintain its dominant position in the next ten years due to the additional cost reduction potential. On the whole, however, thin-film technology is likely to increase in significance. It will not replace crystalline technology, though, but complement it. New areas of use and new markets can be opened up with thin-film technology, such as in open spaces.

Q-Cells' research and development is based on four pillars: in recent years we have put together one of the most outstanding **research and development teams** in the area of solar cell technology. Q-Cells safeguards in-house technological expertise by joint projects and close cooperation with top **universities and institutes**, as well as by **strategic partnerships on the supplier and customer side**.

Q-Cells is investing in promising **future technologies** through selective investments and participations. An independent department, Strategic Business Development, with more than ten employees at the end of last year, is monitoring global developments in the photovoltaic field and searching for technological platforms that will enable additional cost reductions to be achieved. The most promising approaches are chosen, regardless of the materials used, in a comprehensive selection process. The department reviews the varied technologies for potential and feasibility in a multi-stage due diligence process. This review is the basis for the decision to enter the pilot or prototyping phase.

Financial risks

Q-Cells' substantial expansion continues to require a high level of capital. We guarantee this through both a strong equity base and by securing commensurate borrowing.

At the year-end 2006 our **Group's share capital** amounted to EUR 440.0 million (an equity ratio of approximately 69%). Our equity has increased significantly because of the capital increase in February 2007. Shareholders' equity now stands at approximately EUR 1.5 billion, which means that Q-Cells is very well placed to finance further growth.

The Company also issued a **convertible bond** with a total volume of EUR 492.5 million at the beginning of 2007 (see supplemental report). Besides the low coupon of 1.375%, this convertible bond has the advantage that these funds are not callable within the next five years and that they may, if necessary, be converted into equity.

Currency risks arise for Q-Cells due to the fact that we make purchases in USD that are not entirely offset by USD sales. We counter this risk by observing currency parities on an ongoing basis and undertaking hedging transactions where necessary. However, we try in principle to match procurement and sales in such a way that we achieve a natural hedging effect.

The Company has made **advance payments to suppliers** as both a procurement and a security measure. It will be necessary to pay such advance payments in future as well. This may give rise to default risks. On the other hand, the Company has been successful in obtaining advance payment from customers with long-term supply contracts.

Among other things our financial control encompasses liquidity, financial and balance sheet planning and this combined with a customer assessment system reduces the probability of bad debts.

The Company receives **public investment grants and subsidies** in connection with creating and expanding capacity. Notifications issued regarding the approval of investment subsidies total approximately EUR 51.9 million, of which approximately EUR 22.2 million was paid out by 31 December 2006. Payment of these funds is always contingent upon the availability of such resources (EU, Federal, State of Saxony-Anhalt) or their allocation in the budget (Federal or the State of Saxony-Anhalt).

These grants and subsidies, moreover, depend in principle on adherence to certain specifications and conditions that may in part be spread over a period of several years in the future. In the event of non-fulfilment, Q-Cells could be obligated to repay the subsidies received in part or in whole. This would have an adverse financial effect on the Company's situation.

Legal risks

Significant legal risks arise primarily when concluding agreements. These are therefore scrutinised from both legal and commercial aspects both internally and by external advisors.

Research, development and licensing agreements are adapted to the status of the projects involved on an ongoing basis.

In the case of research projects, a thorough patent clearing process is undertaken before they start in order to ensure that future-oriented investments on the part of Q-Cells are commercially viable. A patent department is being established.

The quality mark 'Q-Cells' and 'Q.Cells' – a combined word and design mark – is being placed under local legal protection in key sales areas.

Significant risks from litigation, patent violations, the new regulations of the anticipated environmental liability law or any other legal risks have not been identified.

OVERALL RISK/GOING CONCERN RISK

The Group's overall and going concern risk is reduced by the following key factors:

- We operate in an attractive market with high long-term growth potential.
- There is a high level of pent-up demand in the photovoltaic market.
- Q-Cells is market leader in Europe and the second largest solar cell manufacturer in the world.
- Q-Cells works in state-of-the-art production facilities and optimises processes on an ongoing basis with a view to cost reduction.
- Q-Cells has a highly qualified and capable team in its Research and Development division.
- Our main cost item is material expense. The Company can therefore react with flexibility in the case of a change in demand.
- The Company has a very strong equity base.
- The Company invests selectively in promising new technologies to diversify its technology base further.
- Q-Cells has well educated and motivated staff.

OTHER INFORMATION

PRINCIPLES OF THE COMPENSATION SYSTEM

Compensation of the Executive Board

The members of the Executive Board receive remuneration made up of several components:

- a fixed annual base remuneration
- variable compensation, the level of which is based on the extent to which certain corporate goals are met and
- share options.

The total compensation of the members of the Executive Board thus includes fixed and variable components. Criteria for the level of the compensation include especially the responsibilities of the particular member of the Executive Board, his personal performance, the performance of the Executive Board as a whole as well as the economic situation, the success and future prospects of the company with consideration of its comparative environment. The variable compensation and the stock option plan are associated with risks, so that is no guaranteed compensation.

The fixed base salary is paid monthly and reviewed at regular intervals for conformity with the market and appropriateness. No commitments have been made with regard to the situation that would apply if employment ends.

In 2006, the Executive Board members Thomas Schmidt and Dr. Hartmut Schüning exercised some of the stock options awarded in fiscal 2004.

Compensation of the Supervisory Board

In line with the proposal of the Executive Board and the Supervisory Board, the compensation of the Supervisory Board is determined by the Annual Shareholders' Meeting.

In addition to the reimbursement of expenses, each member receives fixed and performance-based annual remuneration. Decisive for the calculation of the performance-based remuneration is the group net income posted in the group annual financial statements in line with IFRS. Members of committees additionally receive a percentage of the fixed and variable compensation. The level of compensation is determined by the Annual Shareholders' Meeting on the basis of a simple majority.

REPORTING IN LINE WITH SECTION 315 PARAGRAPH 4 OF THE GERMAN COMMERCIAL CODE

Subscribed capital amounted to € 74,729.7 thousand as of the balance sheet date (31 December 2005: € 36,913.6 thousand) and is divided into 74,729,728 registered shares at no par value (31 December 2005: 36,913,604 shares). Ownership of the shares entails voting rights at the Annual Shareholders' Meeting as well as an entitlement to profits in the event of dividend payments.

In respect to the level of subscribed capital as of the balance sheet date, refer to our comments in the Supplementary Report /Section 3.)

In the Annual Shareholders' Meeting on 29 June 2006, the Executive Board of Q-Cells AG was authorised, with the consent of the Supervisory Board, to increase the **share capital** of the Company up to 31 May 2011 on the basis of contributions in kind or cash contributions on one or more occasions by up to € 36,913.6 thousand by issuing 36,913,604 new shares. At the same time the Executive Board is authorised, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights, to determine an approach to profit-sharing that differs from the law and to stipulate additional details for each capital increase and the conditions for the share issue.

At the ordinary Annual Shareholders' Meeting on 16 August 2005, a resolution was passed to issue up to 434,948 options to current and future members of the Executive Board and current and future members of the second tier of management and other employees of Q-Cells AG. The stock option program 2005 permits entitled employees to acquire Q-Cells AG shares, subject to certain preconditions, at an established exercise price under defined conditions. Alternately, those entitled to acquire the shares may also be granted a cash settlement at the discretion of the Executive Board, although the Company's Executive Board does not anticipate payment of a cash settlement.

For the purposes of fulfilling subscription rights the Annual Shareholders' Meeting of 16 August 2005 resolved a conditional capital increase of the Company's shareholders' equity, which because of the capital increases from reserves in 2004, 2005 and 2006 has increased in the same proportion as share capital in accordance with section 218 of the AktG. At the balance sheet date, conditional capital II amounted to € 2,609.7 thousand.

In the Annual Shareholders' Meeting of 29 June 2006, the Executive Board was authorised, with the consent of the Supervisory Board, to issue **options and/or convertible bonds** with a total nominal value of up to EUR 1.5 billion up to 31 May 2011 and to grant holders of option bonds option rights and holders of convertible bonds convertible bond conversion rights to the Company's shares up to the proportion of share capital totalling up to € 14,765.4 thousand. Based on a resolution of the Annual Shareholders' Meeting of 29 September 2006 the existing conditional capital III and the Q-Cells AG Executive Board's existing authorisation, with the consent of the Supervisory Board, to issue option and/or convertible bonds was cancelled and the Executive Board was issued a new authorisation under which the Executive Board is authorised, with the consent of the Supervisory Board, to issue option and/or convertible bonds with a total nominal value of up to EUR 1.5 billion up to 31 May 2011 and to grant holders of option bonds option rights and holders of convertible bonds conversion rights to the Company's shares up to a proportion of share capital totalling up to € 14,765.4 thousand. The Annual Shareholders' Meeting resolved a new conditional capital III of up to € 14,765.4 thousand to provide for the option rights and/or conversion rights. As a consequence of the capital increase from reserves in a ratio of one new share for each old share resolved at the same Annual Shareholders' Meeting the proportion of the share capital of shares, which are to be granted to the holders of options and/or holders of convertible bonds when they exercise their option rights and/or conversion rights increased in the same ratio as the share capita. The conditional capital III also increased in the same ratio so that it now stands at € 29,530.9 thousand.

On the basis of the resolution of the Annual Shareholders' Meeting on 29 June, in line with section 71 paragraph 1 (8) of the AktG the Executive Board was authorised to acquire **own shares of the Company** up to 10.0% of the respective subscribed capital to 30 November 2007.

In line with the regulations of section 133 of the AktG the relevant changes in the articles of association were resolved.

Q-Cells AG shareholders

As of the date the balance sheet was prepared (28 February 2007), in line with the regulations of the Securities Trading Act (WpHG) the following shareholders of the Company have direct or indirect holdings in Q-Cells AG which exceed 10% of the voting rights:

SHAREHOLDERS	Notification from	Voting rights Section 21 Par. 1 WpHG	 Section 22 Par. 1 (1,1) WpHG	 Section 22 Par. 1 (1,5) WpHG
		Direct	Indirect	
FMR Corp., Boston, Massachusetts, USA	1 Aug. 2006	> 10 %		
Good Energies Investments B.V., Amsterdam, The Netherlands	1 Sept. 2006	25.43 %		0.81 %
COFRA HOLDING Aktiengesellschaft, Zug, Switzerland	1 Sept. 2006		24.62 %	0.81 %
Entrepreneurs Fund Holding AG, Zug, Switzerland	1 Sept. 2006		24.62 %	0.81 %

Appointment and dismissal of members of the Executive Board

The appointment and dismissal of members of the Executive Board is regulated in sections 84 and 85 of the AktG and in section 6 of the Articles of Association in the version of 29 June 2006. In line with Section 6 of the Articles of Association, the Executive Board consists of one or more persons. The Supervisory Board determined the number of members of the Supervisory Board. The change of the Articles of Association takes place in line with sections 179, 133 of the AktG as well as section 11 of the Articles of Association in the version of 29 June 2006. According to the latest regulations, the Supervisory Board is authorised to make changes and additions as long as these only relate to the version.

FORECAST: GROWTH AT HOME AND ABROAD PLUS DIVERSIFICATION OF THE TECHNOLOGY BASE

It is generally anticipated that demand for renewable energy sources and photovoltaic systems will increase considerably. There are many reasons for this: for one, almost all governments in the world have now recognised that climate protection is one of the key tasks for the present and the future. As a result, they are implementing programmes to generate energy without carbon dioxide emissions by using regenerating energy sources. An added incentive is that fossil fuels, which currently cover the major portion of the world's energy needs, are finite, as is uranium, the source material for using nuclear energy, and will in future only be extracted under more difficult conditions and therefore at greater expense.

Finally, prices for fossil fuels such as oil and gas continue to rise due to higher demand in global markets. The International Energy Agency estimates that world energy needs will double by the year 2030. This increase will be driven particularly by the sharply growing needs in the most populous emerging countries such as China and India.

Moreover, decision-makers in the world of politics and economy in Western industrialised countries are increasingly preoccupied with the question of supply security. At the core of this issue is the recognition that the predominant portion of fossil fuel reserves lies in politically unstable regions of the world and that energy supplies are extremely vulnerable to terrorist attacks.

These factors reinforce the role of renewable energy sources. The high growth rates in the photovoltaic market will continue uninterrupted throughout the world in the upcoming years, according to both our estimates and the unanimous assessment of a variety of analysts. According to the most recent estimates of the European photovoltaic organisation EPIA, the global market will total approximately 5.5 GWp by 2010. The most optimistic estimates by analysts assume a global market of up to 14 GWp. Q-Cells is assuming a potential of up to 12 GWp at this stage.

To continue to grow substantially in future, we plan to invest in our core business, the production of monocrystalline and polycrystalline solar cells in the next few years. In addition to these investments in our core business, we shall press ahead with the development of capacity in promising new technologies: objectives of developing these technologies include further cost decreases, less dependence on the silicon market and securing our market position. New technologies, particularly in the area of the thin-film process, complement proven silicon technology, by satisfying increased demand and covering new market segments, including open space usage. We anticipate that, despite the growing importance of thin-film technologies in the foreseeable future, wafer-based silicon technology will continue to dominate.

Q-Cells has achieved considerable cost reductions in the past year and strengthened the foundation for future growth with its rapid expansion of production capacity, accelerated research and development both in our core business and in the field of new technologies and constant improvement in products and in production processes.

Expectations for 2007

At the beginning of 2007, sales in the important markets of Germany and Spain remain buoyant. Q-Cells expects that this positive trend will continue over the rest of 2007. Given an anticipated production volume of 340 MWp in its core business, Q-Cells is forecasting growth in sales and the net income for the period of approximately 30% in 2007. In the wake of this, the export ratio is to rise to approximately 60% by the end of 2007. The Company also expects an extraordinary, one-off contribution to income from the sale of silicon to EverQ GmbH. We expect that the subsidiaries, which will start production at various points in 2007, will generate the first revenues from test production. The start-up expenses for the new factories owned by subsidiaries and affiliated companies as well as the one-off income from silicon sales are expected to lead to net expenses of approximately EUR 10 million. In 2007 we shall increase investment significantly compared with the previous year. In total, we are expecting a figure of approximately EUR 400 million of which approximately EUR 200 million is earmarked for the core business (including a research and development line) and the other funds will go to expanding capacity in new technologies. Because of these substantial investments, which amount to more than four times the net income for 2006, no dividend will be paid for the past fiscal year.

Targets for 2008 and beyond

For 2008 Q-Cells is setting itself the target of achieving sales of approximately EUR 1 billion and a return on sales of 13%. On the basis of the new agreement on the supply of metallurgical silicon we expect additional strong growth in production volume from 2009. In 2009 we are striving for growth in sales of approximately 40%. In 2010 we wish to achieve production volume of 1 Gigawattpeak (GWp).

Thalheim, 28 February 2007

Q-Cells AG's Executive Board

Anton Milner
CEO

Thomas Schmidt
COO

Dr. rer. pol. Hartmut Schüning
CFO

Dr. Florian Holzapfel
CTO



FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET AS PER IFRS AS OF DECEMBER 31, 2006

ASSETS		NOTES	12/31/2006 € '000	12/31/2005 € '000
A.	**NON-CURRENT ASSETS**			
	I. Goodwill	3.2, 4.1	[redacted]	0.0
	II. Intangible assets	3.3, 4.2	[redacted]	3,712.4
	III. Property, plant and equipment	3.4, 4.3	[redacted]	99,641.8
	IV. Financial assets	3.5, 4.4	[redacted]	3.1
	V. Financial assets accounted for using the equity method	3.5, 4.5	[redacted]	12,480.7
	VI. Other non-current assets	3.6, 4.6	[redacted]	10,666.9
			[redacted]	**126,504.9**
B.	**CURRENT ASSETS**			
	I. Inventories	3.7, 4.7	[redacted]	49,888.9
	II. Trade accounts receivable	3.8, 4.8	[redacted]	33,802.5
	III. Market value of derivative financial instruments	3.9	[redacted]	0.0
	IV. Time deposits	3.10, 4.9	[redacted]	32,500.0
	V. Other receivables and assets	3.8, 4.10	[redacted]	12,719.7
	VI. Cash and cash equivalents	3.11, 4.11	[redacted]	200,647.9
			[redacted]	**329,559.0**
TOTAL ASSETS			[redacted]	**456,063.9**

LIABILITIES	NOTES	12/31/2006 € '000	12/31/2005 € '000
A. SHAREHOLDERS' EQUITY	3.12, 4.12		
I. Subscribed capital		74,729.7	36,913.6
II. Capital reserve		247,690.6	240,686.9
III. Revenue reserves		104,032.2	44,109.1
IV. Other reserves		-147.0	-447.7
Q-Cells AG shareholders		426,305.5	321,261.9
V. Minority interests		13,665.4	0.0
		439,970.9	**321,261.9**
B. NON-CURRENT LIABILITIES			
I. Profit participation capital	3.13, 4.13	14,578.6	14,492.9
II. Non-current financial liabilities	3.17, 4.14	6,149.2	12,833.8
III. Deferred investment grants and subsidies	3.14, 4.15	32,614.4	23,096.3
IV. Other provisions	3.16, 4.16	4,661.4	0.0
V. Other non-current liabilities	3.17, 4.17	13,668.7	4,505.9
VI. Deferred taxes	3.15, 4.18	5,255.4	647.1
		76,927.7	**55,576.0**
C. CURRENT LIABILITIES			
I. Current financial liabilities	3.17, 4.19	6,731.1	11,658.8
II. Trade accounts payable	3.17, 4.20	44,346.0	25,557.4
III. Tax liabilities	3.17, 4.21	16,353.4	14,488.9
IV. Deferred investment grants and subsidies	3.14, 4.22	6,350.1	6,731.0
V. Market value of derivative financial instruments	3.9	22,565.3	0.0
VI. Other provisions	3.16, 4.16	917.0	3,236.6
VII. Other current liabilities	3.17, 4.23	20,306.7	17,553.3
		117,569.6	**79,226.0**
TOTAL LIABILITIES		**634,468.2**	**456,063.9**

CONSOLIDATED INCOME STATEMENT AS PER IFRS
FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2006

	Notes	2006 € '000	2005 € '000
1. Sales revenues	5.1	[redacted]	299,369.2
2. Change in stocks of finished and unfinished products		[redacted]	11,932.2
3. Other own work capitalized	5.2	[redacted]	793.5
4. Other operating income	5.3	[redacted]	6,806.6
5. Cost of materials	5.4		
a) Expenses for raw materials, consumables and supplies and for goods purchased		[redacted]	187,724.5
b) Expenses for services purchased		[redacted]	10,169.4
6. Personnel expenses	5.5		
a) Wages and salaries		[redacted]	21,771.2
b) Social security contributions and expenses for pensions and welfare		[redacted]	3,866.6
c) Expenses relating to stock options		[redacted]	2,478.0
7. Depreciation, amortization and impairment losses	5.6	[redacted]	11,302.3
8. Other operating expense	5.7	[redacted]	18,428.6
9. Net operating income		[redacted]	**63,160.9**
10. Income from financial assets accounted for using the equity method	5.8	[redacted]	-1,696.0
11. Interest and similar income	5.9	[redacted]	1,749.5
12. Interest and similar expense	5.9	[redacted]	3,273.0
13. Income from financial instruments	5.9	[redacted]	0.0
14. Income before taxes		[redacted]	**59,941.4**
15. Income taxes	5.10	[redacted]	20,009.4
16. Net income for the year		[redacted]	**39,932.0**

Income attributable to minority shareholders		[redacted]	**0.0**
Net income for the year attributable to Q-Cells AG shareholders		[redacted]	**39,932.0**

Earnings per share		2006	2005
Earnings per share (undiluted) in € per share	5.11	[redacted]	0.63
Earnings per share (diluted) in € per share	5.11	[redacted]	0.59

CONSOLIDATED CASH FLOW STATEMENT (IFRS)
FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2006

	2006 € '000	2005 € '000
Net income for the year	95,846.5	39,932.0
Income tax expense	42,165.8	20,009.4
Depreciation, amortization and impairment losses	17,821.1	11,302.3
Income from financial assets accounted for using the equity method	–6,972.2	1,696.0
Other non-cash expenses and income	7,125.5	1,857.3
Amortization of deferred investment grants and subsidies	–6,731.2	–4,169.7
Change in provisions	2,341.8	5,057.3
Losses on the disposal of intangible assets and property, plant and equipment	81.0	816.9
Change in inventories, receivables and other assets	–116,369.2	–63,566.5
Change in other liabilities	27,580.0	16,431.3
Interest and similar income	–5,305.2	–1,749.5
Interest and similar expense	3,250.9	3,100.9
Liquid funds generated from operating activity	**60,834.8**	**30,717.7**
Interest paid	–3,064.5	–2,549.5
Interest received	5,332.8	1,498.8
Income taxes paid	–39,483.8	–7,103.2
Cash provided by operating activities	**23,619.3**	**22,563.8**
Capital expenditure on intangible assets	–6,297.3	–2,431.4
Capital expenditure on property, plant and equipment	–61,001.6	–44,171.7
Acquisitions of equity investments	–8,725.3	–14,748.8
Payment for loans granted	–22,575.0	0.0
Changes in time deposits	22,440.0	–32,500.0
Proceeds from the disposal of property, plant and equipment	349.6	379.0
Proceeds from the disposal of equity investments	0.0	1,170.0
Proceeds from the repayment of loans granted	4,113.5	0.0
Proceeds from investment grants and subsidies	14,617.6	15,586.8
Cash used in investing activities	**–57,078.5**	**–76,716.1**
Proceeds from contributions to shareholders' equity	1,233.4	255,558.2
Costs of obtaining capital	–161.9	–12,506.0
Proceeds from loans obtained	0.0	25,375.0
Repayment of silent partners' interest	–4,092.0	0.0
Repayment of loans	–15,654.7	–14,826.8
Payments under finance leases	–1,090.7	–1,327.4
Cash used in (previous year: cash provided by) financing activities	**–19,765.9**	**252,273.0**
Change in liquid funds	–53,225.1	198,120.7
Foreign exchange gains/losses on liquid funds	–73.2	0.0
Liquid funds at the beginning of the period	200,647.9	2,527.2
Liquid funds at the end of the period	**147,349.6**	**200,647.9**

CHANGES IN CONSOLIDATED EQUITY ACCORDING TO IFRS FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2006

	Subscribed capital € '000	Capital reserve € '000	Revenue reserves € '000
01/01/2005	**10,085.7**	**12,405.4**	**12,240.6**
Valuation financial instruments			
Changes in the equity of associated companies		−10.7	
Income and expenses recognized directly in equity	**0.0**	**−10.7**	**0.0**
Stock option program		2,478.0	
Net income for the year			39,932.0
Total income and expense recognized in equity	**0.0**	**2,467.3**	**39,932.0**
Capital increase from reserves	20,171.4	−12,107.9	−8,063.5
Capital increase	6,656.5	246,292.4	
Expenses of procuring equity (after taxes)		−8,370.3	
12/31/2005	**36,913.6**	**240,686.9**	**44,109.1**
Valuation financial instruments			
Foreign currency translation			
Changes in the equity of associated companies		117.4	
Income and expenses recognized directly in equity	**0.0**	**117.4**	**0.0**
Stock option program		6,245.7	
Net income for the year			97,146.4
Total income and expense recognized in equity	**0.0**	**6,363.1**	**97,146.4**
Issue of new preference shares	592.8	640.6	
Capital increase from reserves	37,223.3		−37,223.3
Change in the scope of consolidation			
12/31/2006	**74,729.7**	**247,690.6**	**104,032.2**

Other reserves				
Market valuation € '000	Foreign exchange differences € '000	Q-Cells AG shareholders € '000	Minority interests € '000	Total equity € '000
0.0	**-2.9**	**34,728.8**	**0.0**	**34,728.8**
-432.6		-432.6		-432.6
	-12.2	-22.9		-22.9
-432.6	**-12.2**	**-455.5**		**-455.5**
		2,478.0		**2,478.0**
		39,932.0		39,932.0
-432.6	**-12.2**	**41,954.5**		**41,954.5**
		0.0		0.0
		252,948.9		252,948.9
		-8,370.3		-8,370.3
-432.6	**-15.1**	**321,261.9**	**0.0**	**321,261.9**
432.6		432.6		432.6
	-98.4	-98.4	-391.3	-486.4
	-33.5	83.9		83.9
432.6	**-131.9**	**418.1**	**-391.3**	**30.1**
		6,245.7		6,245.7
		97,146.4	-1,299.9	95,846.5
432.6	**-131.9**	**103,810.2**	**-1,691.2**	**102,122.3**
		1,233.4		1,233.4
		0.0		0.0
		0.0	15,356.6	15,353.3
0.0	**-147.0**	**426,305.5**	**13,665.4**	**439,970.9**

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
FOR THE PERIOD FROM JANUARY 1 TO DECEMBER 31, 2006 OF Q-CELLS AG, THALHEIM.

1 GENERAL DISCLOSURES

1.1 BASIC INFORMATION
Q-Cells AG and its subsidiaries as well as its major holdings operate in the promising photovoltaic market. While Q-Cells AG has specialized in the development, manufacture and marketing of high-quality solar cells, the holdings each concentrate on new photovoltaic technologies such as thin-film and concentrator technologies. Q-Cells AG was established in 1999 and is now one of the largest and fastest-growing companies in the sector worldwide.

As of the balance sheet date, December 31, 2006, the Group employed 921 individuals. At the end of 2006, the number of trainees was 39. Q-Cells AG's Executive Board consists of four members.

Q-Cells AG was entered into the commercial register of the district court of Stendal under number HR B 16621.

The Company's registered head office is Guardianstrasse 16, 06766 Thalheim, Germany. The consolidated financial statements can be obtained from the Company's headquarters and are published in the electronic Federal Gazette.

The consolidated financial statements are prepared in euro (EUR), since the majority of Group transactions occur in this currency. All amounts are indicated in thousands of euros (EUR '000) unless otherwise indicated and reflect rounding differences.

1.2. SIGNIFICANT EVENTS DURING THE FISCAL YEAR
- Q-Cells AG acquired Brilliant 234. GmbH, Thalheim, as a wholly owned subsidiary immediately after its incorporation in February 2006. The object of the company is the development, production and marketing of solar modules based on thin-film technology.
- In May 2006, Q-Cells AG acquired 15.52% of the shares in VHF-Technologies SA, Yverdon-les-Bains/Switzerland (VHF), as well as an option to acquire additional shares. Q-Cells AG increased its stake in VHF to 23.44% in December 2006. The object of the company is the development, production and marketing of flexible thin-film solar modules under the brand name "Flexcell".
- In September 2006 Q-Cells AG acquired 12.39% of the shares in The Solaria Corporation, Fremont, California/USA (Solaria). The company has developed a new, low-concentration photovoltaic technology based on standard silicon solar cells, which because of the concentration of sunlight exhibits considerable potential for reducing the costs of module production, since the number of modules that can be produced with a specific quantity of silicon is increased.
- In December 2006, Q-Cells AG increased its stake in EverQ GmbH, Thalheim, by 12.33% to 33.33%.
- The company increased its sales by 80.2% compared with the previous year in fiscal 2006.
- Operating income improved from EUR 63.2 million to EUR 129.4 million (+104.9%) compared with the previous year, the net income for the period attributable to the shareholders of Q-Cells AG improved from EUR 39.9 million to EUR 97.1 million (+143.3%), without the one-off income contribution to EUR 87.7 million (120.0%)
- Work was started, as scheduled, on the construction of a new factory (line V) in the fiscal year. Line V will be constructed in three sections and will have a total nominal capacity of 240 MWp once it is completed. The first two sections are expected to be commissioned in the third and fourth quarters of 2007 respectively.

2 CONSOLIDATED FINANCIAL STATEMENTS

2.1. COMPANIES INCLUDED IN CONSOLIDATION
All subsidiaries, joint ventures and associated companies are included in the consolidated financial statements. Subsidiaries are companies that are controlled by us directly and fully consolidated. Joint ventures are companies that are managed jointly with other companies. Associated companies are companies over which we exercise a significant influence and which are neither subsidiaries nor joint ventures. Associated companies are included in the consolidated financial statements using the equity method, as are joint ventures.

SUBSIDIARIES	Registered Office	Amount of the holding
Calyxo GmbH	Thalheim/Germany	100%
Brilliant 234. GmbH	Thalheim/Germany	100%
Q-Cells Asia Ltd.	Hong Kong/China	100%
VHF-Technologies SA	Yverdon-les-Bains/Switzerland	23.44%

First accounting for the acquisition of VHF

As of December 31, 2006, the stake in VHF-Technologies SA, Yverdon-les-Bains/Switzerland (VHF) amounted to 23.44%, and Q-Cells AG has the option to increase its holding to 51% at any time. Therefore, in accordance with IAS 27.14, VHF was fully consolidated in the consolidated financial statements with effect from May 24, 2006 (acquisition date). The shares were acquired in two tranches on two different dates. Q-Cells AG acquired 15.52% of the shares on May 24, 2006 and a further 7.92% of the shares in VHF on December 15, 2006.

The transaction was accounted for using the acquisition method in compliance with IFRS 3.16 ff.

The inclusion of VHF in the consolidated financial statements of Q-Cells AG for the first time was effected as follows on May 24, 2006:

NET ASSETS ACQUIRED AS OF MAY 24, 2006	Carrying amount € '000	Adjustment € '000	Fair value € '000
Assets acquired			
Goodwill	0.0	219.5	219.5
Intangible assets	0.0	18,128.9	18,128.9
Property, plant and equipment	811.0	0.0	811.0
Current receivables and other assets and liquid funds	158.4	2,998.9	3,157.3
	969.4	21,347.3	22,316.7
Liabilities acquired			
Short term liabilities and provisions	327.0	0.0	327.0
Deferred taxes	0.0	3,861.5	3,861.5
	327.0	3,861.5	4,188.4
Net assets	642.4	17,485.8	18,128.2
Minority interests	542.7	14,586.6	15,129.3
Net assets acquired	99.7	2,899.2	2,998.9

The agreed total consideration of € 2,998.9 thousand was paid to VHF in cash as part of a capital increase. Because of the inclusion of VHF in the consolidated financial statements of Q-Cells AG these funds have remained in the consolidated financial statements. Cash equivalents of € -85.4 thousand were acquired.

The technology acquired was identified as an intangible asset as part of the purchase price allocation and valued at fair value.

The purchase price of € 1,956.4 thousand for the increase to 23.44% was paid to VHF in cash as part of a capital increase. As part of this acquisition of shares, goodwill increased by € 227.3 thousand to € 446.8 thousand.

The loss by VHF included in the consolidated financial statements has amounted to € 1,583.7 thousand (of which € 1,299.9 thousand is attributable to minority interests) since the acquisition date. If the acquisition of VHF had taken place on the first day of fiscal 2006, Group sales would have risen from € 539,497.2 thousand to € 539,605.8 thousand and consolidated net income for the period would have fallen from € 95,846.5 thousand to € 95,434.8 thousand.

COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD:	Registered Office	Amount of the holding
Associated companies		
CSG Solar AG	Thalheim/Germany	21.71%
The Solaria Corporation	Fremont, California/USA	12.39%
Joint venture		
EverQ GmbH	Thalheim/Germany	33.33%

For details on the financial assets accounted for using the equity method, please refer to section 4.5.

CPI ChemiePark-Institut GmbH, Bitterfeld, in which Q-Cells AG has holdings of 6.1%, is not part of the consolidation and is reported under 'financial assets' in the Q-Cells AG consolidated financial statements.

2.2. PRINCIPLES OF CONSOLIDATION

The financial statements of domestic and foreign companies included in the consolidated group are prepared in accordance with uniform accounting policies.

Equity of the parent and its subsidiaries is consolidated using the purchase method. The acquisition costs at the time of purchase of the investment are offset against the fair value of the proportional share of assets, liabilities and contingent liabilities.

In this connection, the value ratios at the date on which control of the subsidiary was achieved are crucial. The reportable assets and the liabilities and contingent liabilities taken over are valued at their full fair values. Any remaining difference on the assets side is reported as goodwill. Any remaining difference on the liabilities side is charged to the income statement immediately. In the periods following the merger, disclosed hidden reserves and hidden charges are dealt with in the same way as the corresponding assets and liabilities, are written down or written off.

If additional shares in companies that are already included in the consolidated financial statements as subsidiaries are acquired, the difference between the purchase price and the proportional equity acquired is reported as goodwill. Goodwill is not written down on a scheduled basis but subjected to an impairment test once a year.

Associates and joint ventures accounted for using the equity method are reported at their acquisition costs and the proportional annual change in shareholders' equity. Hidden reserves acquired are reported in the balance sheet. Hidden reserves are shown at the underlying asset values. The proportional share of after-tax income from these companies is reported in the income statement as income from financial assets accounted for using the equity method.

All inter-company profits and losses, sales proceeds, expenses and revenues, as well as receivables and payables or provisions are eliminated. These principles of consolidation also apply to financial assets accounted for using the equity method. The financial statements of financial assets are prepared using uniform reporting and valuation methods. If there are any major deviations, they are adjusted accordingly.

In the event that consolidation transactions impact income, taxes are deferred in accordance with IAS 12.

2.3. CURRENCY TRANSLATION

In the separate financial statements of consolidated companies prepared in local currency, the assets and liabilities of Group companies are translated from the respective national currency into euro using the mid-rate on the balance sheet date. The income statements of foreign Group companies, whose functional currency is not the euro, are – like their respective net income for the period – translated at the average rates during the reporting period. Differences compared with the previous year's translation are shown as changes not affecting net income.

The same procedure is adopted when translating the shareholders' equity reported for foreign companies that are accounted for using the equity method.

3 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

3.1. BASIS OF PRESENTATION

All International Financial Reporting Standards (IFRS/IAS) of the International Accounting Standards Board (IASB) and interpretations of the International Financial Reporting Interpretations Committee (IFRIC) required to be used in the EU as of the balance sheet date were applied without exception in the preparation of these consolidated financial statements and the comparative information included.

IASB has issued new standards, interpretations and modifications to existing standards, the use of which has been mandatory since January 1, 2006.

The amended standards and interpretations:

- IAS 32 'Financial Instruments: Disclosure and Presentation',
- Various changes to IAS 39 'Financial Instruments: Recognition and Measurement',
- Changes to IAS 21 'Net Investment in a Foreign Operation' and
- IFRIC 4 'Determining whether an Arrangement contains a Lease',

which had to be applied for the first time in 2006 did not have any material impact on the consolidated financial statements.

The amended standards and interpretations:

- IFRS 6 'Exploration for and Evaluation of Mineral Resources',
- IAS 19 Amendment (2004) 'Actuarial Gains and Losses, Group Plans and Disclosures',
- IFRIC 5 'Rights to Interests arising from Decommissioning, Restoration and Environmental Funds',
- IFRIC 6 'Liabilities arising from participating in a Specific Market – Waste Electrical and Electronic Equipment'

are irrelevant to the Q-Cells Group.

The International Accounting Standards Board (IASB) and the International Financial Reporting Interpretations Committee (IFRIC) have adopted additional standards and interpretations, the use of which is not yet mandatory for fiscal year 2006.

In IFRS 7 'Financial Instruments: Disclosures', the disclosures on financial instruments to be included in the Notes that were previously regulated in IAS 32 and the disclosure obligations previously applicable only to banks and similar financial institutions contained in IAS 30 were combined and extended; they are to be applied in future irrespective of the industry involved. IAS1 has been expanded to include the disclosure of capital management processes with the publication of IFRS 7, application of which is mandatory for the first time for fiscal years starting on or after January 1, 2007.

IFRS 8 'Operating Segments' contains new provisions for the presentation of segment reporting. Pursuant to IFRS 8 the segment reporting is to be compiled using the 'management approach', under which the definition of the segments and the disclosures for the segments are based on the information used internally by management for the purposes of allocating resources to and assessing the performance of the company's operating segments. Application is mandatory for the first time for fiscal years starting on or after January 1, 2009.

IFRIC 9 'Reassessment of Embedded Derivatives' addresses the question of whether a contract is to be assessed as to whether it is an embedded derivative as defined in IAS 39 'Financial Instruments: Recognition and Measurement' solely at the time the contract is concluded or during its entire term. Application is mandatory for the first time for fiscal years starting on or after June 1, 2006.

IFRIC 10 'Interim Financial Reporting and Impairment' addresses the relationship between the provisions of IAS 34 on interim reporting and the regulations of IAS 36 and IAS 39 on the impairment of certain assets. Application is mandatory for the first time for fiscal years starting on or after November 1, 2006.

IFRIC 11 'IFRS 2 Group and Treasury Share Transactions' answers the question of how IFRS 2 is to be applied to share-based payment agreements, which include the entity's own equity instruments or equity instruments issued by another company within the same group. Application is mandatory for the first time for fiscal years starting on or after March 1, 2007.

Application of these standards for the first time in the fiscal years in which their application is mandatory is expected to lead to additional disclosures on financial instruments in connection with IFRS 7 and to result in a change to the presentation of the segment information with respect to IFRS 8. We do not expect any material impact on the consolidated financial statements from the other new standards and interpretations to be applied.

The following standards/interpretations will not have any impact on the significant accounting policies adopted by the Q-Cells Group.

IFRIC 7 'Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies' clarifies questions in connection with the application of IAS 29 in the event that the country whose currency is the functional currency of the company submitting the financial reports becomes a hyperinflationary country. Application is mandatory for the first time for fiscal years starting on or after March 1, 2006.

IFRIC 8 'Scope of IFRS 2' clarifies the applicability of IFRS 2 'Share-based Payment' to agreements where the reporting company makes share-based payments for apparently nil or inadequate consideration. Application is mandatory for the first time for fiscal years starting on or after March 1, 2006.

IFRIC 12 'Service Concession Arrangements' regulates the reporting of agreements whereby a government or other body concludes contracts with private companies for the supply of public services.

The fiscal year is identical with the calendar year. The consolidated balance sheet under IFRS is structured according to the maturity of individual balance sheet items. The consolidated income statement is prepared using the nature of expense method.

The consolidated financial statements are based on historical costs, with the exception of derivative financial instruments that are measured at the fair value.

Preparation of financial statements requires the exercise of discretion and that estimates and assessments be made on a regular basis by the management. Such estimates are based on past experience and other knowledge of business transactions to be accounted for. Certain facts underlying estimates and assumptions that relate to accounting assessments may develop differently in future than anticipated. Estimates and their underlying assessments are therefore regularly reviewed and assessed for potential accounting impact.

These discretionary decisions and assessments relate among other things to the accounting for and valuation of provisions for warranties and the determination of useful lives for intangible assets.

The impairment test for goodwill is also based on assumptions about the future.

All assumptions and estimates are based on the ratios and assessments on the balance sheet date. The actual amounts may differ from the estimated figures as a result of actual subsequent developments not contained in the estimates, which deviate from the assumptions. In such cases, the assumptions and, if necessary, the carrying amounts of the assets and liabilities in question are adjusted accordingly.

At the time the consolidated financial statements are being prepared, no major change in the underlying assumptions and estimates is to be assumed so that from the present viewpoint no major adjustment to the carrying amounts of the assets and liabilities reported is to be expected in fiscal 2007.

The reporting of investment grants and subsidies was amended as of December 31, 2006. Deferred investment grants and subsidies, which were previously shown in a separate item between shareholders' equity and liabilities, are now reported under non-current and current liabilities according to their maturity with respect to their being recorded in the income statement. In our opinion, this presentation provides uniform and consequently more relevant information about the maturity structure of external capital in the Q-Cells Group.

3.2. GOODWILL

Goodwill is not written down on a scheduled basis but checked for any impairment on the basis of the achievable amount of the cash generating unit to which the goodwill is assigned. The essential criterion for defining the cash generating units is the independent realization of cash flows.

As part of the impairment test, the goodwill acquired as a result of a corporate merger is allocated to the individual cash generating units in such a way as to allow them to draw the benefits from the synergies of the corporate merger.

The impairment test is to be carried out annually and also whenever there are signs that the value of the cash generating unit is impaired. If the carrying amount of the cash generating unit exceeds the amount it can realize, the goodwill allocated to this cash generating unit is to be written down by the difference.

If the impairment in the cash generating unit exceeds the carrying amount of the goodwill allocated to it, the excess impairment is to be recorded by a proportional reduction in the carrying amounts of the assets allocated to the cash generating unit.

The realizable amount of a cash generating unit is established using its fair value less sales costs. The fair value less sales costs was established using the discounted cash flow (DCF) method. These DCF calculations are based on forecasts by the management, which are also used for internal purposes. The forecast period amounts to 2 to 5 years. Cash flow beyond this is calculated using constant growth rates.

The major assumptions on which the calculation of the fair value less sales costs is based include assumptions regarding efficiency ratings, price changes and the discount rate.

3.3. INTANGIBLE ASSETS

Intangible assets acquired for a consideration are reported at acquisition cost plus ancillary acquisition costs.

Internally generated intangible assets are capitalized at production costs, if future benefits are expected to accrue to the Company as a result, if they can be proven to be technologically feasible and if they can be measured reliably. They are amortized according to the straight-line method over their estimated useful life. During ongoing project and milestone analyses, capitalization of development costs is reviewed for current development projects. If the conditions for capitalization are not met, expenses are recorded against income in the year they are incurred.

Technologies, whether purchased or produced in-house, are currently amortized on a straight-line basis over five years in accordance with their estimated useful life.

The scheduled amortization of intangible assets in the form of technologies, whether purchased or produced in-house, starts as soon as they are used in the production for whose purpose they were acquired or manufactured. The useful lives are stipulated on the basis of the estimated wastage of the technologies resulting from further technical progress.

Software is amortized on a straight-line basis over a period of three years.

Intangible assets are tested for impairment if facts or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the case of intangible assets that have an unspecific useful life or are not yet ready for use, an impairment test is to be carried out annually. In the event that the carrying amount of an asset exceeds the recoverable amount, an impairment loss is charged against income.

3.4. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost from which scheduled depreciation has been deducted. Interest on debt is not capitalized.

Assets of property, plant and equipment are depreciated according to their useful economic life using the straight-line method of depreciation.

The depreciation period is as follows for the assets below:

DEPRECIATION PERIOD FOR PROPERTY, PLANT AND EQUIPMENT

Buildings	19 to 33 years
Technical equipment and machinery	5 to 6.67 years
Other equipment, plant and office equipment	3 to 14 years

Property, plant and equipment are tested for total impairment, if facts or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that the carrying amount of an asset exceeds the recoverable amount, an impairment loss is charged against income.

Leased property, plant and equipment (finance lease)

Q-Cells AG entered into a lease agreement for a production line during 2004. The lease agreement has a basic lease term of 60 months without an extension or purchase option.

The lease object was capitalized at the beginning of this term at the present value of the minimum lease payments. A liability was recorded in an equivalent amount. The leased assets are subject to scheduled straight-line depreciation over the basic lease period. Lease installments are divided into interest and principal payments. In order to calculate the interest portion, a constant interest rate is applied to the remaining liability.

3.5. FINANCIAL ASSETS AND FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

Financial assets are valued at the acquisition cost. The fair value at the balance sheet date did not result in a different valuation.

Shares in joint ventures and associated companies are accounted for using the equity method.

3.6. OTHER NON-CURRENT ASSETS

Other non-current assets of the Company are measured at amortized cost. Receivables accruing market interest rates are recorded at nominal value. In addition to non-current receivables under loans, non-current portions of payments made for inventory assets are also shown under other non-current assets.

3.7. INVENTORIES

Inventories include the raw materials, consumables and supplies, finished and unfinished goods as well as advance payments made.

Raw materials and consumables are in principle measured at cost.

Finished and unfinished goods are measured at cost of manufacture, advance payments recorded at their nominal value.

Costs of manufacture include unit material and production costs, as well as material and production overheads and production-related wear and tear on assets. Administrative costs are reflected, provided they can be allocated to production.

In the case of impairment of inventories, an impairment loss is recognized and the item reduced to the lower net realizable value.

3.8. TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES AND ASSETS

Receivables and other assets are measured at nominal value.

Prompt and capable financial control in conjunction with a customer evaluation system decreases the probability of defaults.

3.9 MARKET VALUES FROM DERIVATIVE FINANCIAL INSTRUMENTS

Q-Cells AG has identified embedded derivatives as part of its long-term sale and purchase contracts in USD. The derivative components, which are not embedded in a derivative host contract, are recognized separately and measured at their fair value in accordance with IAS 39, if they fulfill the preconditions for a derivative and their economic features and risks are not clearly and closely associated with the host contract.

Derivatives with a positive fair value are shown on the assets side of the balance sheet as non-current under market values from embedded derivative financial instruments and derivatives with a negative fair value are shown on the liabilities side of the balance sheet under market values from embedded derivative financial instruments.

Changes in the fair value of these hedging instruments, which, although they constitute a hedging transaction from risk viewpoints, do not qualify for hedge accounting according to the criteria of IAS 'Financial Instruments: Recognition and Measurement' are recorded separately and taken to income under financial income.

3.10. TIME DEPOSITS

Time deposits are not available immediately and are held to maturity. The deposits have an original term of more than three months. Time deposits are carried at cost. Because of their term, the carrying values correspond to the fair values.

3.11. CASH AND CASH EQUIVALENTS

Cash and credit balances at banks with an original term of less than three months are included under cash and cash equivalents.

Cash and balances at banks are measured at nominal value on the balance sheet date.

3.12. STOCK OPTION PROGRAMS

The **Stock Option Program 2003** (ESOP I) allows the acquisition of the Company's shares under certain conditions by those employees entitled. The opportunity to acquire subscription rights under an employee stock option plan was resolved by the Annual Shareholders' Meeting on December 29, 2003 (resolution on the issue of up to 8,900 subscription rights). At the balance sheet date, 4,600 employee options were outstanding entitling their holders to the purchase of a total of 2,539,200 shares.

The **Stock Option Program 2005** (ESOP II, IIa, IIb) allows the acquisition of the Company's shares under certain conditions by those employees entitled. The Stock Option Program 2005 was resolved by the ordinary Annual Shareholders Meeting of Q-Cells AG on August 16, 2005. Options have been issued in three tranches (ESOP II, ESOP IIa and ESOP IIb) under the Stock Option Program 2005 up to the balance sheet date.

Having taken account of changes in the option register and the after the share split, the following options were outstanding at the balance sheet date:

	Number of shares carrying subscription rights	Number of options carrying subscription rights
ESOP II	2,322,276	2,322,276
ESOP IIa	81,240	81,240
ESOP IIb	42,622	42,622

Accounting is undertaken according to IFRS 2 at fair value of the options issued at the time they were granted and is recorded under personnel expenses with a corresponding increase in shareholders' equity (capital reserves). The personnel expense is distributed over the option's holding period. Changes in estimates with regard to achieving the conditions at which options can be exercised are recorded in the period in which such estimate changes arise. This does not apply for market conditions, which are only estimated once when the valuation is undertaken when the options are granted.

Please refer to section 4.12 for additional details.

3.13. PROFIT PARTICIPATION RIGHTS CAPITAL

Profit participation rights capital is recorded at acquisition cost equivalent to the fair value of the consideration received. Transaction costs are taken into account. Subsequently, profit participation rights capital is measured at amortized cost using the effective interest rate method.

3.14. INVESTMENT GRANTS AND SUBSIDIES

Investment grants and subsidies are recorded as liabilities and taken to income over the useful life of the related assets. Investment grants and subsidies are accounted for at the time the Company receives the funds or when there is an adequate level of certainty regarding receipt of the funds.

3.15. DEFERRED TAXES

Deferred taxes are calculated using the liability method. Deferred tax assets and liabilities are shown as a net amount if the right to offset actual receivables and payables from income tax exists and if deferred tax claims and deferred tax assets relate to income taxes that have been levied by the same tax authorities and are owed by Group companies. The amount of deferred taxes is calculated on the basis of the tax rates that are expected in the individual countries at the time they are realized. In so doing, account is taken of the fiscal provisions in force or adopted at the balance sheet date. Domestic deferred taxes are calculated at a rate of 33.07 %, since only domestic companies based in the municipality of Thalheim with a trade tax levy rate of 200 % are included.

3.16. OTHER PROVISIONS

Provisions are calculated in such a way that they take sufficient account of discernible obligations and risks.

All non-current provisions are reported at the discounted amount expected to be paid at the balance sheet date.

In the case of guarantee provisions, account is taken of changes to the estimates of possible claims during the guarantee period based on anticipated risks.

Provisions are calculated on the basis of the best possible estimate of the total of all liabilities related to past business transactions or past events, the amount and timing of which is uncertain.

3.17. MISCELLANEOUS LIABILITIES

Miscellaneous non-current liabilities include other non-current liabilities as well as non-current financial liabilities and are recorded at amortized cost or present value (liabilities related to finance leases).

Current liabilities include current financial liabilities, trade payables, tax liabilities as well as other current liabilities and are recorded at nominal value.

Liabilities from finance leases are reported under other current or non-current liabilities depending on their maturity.

3.18. INCOME AND EXPENSE RECOGNITION

Sales revenues and other operating income are recognized upon delivery or rendering of the service, i.e. with the transfer of risk to the customer.

Operating expenses are recorded against income when the delivery is made or service is rendered or at the time they are incurred.

Interest income is recorded pro rata temporis; interest expense may be recorded using the effective interest rate method or pro rata temporis depending on the contractual terms of the liability.

Provisions for guarantees are created at the time that the corresponding sales revenues are recognized.

3.19. DERIVATIVE FINANCIAL INSTRUMENTS

Within the Group, derivative financial instruments are used solely for hedging transactions in order to control risk inherent in exchange rate fluctuations. These derivative financial instruments are not used for speculation. Hedge accounting is not being applied at this time.

Please refer to section 7.2 for further details.

4. NOTES TO INDIVIDUAL BALANCE SHEET ITEMS

Non-current assets

4.1. GOODWILL

In the fiscal year goodwill increased as a result of the acquisition of VHF in two tranches totaling € 446.8 thousand (see section 2.1). No further changes took place in the fiscal year.

4.2. INTANGIBLE ASSETS

As of December 31, 2006, intangible assets totaling € 27,381.8 thousand (December 31, 2005: € 3,712.4 thousand) were reported. Intangible assets have increased in particular as a result of the technology acquired through the acquisition of shares in VHF (€ 18,128.9 thousand) and through the acquisition for payment and the implementation of the software mySAP ERP and CRM (€ 2,239.9 thousand).

The VHF technology will be amortized when the factory is commissioned.

Changes in intangible assets are shown in the table on the right side:

In fiscal 2006 development costs for internally generated intangible assets in the amount of € 2,733.0 thousand (December 31, 2005: € 1,390.8 thousand) were capitalized. Non-capitalizable research and development costs totaling € 4,875.5 thousand (previous year: € 2,141.7 thousand) were posted as expenses.

4.3. PROPERTY, PLANT AND EQUIPMENT

Changes in property, plant and equipment are shown in the table on the right side:

Significant additions in the area of technical equipment and machinery are related to further equipping of production line IV.

The estimates of the useful lives of technical equipment and machinery were amended in the course of the modification – for technical reasons – of production line I. The reduction in the useful lives resulted in increased depreciation of € 1,129.1 thousand in the first half of 2006 (of this figure € 787.6 thousand is attributable to the second quarter of 2006). The technical equipment and machinery in question were written off in full by the end of the second quarter of 2006. The corresponding investment subsidies and grants were charged to the income statement at € 505.0 thousand.

Some items of property, plant and equipment constitute collateral for bank loans. Please refer to section 4.14 in this regard.

CHANGES IN THE GROUP'S INTANGIBLE ASSETS	Cost of Acquisition or Manufacture		
	As of 01/01 € '000	Additions from changes in the scope of consolidation € '000	Foreign exchange-adjustment € '000
2005			
Industrial property rights and similar rights and values	875.1	0.0	0.0
Development costs	366.2	0.0	0.0
	1,241.3	**0.0**	**0.0**
2006			
Industrial property rights and similar rights and values	3,046.4	18,128.9	−531.4
Development costs	1,480.7	0.0	0.0
	4,527.1	**18,128.9**	**−531.4**

CHANGES IN GROUP PROPERTY, PLANT AND EQUIPMENT	Cost of Acquisition or Manufacture		
	As of 01/01 € '000	Additions from changes in the scope of consolidation € '000	Foreign exchange-adjustment € '000
2005			
Land and buildings	8,273.7	0.0	0.0
Technical equipment and machinery	46,240.3	0.0	0.0
Other equipment, plant and office equipment	2,297.1	0.0	0.0
Prepayments made and plant under construction	19,298.5	0.0	0.0
	76,109.6	**0.0**	**0.0**
2006			
Land and buildings	17,944.4	105.0	−3.1
Technical equipment and machinery	82,661.9	565.5	−16.6
Other equipment, plant and office equipment	7,177.9	38.5	−1.1
Prepayments made and plant under construction	12,222.1	0.0	0.0
	120,006.3	**709.0**	**−20.8**

Additions	Disposals	Transfers	As of 12/31	As of 01/01	Depreciation Additions	As of 12/31	Carrying Values As of 01/01	As of 12/31
€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000
2,170.9	0.0	0.4	3,046.4	628.1	142.2	770.3	247.0	2,276.1
1,390.8	276.2	0.0	1,480.7	4.5	39.9	44.4	361.7	1,436.3
3,561.7	**276.2**	**0.4**	**4,527.1**	**632.6**	**182.1**	**814.7**	**608.7**	**3,712.4**
3,633.7	0.0	30.6	24,308.2	770.3	265.2	1,035.5	2,276.1	23,272.7
2,733.0	5.4	0.0	4,208.3	44.4	54.8	99.2	1,436.3	4,109.1
6,366.7	**5.4**	**30.6**	**28,516.5**	**814.7**	**320.0**	**1,134.7**	**3,712.4**	**27,381.8**

Additions	Disposals	Transfers	As of 12/31	Depreciation As of 12/31	Additions	Disposals	Foreign exchange-adjustment	As of 12/31	Carrying Values As of 01/01	As of 12/31
€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000	€ '000
1,544.0	2.4	8,129.1	17,944.4	438.3	406.2	0.3	0.0	844.2	7,835.4	17,100.2
1,925.4	965.2	35,461.4	82,661.9	8,577.9	9,930.5	438.2	0.0	18,070.2	37,662.4	64,591.7
1,582.1	13.6	3,312.3	7,177.9	668.6	783.5	2.0	0.0	1,450.1	1,628.5	5,727.8
39,826.8	0.0	-46,903.2	12,222.1	0.0	0.0	0.0	0.0	0.0	19,298.5	12,222.1
44,878.3	**981.2**	**-0.4**	**120,006.3**	**9,684.8**	**11,120.2**	**440.5**	**0.0**	**20,364.5**	**66,424.8**	**99,641.8**
5,236.6	29.9	2,359.0	25,612.0	844.2	658.0	6.6	-0.6	1,495.0	17,100.2	24,117.0
3,164.7	3,603.3	22,948.7	105,720.9	18,070.2	15,475.1	3,585.1	-2.5	29,957.7	64,591.7	75,763.2
2,488.4	38.4	25.0	9,690.3	1,450.1	1,368.0	4.1	-0.7	2,813.3	5,727.8	6,877.0
50,884.1	353.2	-25,363.3	37,389.7	0.0	0.0	0.0	0.0	0.0	12,222.1	37,389.7
51,773.8	**4,024.8**	**-30.6**	**178,412.9**	**20,364.5**	**17,501.1**	**3,595.8**	**-3.8**	**34,266.0**	**99,641.8**	**144,146.9**

Leased property, plant and equipment (finance lease)

Q-Cells AG entered into a lease agreement for a solar cell production line in fiscal 2004. The lease agreement began in December 2004 and the term amounts to 60 months. 60 lease installments were agreed. If account is taken of a special payment of 20% (€ 1,487.5 thousand) and investment subsidies received by the lessor, the lease installments amount to € 106.8 thousand per month.

Acquisition costs of those assets utilized under the finance lease since December 2004 amounted to € 7,250.3 thousand; the carrying value as of December 31, 2006 was € 4,192.7 thousand (December 31, 2005: € 5,642.8 thousand).

In fiscal 2006, lease installments of € 1,281.5 thousand (previous year: € 1,327.4 thousand) were paid, including an interest portion of € 190.8 thousand (previous year: € 244.7 thousand).

The table below provides an overview of liabilities arising from the finance lease broken down into current and non-current portions as of December 31, 2006:

LIABILITIES FROM FINANCE LEASE	12/31/2006		
	Total minimum lease payments € '000	Interest expense € '000	Present value of lease payments € '000
Less than a year	1,142.6	138.9	1,003.7
Between one and five years	2,359.3	112.1	2,247.2
Total	3,501.9	251.0	3,250.9

Q-Cells AG as lessee is obligated under the contract to insure the lease object against risks and to cede the related insurance claims to the lessor. Moreover, Q-Cells AG bears the risk of loss and total or partial damage of the object and is thus required to safeguard the object from third-party access.

4.4. FINANCIAL ASSETS

ChemiePark-Institut GmbH (CPI), Bitterfeld, in which Q-Cells AG holds 6.1% of the shares, is a company that was established to perform advance industrial research and to market the results. Q-Cells has the possibility to issue research and development assignments to this company. The carrying value of the investment amounted to € 3.1 thousand as of December 31, 2006 (December 31, 2005: € 3.1 thousand).

4.5. COMPANIES ACCOUNTED FOR USING THE EQUITY METHOD

The Company has the following shares in joint ventures and associated companies:

	12/31/2006		12/31/2005	
	Share of the capital		Share of the capital	
	€ '000	%	€ '000	%
Associated companies				
CSG Solar AG, Thalheim	6,235.7	21.71	6,993.8	23.03
The Solaria Corporation, Fremont/California/USA	2,950.8	12.39	–	–
EverQ GmbH, Thalheim	0.0	33.33*	5,485.9*	21.00*
	9,186.5		12,480.7	
Joint ventures				
EverQ GmbH, Thalheim	28,990.2	33.33*	0.0*	21.00*
	38,176.7		12,480.7	

* Following conclusion of the agreements reached in the Master Joint Venture Agreement dated September 29, 2006 and the increase in Q-Cells AG's share in EverQ GmbH by 12.33% to 33.33% EverQ GmbH is reported as a joint venture as of December 31, 2006.

Associated companies

CSG Solar AG, Thalheim, was founded in May 2004. The company produced photovoltaic modules based on thin-film technology in a newly built factory in Thalheim. This technology combines the advantages of proven silicon technology with the benefits of thin-film. The technology uses less than 1 % of the silicon in traditional modules per Wp.

The share capital of CSG Solar GmbH, Thalheim was increased on the basis of the resolution by the Annual Shareholders' Meeting of CSG Solar AG on October 10, 2005, recorded in the commercial register of the Stendal district court on January 31, 2006, by issuing up to 77,359 new registered shares with restricted transferability at an issue price of EUR 1.00 per share in 2006. The new shares are entitled to profit sharing from January 1, 2006.

CSG Solar AG, Thalheim, made use of its option in September 2006 and requested payment of € 2,200.0 thousand into the company's equity in return for issuing 20,755 shares with a nominal value of € 20.8 thousand.

Against this background Q-Cells AG took over 13,470 shares in CSG Solar AG at a total issue price of € 13.5 thousand on November 1, 2006. Q-Cells AG also paid an amount of € 1,414.3 thousand into the capital reserve of CSG Solar AG. This capital increase is based on an agreement between CSG Solar AG's shareholders (subscription agreement), which was signed in October/November 2006.

In December 2006 a silent partners' interest by an investor in CSG Solar AG was converted into 9,434 shares.

Q-Cells AG's share in the CSG Solar AG's equity has fallen from 23.03 % to 21.71 % in the year under review.

In September 2006 Q-Cells AG acquired 12.39 % of the shares in **The Solaria Corporation,** Fremont, California/USA (Solaria). The company has developed a new, low concentration photovoltaic technology based on standard silicon solar cells, which thanks to the concentration of sunlight shows considerable potential for reducing the costs of module production, since it increases the number of modules that can be produced with a specific quantity of silicon.

As of December 31, 2006, the share in The Solaria Corporation, Fremont, California/USA (Solaria), amounts to 12.39 %. Solaria was accounted for in the consolidated financial statements as an associated company using the equity method in accordance with IAS 28 with effect from September 1, 2006 (acquisition date), since the shareholder structure and the presence on the Supervisory Board allows material influence to be exercised.

The agreed total consideration of € 3,118.4 thousand was paid to Solaria in cash as part of a capital increase.

A summary of the proportional share of the assets, liabilities, revenues and losses for the period from associated companies is presented below:

	2006 € '000	2005 € '000
Non-current assets	12,140.9	9,606.3
Current assets	3,248.4	3,119.3
Shareholders' equity	7,601.6	6,367.0
Borrowings	7,787.7	6,358.6
Sales revenues	28.2	25.7
Net loss for the year	2,461.1	880.7

Joint ventures

At the beginning of 2005, Q-Cells AG established **EverQ GmbH**, Thalheim, together with the US company Evergreen Solar, Inc., Marlboro/USA (Evergreen). The aim of the joint venture is the manufacture and marketing of wafers, cells and modules based on string-ribbon technology.

EverQ GmbH's shareholders, namely Evergreen Solar Inc., Marlboro/USA, Renewable Energy Corporation ASA, Høvik/Norway, and Q-Cells AG signed a master joint venture agreement on September 29, 2006, under which EverQ GmbH will increase its capital, whereupon Q-Cells AG's nominal stake in EverQ GmbH of € 52.5 thousand will increase by € 107.5 thousand to € 160.0 thousand or to 33.33%. Q-Cells AG's acquisition costs amounted to € 14,070.0 thousand of which € 4,070.0 thousand was paid in cash in 2006. This resulted in a difference on the liabilities side of € 9,378.7 thousand, which is to be recognized in the income statement in accordance with IFRS and constitutes a one-off income contribution. The transaction was recorded in the commercial register on December 19, 2006.

At the balance sheet date Q-Cells AG has extended shareholder's loans totaling EUR 22.6 million to EverQ GmbH. Loans amounting to EUR 13.8 million carry an interest rate of 3 months EURIBOR +2.75% and loans amounting to EUR 8.8 million carry an interest rate of up to 5.75% p. a. The loan conditions were amended with the shareholder's loan agreement dated January 30, 2007. The loan agreement now runs until December 31, 2009 and is for a total of EUR 30.0 million. As of January 31, 2007, Q-Cells AG lent EverQ GmbH an additional amount of EUR 7.4 million. Interest is charged on the loan at 5.43% p.a. from February 1, 2007.

In connection with the loan to EverQ GmbH, a pre-emptive tender rights contract was entered into between Q-Cells AG, EverQ GmbH and the lending bank, according to which Q-Cells AG grants EverQ GmbH an irrevocable pre-emptive tender right with respect to all its movable assets and all rights derived from all advance payments on movable assets. EverQ may accept this offer at any time without advance notice by submitting a declaration in writing. The purchase price for the object purchased will be the equivalent of its carrying value at the time the declaration is accepted.

Regardless of the above, the carrying value of the purchase object will be at least as high as the total liability under the pre-emptive tender right on the part of EverQ GmbH as indicated in the bank loan agreement (EUR 5.0 million).

In connection with granting the loan to EverQ GmbH the requirement for Q-Cells AG and Evergreen to provide additional equity or additional, interest-free subordinate loans, in the event that capital expenditures exceed the level indicated in the loan agreement or in the event that public financial assistance is not granted in the amount specified or is recalled by the Federal government, the State or the EU, continues to apply.

A summary of the proportional share of the assets, liabilities, revenues and losses for the period from joint ventures is presented below:

	2006 € '000	2005 € '000
Non-current assets	35,034.3	8,889.2
Current assets	31,604.6	3,647.0
Shareholders' equity	22,473.8	5,480.7
Non-current borrowings	4,851.9	1,260.0
Current borrowings	39,313.2	5,795.6
Income	11,696.5	89.5
Expenses	11,641.9	904.8
Net profit/loss for the year	54.6	-815.3

4.6. OTHER NON-CURRENT ASSETS

In essence, other non-current assets are made up as follows:

	12/31/2006 € '000	12/31/2005 € '000
Non-current portion of advance payments made on future raw material supplies	43,922.3	9,662.9
Loans extended to EverQ GmbH	22,575.0	0.0
Loan to Solarsquare AG, Lucerne/Switzerland	0.0	1,004.0
Miscellaneous other non-current assets	19.6	0.0
	66,516.9	10,666.9

See section 4.5 for further details of the loans extended to EverQ GmbH.

Current assets

4.7. INVENTORIES

	12/31/2006 € '000	12/31/2005 € '000
Raw materials, consumables and supplies	36,560.7	27,673.9
Finished and unfinished goods	36,635.2	17,917.6
Advance payments made	5,532.3	4,297.4
	78,728.2	49.888.9

4.8. TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable are due within one year.

Trade accounts receivable were significantly higher in 2006 due to the rise in sales volumes at € 83,538.8 thousand (December 31, 2005: € 33,802.5 thousand).

Receivables in foreign currency are translated at the rate applicable when the transaction took place and subsequently valued at the rate applicable on the balance sheet date. As of December 31, 2006, foreign currency receivables amounted to € 8,889.7 thousand (December 31, 2005: € 1,045.4 thousand).

4.9. TIME DEPOSITS

The time deposits of € 10,060.0 thousand (December 31, 2005: € 32,500.0 thousand) maturing on January 19, 2007 carry a fixed interest rate of 3.32 % p. a. and have an original term of more than three months.

4.10. OTHER RECEIVABLES AND ASSETS

Other receivables and assets are all due within one year.

	12/31/2006 € '000	12/31/2005 € '000
Receivables from the tax authorities for investment subsidies	6,770.2	5,336.9
Receivables from the tax authorities for the reimbursement of sales tax	2,552.2	0.0
Receivables from companies, in which a participating interest is held	2,252.9	442.3
Receivables from loans	1,383.4	3,922.6
Receivables from complaints	725.4	424.9
Reimbursement of petroleum taxes	373.9	0.0
Interest claims	269.2	311.1
Receivables from shareholders from one-time invoicing of costs	0.0	784.7
Other assets	1,609.5	1,497.2
	15,936.7	12,719.7

4.11. CASH AND CASH EQUIVALENTS

Cash and balances in banks amounting to € 147,349.6 thousand (December 31, 2005: cash and balances in banks € 65,630.7 thousand as well as securities of € 135,017.2 thousand), which have an original term of less than three months, are reflected in this item.

4.12. SHAREHOLDERS' EQUITY

Please refer to the Group statement of changes in equity for details of the change in Q-Cells AG's group shareholders' equity during fiscal 2006.

The equity ratio based on reported equity of € 439,970.9 thousand is 69.3 % as of the balance sheet date (December 31, 2005: € 321,261.9 thousand or 70.4 %).

Capital

Subscribed capital amounted to € 74,729.7 thousand as of the balance sheet date (December 31, 2005: € 36,913.6 thousand) and is divided into 74,729,728 registered shares at no par value (December 31, 2005: 36,913,604 shares). Ownership of the shares entails voting rights at the Annual Shareholders' Meeting as well as an entitlement to profits in the event of dividend payments.

On July 3, 2006, a total of 309,672 preference shares were issued from conditional capital I under the Stock Option Program 2003. As a result of the issue of the new preference shares, the Company's share capital amounted to € 37,223.3 thousand.

Furthermore, the Annual Shareholders' Meeting on September 29, 2006 resolved to increase the subscribed capital from reserves. Accordingly, the Company's subscribed capital was increased by € 37,223.3 thousand from € 37,223.3 thousand to € 74,446.6 thousand by converting other revenue reserves. The capital increase was effected by issuing 37,223,276 new, registered shares with no par value; these were issued to the Company's shareholders in a ratio of one new share for each old share. The capital increase was recorded in the commercial register on July 25, 2006.

A further 283,176 preference shares were issued from conditional capital I under the Stock Option Program 2003 on two dates during the period August 2006 to December 2006. Following the issue of the preference shares, conditional capital I still stands at € 2,539.2 thousand. The transactions were recorded in the commercial register on February 2, 2007.

The no-par bearer shares in circulation developed as follows during the year under review:

	Number of shares
January 1, 2006	36,913,604
Capital increase from conditional capital I	309,672
Capital increase from reserves	37,223,276
Capital increase from conditional capital I	283,176
December 31, 2006	**74,729,728**

Authorized capital

During the Annual Shareholders' Meeting of June 29, 2006, existing authorized capital was cancelled based on the resolution by the Annual Shareholders' Meeting of August 16, 2005, and new authorized capital was resolved as described below: the Executive Board is authorized, with the consent of the Supervisory Board, to raise the Company's share capital in one or more instances prior to May 31, 2011, by up to € 36,913.6 thousand against cash or non-cash contributions by issuing 36,913,604 new shares. The Executive Board is at the same time authorized, with the consent of the Supervisory Board, to decide on the exclusion of shareholders' subscription rights, to determine an approach to profit-sharing that differs from the law and to stipulate additional details for each capital increase and the conditions for the share issue (authorized capital 2006/1). This was recorded in the commercial register on July 25, 2006.

Conditional capital I/stock option program 2003

On December 29, 2003, the Annual Shareholders' Meeting resolved to issue up to 8,900 stock options (ESOP I) to current and future members of the Executive Board and employees of the Company, in order to enable them to acquire the Company's shares under certain conditions at a basis price established in advance. Alternately, those entitled to acquire the shares may also be granted a cash settlement, although the Company's Executive Board does not anticipate payment of a cash settlement. Of those stock options issued 25.0% vest after a period of two years after issue, another 25.0% after three years and the remaining 50.0% after four years. During the time periods described, the Company is authorized to cancel the stock options with immediate effect if an individual entitled to stock options resigns his or her employment with, or is terminated by, the Company.

For the purpose of fulfilling subscription rights, the Annual Shareholders' Meeting of August 23, 2004, resolved a conditional capital increase of the Company's shareholders' equity, which because of the capital increases from reserves in 2004, 2005 and 2006 has increased in the same ratio as the share capital in accordance with section 218 AktG.

During fiscal 2004 a total of 6,424 stock options were issued, of which the Executive Board received 1,336 stock options. The Annual Shareholders' Meeting of August 16, 2005 resolved that no additional subscription rights would be granted under the stock option program 2003. The amount of conditional capital I was limited to the number of shares that could be acquired based on the options previously issued.

Following the issue of preference shares in 2006, conditional capital I amounted to € 2,539.2 thousand on the balance sheet date.

Those entitled to acquire shares could exercise their subscription rights once

1. At least two years had passed since their issue,
2. Q-Cells shares were being traded on a stock exchange,
3. The lock-up period agreed for the Q-Cells IPO had expired,
4. The stock exchange price within the past five consecutive days on the stock exchange prior to exercising subscription rights has been at least 33% over the exercise price at the time of issue,
5. The vesting period had expired.

Due to capital increases from reserves in fiscal 2004 (at a ratio of 91 new shares to each old share), in fiscal 2005 (at a ratio of 2 new shares for each old share) and in fiscal 2006 (at a ratio of one new share for each old share) the number of shares that can be acquired based on a stock option has risen in the same proportion, while the exercise price has decreased correspondingly.

The table below shares the change in the levels of stock options and issue prices:

STOCK OPTION PROGRAM 2003 (ESOP I)

	12/31/2006			12/31/2005		
	Weighted average exercise price per share €	Number of options No.	Number of shares eligible for subscription No.	Weighted average exercise price per share €	Number of options No.	Number of shares eligible for subscription No.
Options outstanding at the beginning of the period under review	1.37	6,235*	3,441,720	1.37	6,335*	3,496,920
Options granted in the period under review	0.00	0	0	0.00	0	0
Options forfeited in the period under review	0.00	0	0	1.36	100	55,200
Options exercised in the period under review	1.37	1,635*	902,520	0.00	0	0
Options outstanding at the end of the period under review	1.37	4,600*	2,539,200	1.37	6,235*	3,441,720
Options exercisable at the end of the period under review	0.00	0	0	0.00	0	0

* Due to capital increases from reserves the number of shares that can be acquired based on stock options has risen to 552, while the exercise price has decreased correspondingly.

Total expenses for the stock option program 2003 recorded in the period under review amount to € 298.8 thousand (December 31, 2005: € 405.3 thousand).

Conditional capital II/stock option program 2005 (ESOP II, IIa, IIb)
At the ordinary Annual Shareholders' Meeting on August 16, 2005, a resolution was passed to issue up to 434,948 options to current and future members of the Executive Board and current and future members of the second tier of management and other employees of Q-Cells AG. The stock option program 2005 permits entitled employees to acquire Q-Cells AG shares, subject to certain preconditions, at an established exercise price under defined conditions. Alternately, those entitled to acquire the shares may also be granted a cash settlement at the discretion of the Executive Board, although the Company's Executive Board does not anticipate payment of a cash settlement.

For the purposes of fulfilling subscription rights the Annual Shareholders' Meeting of August 16, 2005 resolved a conditional capital increase of the Company's shareholders' equity, which because of the capital increases from reserves in 2004, 2005 and 2006 has increased in the same proportion as share capital in accordance with section 218 AktG. At the balance sheet date, conditional capital II amounted to € 2,609.7 thousand.

As a result of the capital increase from reserves in fiscal 2005 the number of shares to be acquired has risen proportionately. The capital increase from reserves has no impact on the exercise price since the options were not issued until after the capital increase became effective. As a result of the capital increase from reserves in fiscal 2006 the number of shares to be acquired again increased proportionately, while the exercise price decreased correspondingly. Therefore, as a result of the capital increases from reserves in fiscal 2005 and 2006 a total of 2,609,688 shares were available for acquisition. For reasons of simplification, the options register was amended to the effect that the right to acquire one share is described as an option (1 option = 1 share).

Stock option program 2005 (ESOP II)
The first tranche of stock option program 2005 (ESOP II) (issue on 25.08.2005) allows entitled staff to acquire the Company's shares, subject to certain preconditions, at an established strike price on defined terms, which include restrictions on disposal.

Of the stock options issued, 33.33% vest after a period of one year from issue, another 33.33% after two years and the remaining 33.33% after three years. During the time periods described, the stock options will lapse if an individual entitled to stock options resigns his or employment with, or is terminated by, the Company.

Those entitled to acquire shares could exercise their subscription rights once

1. At least two years had passed since their issue,
2. Q-Cells shares were being traded on a stock exchange,
3. The lock-up period agreed for the Q-Cells IPO had expired,
4. The stock exchange price within the past five consecutive days on the stock exchange prior to exercising the option was above the exercise price at the time of issue,
5. If the development of the stock exchange price of the Q-Cells AG share (as measured by the average price of the Q-Cells AG share over the five consecutive days prior to exercising the option) exceeds the development of the index, which includes the Q-Cells AG share, cumulatively since issue by at least 10% per year. If Q-Cells AG is not included in any index, the TecDAX or a comparable successor index may be used, as should if necessary be specified by the Supervisory Board,
6. If the vesting period has expired.

The table below shows the change in the levels of stock options and the issue prices for the first tranche (ESOP II):

STOCK OPTION PROGRAM 2005 (ESOP II)	12/31/2006			12/31/2005		
	Weighted average exercise price per share	Number of options	Number of shares eligible for subscription	Weighted average price per share	Number of options	Number of shares eligible for subscription
	€	No.	No.	€	No.	No.
Options outstanding at the beginning of the period under review	2.63	2,387,028	2,387,028	0.00	0	0
Options granted during the period under review	0.00	0	0	2.63	801,224	2,403,672
Options forfeited in the period under review	2.63	64,752	64,752	2.63	5,548	16,644
Options exercised in the period under review	0.00	0	0	0.00	0	0
Options outstanding at the end of the period under review	2.63	2,322,276	2,322,276	2.63	795,676	2,387,028
Options exercisable at the end of the period under review	0.00	0	0	0.00	0	0

Total expenses recorded in the period under review for the stock option program 2005 (ESOP II) amounted to € 5,088.2 thousand (previous year: € 2,072.7 thousand).

Stock option program 2005 (ESOP IIa)

The second tranche of the stock option program 2005 (ESOP IIa) allows entitled employees, subject to certain preconditions, to acquire the Company's shares at an established strike price on defined terms, which include restrictions on disposal. The issue of stock options as part of the second tranche of stock option program 2005 is subject, in principle, to the same option conditions as the issue of options under the first tranche in summer 2005. However, there are differences with regard to the employment period and the term of the options.

Pursuant to the resolution by the Executive Board and the Supervisory Board of January 19, 2006 and taking the capital increase from reserves in fiscal 2006 in a ratio of one new share for each old share into account, a total of 86,440 options were issued to current members of the Executive Board and current members of second tier management and other employees of Q-Cells AG.

The exercise price of the options equals the share price on the date of issue and stands at EUR 34.11. Exercise of the options is tied to specific conditions. The employment period within which all the conditions set for exercising the option must be fulfilled is staged and amounts to two years in total.

The fair value is determined on the basis of the Monte Carlo simulation.

The following model parameters and premises were used to calculate the option price:

1. The exercise price per share amounts to EUR 34.11.
2. The expected average term of the option is three years.
3. The market price of the underlying share at the time of issue is EUR 34.11.
4. The expected volatility in the share price is 0.6. The volatility was established on the basis of past volatility of the peer group over the past two years.
5. A dividend yield of 1.0% is anticipated from 2006 for the purposes of the option price model.
6. The risk-free interest rate for the term of the option is 2.42%.

The table below shows the change in the level of stock options and the issue prices of the second tranche (ESOP IIa):

STOCK OPTION PROGRAM 2005 (ESOP IIa)	12/31/2006			12/31/2005		
	Weighted average exercise price per share €	Number of options No.	Number of shares eligible for subscription No.	Weighted average exercise price per share €	Number of options No.	Number of shares eligible for subscription No.
Options outstanding at the beginning of the period	0.00	0	0	0.00	0	0
Options granted in the period under review	34.11	86,440	86,440	0.00	0	0
Options forfeited during the period under review	34.11	5,200	5,200	0.00	0	0
Options outstanding at the end of the period under review	34.11	81,240	81,240	0.00	0	0
Options exercisable at the end of the period under review	0.00	0	0	0.00	0	0

A fair value for the option of EUR 13.25 was calculated based on the assumptions above.

Total expenses recorded in the period under review for the stock option program 2005 (ESOP IIa) amount to € 673.7 thousand.

STOCK OPTION PROGRAM 2005 (ESOP IIb)

The third tranche of the stock option program 2005 (ESOP IIb) allows entitled employees, subject to certain preconditions, to acquire the Company's shares at an established strike price on defined terms, which include restrictions on disposal. The issue of stock options as part of the third tranche of stock option program 2005 is subject, in principle, to the same option conditions as the issue of options under the first tranche in August 2005 and the second tranche in January 2006. However, there are differences with regard to the employment period and the term of the options.

Pursuant to the resolution by the Executive Board and the Supervisory Board of July 1, 2006 and taking the capital increase from reserves in fiscal 2006 into account, a total of 44,650 options were issued to current members of the Executive Board and current members of second tier management and other employees of Q-Cells AG.

The exercise price of the options equals the share price on the date of issue and stands at EUR 32.88, taking the capital increase from reserves into account. Exercise of the options is tied to specific conditions. The employment period within which all the conditions set for exercising the option must be fulfilled is staged and amounts to two years in total.

The fair value is determined on the basis of the Monte Carlo simulation.

The following model parameters and premises were used to calculate the option price:

1. The exercise price per share amounts to EUR 32.88.
2. The expected average term of the option is 2.5 years.
3. The market price of the underlying share at the time of issue is EUR 32.88.
4. The expected volatility in the share price is 0.6. The volatility was established on the basis of past volatility of the peer group over the past three years.
5. A dividend yield of 1.0% is anticipated from 2007 for the purposes of the option price model.
6. The risk-free interest rate for the term of the option is 3.55%.

The table below shows the change in the level of stock options and the issue prices of the third tranche (ESOP IIb):

STOCK OPTION PROGRAM 2005 (ESOP IIb)	12/31/2006			12/31/2005		
	Weighted average exercise price per share €	Number of options No.	Number of shares eligible for subscription No.	Weighted average exercise price per share €	Number of options No.	Number of shares eligible for subscription No.
Options outstanding at the beginning of the period	0.00	0	0	0.00	0	0
Options granted during the period under review	32.88	44,650	44,650	0.00	0	0
Options forfeited during the period under review	32.88	2,028	2,028	0.00	0	0
Options outstanding at the end of the period under review	32.88	42,622	42,622	0.00	0	0
Options exercisable at the end of the period under review	0.00	0	0	0.00	0	0

A fair value for the option of EUR 12.93 was calculated based on the assumptions above.

Total expenses recorded in the period under review for stock option program 2005 (ESOP IIb) amount to € 185.0 thousand.

Conditional capital III

Based on a resolution of the Annual Shareholders' Meeting of September 29, 2006 the existing conditional capital III and the Q-Cells AG Executive Board's existing authorization, with the consent of the Supervisory Board, to issue option and/or convertible bonds was cancelled and the Executive Board was issued a new authorization under which the Executive Board is authorized, with the consent of the Supervisory Board, to issue option and/or convertible bonds with a total nominal value of up to EUR 1.5 billion up to May 31, 2011 and to grant holders of option bonds option rights and holders of convertible bonds conversion rights to the Company's shares up to a proportion of share capital totaling up to € 14,765.4 thousand. The Annual Shareholders' Meeting resolved a new conditional capital III of up to € 14,765.4 thousand to provide for the option rights and/or conversion rights. As a consequence of the capital increase from reserves in a ratio of one new share for each old share resolved at the same Annual Shareholders' Meeting the proportion of the share capital of shares, which are to be granted to the holders of options and/or holders of convertible bonds when they exercise their option rights and/or conversion rights increased in the same ratio as the share capita. The conditional capital III also increased in the same ratio so that it now stands at EUR 29.530.9 thousand. This was recorded in the commercial register on June 25, 2006.

CAPITAL RESERVES

In the present consolidated financial statements under IFRS as of December 31, 2006, the capital reserves are increased by the fair values from the stock option programs and the premium on the stock options exercised.

The development in capital reserves during the period under review is presented in the Group statement of changes in shareholders' equity.

REVENUE RESERVES AND OTHER RESERVES

Changes in revenue reserves and other reserves during the period under review are presented in the Group statement of changes in shareholders' equity.

PROPOSAL FOR THE APPROPRIATION OF ACCUMULATED PROFITS FOR THE YEAR

Disbursements to the Q-Cells AG shareholders are resolved on the basis of the annual financial statements of Q-Cells AG prepared in accordance with the provisions of the German Commercial Code. According to the proposal for the appropriation of the 2006 accumulated profits by the Executive and Supervisory Boards profits should be retained in full.

MINORITY INTERESTS

Shares owned by third parties and the shares in the income attributable to third parties from VHF are recorded under this item and under the share of income attributable to minority shareholders.

NON-CURRENT LIABILITIES

4.13. PROFIT PARTICIPATION RIGHTS CAPITAL

On November 24, 2004, the Annual Shareholders' Meeting resolved to issue a profit-sharing right. This was undertaken on December 10, 2004, in the amount of € 15,000.0 thousand less transaction costs of € 600.0 thousand by PREPS 2004-2 Ltd. for Q-Cells AG. The capital matures in November 2011.

Each profit participation right has a fixed and a profit-related remuneration component. The fixed interest component (guaranteed income) is 7.5% p. a., while the profit-related remuneration component (profit participation) has been agreed as follows:

a) A total of 7.5% p.a. up to adjusted net income for the year of € 45,000.0 thousand.
b) A total of 8.5% p.a. when adjusted net income for the year is from € 45,000.0 thousand to € 55,000.0 thousand.
c) A total of 9.5% p.a. when adjusted net income for the year is over € 55,000.0 thousand.

In this case the profit-sharing portion is reduced by the guaranteed gain portion. Profit participation rights are subordinate to all current and future creditor claims.

4.14. NON-CURRENT FINANCIAL LIABILITIES

Non-current financial liabilities have fallen to € 6,149.2 thousand in comparison to December 31, 2005 (€ 12,833.8 thousand) due to scheduled principal repayments primarily.

Non-current liabilities to banks can be broken down as follows:

	31/12/2006 € '000	12/31/2005 € '000	Principal repayments	Due date
Capital investment loan Deutsche Kreditbank AG	0.0	208.2	Monthly	06/30/2011
Capital investment loan-Deutsche Kreditbank AG	0.0	181.1	Monthly	03/30/2011
Capital investment loan Norddeutsche Landesbank	0.0	912.1	Quarterly	09/30/2007
Capital investment loan Deutsche Kreditbank AG	612.2	1,530.6	Monthly	08/30/2008
Capital investment loan IKB Deutsche Industriebank AG	5,537.0	10,001.8	Quarterly	03/15/2009
Total	**6,149.2**	**12,833.8**		

Non-current financial liabilities include a variable-rate investment loan (EURIBOR + margin) and a fixed-rate loan with an interest rate of 4.95% p. a. The loans with Deutsche Kreditbank AG, which originally fell due in 2011, will be repaid in full in 2007 because of the agreed adjustment to the monthly principal repayments.

Security pool agreements were entered into between the lending banks and Q-Cells AG in August 2005 and October 2005. The loans are collateralized with the following securities:

- Property charges on operating assets in the amount of EUR 31.9 million (carrying value on December 31, 2006: EUR 24.1 million; December 31, 2005: EUR 17.0 million)
- Assignment of security over machinery and equipment in lines I, II, III and IV (carrying value on December 31, 2006: EUR 73.2 million; December 31, 2005: EUR 68.9 million)
- Assignment of trade accounts receivable
- Assignment of security over raw materials, consumables and supplies as well as finished goods
- Assignment of future investment grants and subsidies for individual capital expenditures (see section 4.15 and 4.22).

4.15. NON-CURRENT DEFERRED INVESTMENT GRANTS AND SUBSIDIES

Non-current amounts from investment grants and subsidies, which arise from investment grants under the community task of 'improvement of the regional economic structure' and subsidies to foster research and development projects on the one hand and investment allowances on the other, are deferred in this item. In the previous year, these amounts were reported in a separate balance sheet item 'investment grants and subsidies'.

	12/31/2006 € '000	12/31/2005 € '000
Investment subsidies	18,914.9	12,339.3
Investment grants	13,699.5	10,757.0
Total	**32,614.4**	**23,096.3**

Investment grants, with the exception of the investment project in production lines I, II, III and the investment subsidies, are subject to subsequent review; the Company has, however, not identified any issues that may require that the grants and subsidies be repaid.

4.16. OTHER PROVISIONS

In essence, the product and production-related provisions recorded under this item are the result of warranty provisions, creation of which was based on changed assumptions for the estimates in 2006. The warranty provisions for the production area cover goodwill payments given long-term (10 years), which are normal in the industry. Selected individual risks, which may also arise in a period of 10 years, were also recorded. The non-current portion of the provision (€ 4,661.4 thousand) was discounted at an interest rate of 3.5%, the current portion amounts to € 917.0 thousand.

4.17. OTHER NON-CURRENT LIABILITIES

As of December 31, 2006 other non-current liabilities reflect:

	12/31/2006 € '000	12/31/2005 € '000
Advance payments received on orders	11,292.0	0.0
Non-current liabilities under the finance lease (see section 4.3)	2,359.3	3,501.9
Loan liabilities	0.0	1,004.0
Miscellaneous other non-current liabilities	17.4	0.0
	13,668.7	**4,505.9**

4.18. DEFERRED TAXES

Changes in this balance sheet item are presented in section 5.10 under tax expense details

CURRENT LIABILITIES

4.19. CURRENT FINANCIAL LIABILITIES

Current financial liabilities to banks as of the balance sheet date amount to € 6,731.1 thousand (December 31, 2005: € 11,658.8 thousand). They are due within one year and reflect the repayment amounts of non-current loans due within one year. They have fallen primarily because of the premature repayment of bridging finance of € 4,441.0 thousand.

4.20. TRADE ACCOUNTS PAYABLE

Trade accounts payable at the balance sheet date amount to € 44,346.0 thousand (December 31, 2005: € 25,557.4 thousand). They are due within one year. The previous year's figure was increased by an amount of € 925.9 thousand, which contains deferred liabilities for invoices outstanding at the previous year's balance sheet date, which were reported under other provisions in the previous year.

Payables in foreign currency are converted at the rate on the transaction date and subsequently measured at the rate on the closing date. As of the balance sheet date, liabilities in foreign currency amounted to € 2,126.9 thousand (December 31, 2005: € 1,645.4 thousand).

4.21. TAX LIABILITIES

In essence, tax liabilities include liabilities for corporate tax and trade tax.

4.22. DEFERRED INVESTMENT GRANTS AND SUBSIDIES

Current amounts from investment grants and subsidies, which arise from investment grants under the community task of 'improvement of the regional economic structure' and subsidies to foster research and development projects on the one hand and investment subsidies on the other, are deferred in this item. In the previous year, these amounts were reported in a separate balance sheet item 'investment grants and subsidies'.

	12/31/2006 € '000	12/31/2005 € '000
Investment subsidies	3,660.0	3,928.9
Investment grants	2,690.1	2,802.1
Total	**6,350.1**	**6,731.0**

Investment grants, with the exception of the investment project in production lines I, II, III and the investment subsidies, are subject to subsequent review; the Company has, however, not identified any issues that may require that the grants and subsidies be repaid.

4.23. OTHER CURRENT LIABILITIES

The current liabilities at the balance sheet date are made up as follows:

	12/31/2006 € '000	12/31/2005 € '000
Other liabilities		
Purchase price obligation	10,900.0	0.0
Repayment amounts due within a year of a loan granted by Solon AG, Berlin,	1,904.0	3,996.0
Current liabilities from the finance lease	1,342.6	1,090.7
Tax liabilities	0.0	1,972.5
Silent partnerships	0.0	4,092.0
Deferred liabilities		
Profit-sharing and bonuses	3,979.2	2,281.5
Leave and overtime	1,863.9	1,483.6
Supervisory Board compensation	566.7	277.9
Other personnel-related liabilities	512.2	179.2
Other current liabilities and other deferred liabilities for the current year	1,738.1	2,179.9
	20,306.7	**17,553.3**

In the previous year, deferred liabilities were reported under the balance sheet item for other provisions; the previous year's figure (€ 4,685.7 thousand) has been adjusted.

The following silent partnerships were reported at a figure of € 4,092.0 thousand in the previous year:

The **IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (IBG)** entered into a partial profit transfer agreement on August 9, 2000 (an agreement on the establishment of a silent partnership). The silent partnership ended after the agreement was terminated on January 31, 2006.

For its contribution the investing partner received a consideration of 8.0% p.a. regardless of the net income for the year. Furthermore, the investing partner participated in 50.0% of the net income for the period although this profit-related remuneration was limited to 5.0% of the contribution paid.

The **Mittelständische Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg (MBG)**, entered into a partial profit transfer agreement on June 17, 2002 (an agreement on the establishment of a silent partnership). The silent partnership ended when the agreement was terminated on September 30, 2006.

The investing partner received a fixed remuneration of 7.5% p. a. of the contribution paid. In addition to the fixed consideration, a guarantee commission was paid directly to the Bürgschaftsbank Sachsen-Anhalt GmbH in the amount of 1.0% of the amount guaranteed (at least 0.8% of the investment amount). Moreover, the investing partner received a profit share of 50.0% p. a. of the net income for the period to a maximum of 1.75% p. a. of the contribution paid.

5. NOTES TO INDIVIDUAL INCOME STATEMENT ITEMS

5.1. SALES REVENUES

Sales revenues have risen by 80.2% compared to 2005.

Section 7.1 of these notes provides information on the breakdown by segment and region.

PRODUCT	CELL TYPE	Sales 2006 € '000	Sales 2005 € '000	Change € '000
Polycrystalline	**Q5** (125x125 mm)	6,546.3	2,061.5	4,484.8
	Q6 (150x150 mm)	5,182.7	6,366.9	-1,184.2
	Q6LTT (156x156 mm)	462,480.2	256,706.6	205,773.6
	Q8 (210x210 mm)	1,385.5	2,696.2	-1,310.7
Monocrystalline	**Q5M** (125x125 mm)	13,015.7	2,164.1	10,851.6
	Q6M (150x150 mm)	4.0	136.3	-132.3
	Q6LM (156x156 mm)	50,707.1	29,237.6	21,469.5
Other		175.7	0.0	175.7
Total		**539,497.2**	**299,369.2**	**240,128.0**

Sales based on thin-film technology are reported in other sales revenues.

Fractional sales, other sales and deductions (€ 1,929.7 thousand; fiscal 2005: € 1,473.6 thousand) were allocated to their respective products and cell types.

Based on an agreement with a silicon supplier, the Company is required to commission manufacture of modules from cells that Q-Cells AG has produced using the silicon delivered from that particular supplier. The reworking into modules (lamination) invoiced by the module manufacturers to Q-Cells AG is included in an amount of € 15,828.6 thousand in sales revenues from laminated solar cells (Q6LTT), while an equivalent amount is recorded in material expenses (see section 5.4.).

5.2. OTHER OWN WORK CAPITALIZED

Other own work capitalized relates primarily to technologies developed in-house and ancillary acquisition costs as part of the construction of new production lines.

5.3. OTHER OPERATING INCOME

Other operating income is broken down as follows:

OTHER OPERATING INCOME	2006 € '000	2005 € '000
Amortization of investment subsidies	3,955.4	2,343.7
Amortization of investment grants	2,775.6	1,826.0
Foreign exchange gains	1,677.9	701.2
Income from other periods	893.4	44.5
Release of provisions	638.3	86.0
Grants for personnel costs	41.8	504.3
Income from charges passed on to shareholders	0.0	705.8
Other income	965.8	595.1
Total	10,948.2	**6,806.6**

Income from other periods relates primarily to the reimbursement of petroleum taxes.

5.4. COST OF MATERIALS

Cost of materials are primarily incurred in the procurement of wafers. The material cost ratio (cost of materials related to sales and changes in inventories) was 62.4 % in fiscal 2006 (fiscal 2005: 63.6 %).

The materials usage rate is as follows, before and after adjusting for lamination costs:

	Core business prior to elimination of lamination costs € '000	Module business € '000	Core business after elimination of module business € '000
Sales revenues	539,497.2	−15,828.6	523,668.6
Changes in inventories	18,717.7		18,717.7
Cost of materials	348,215.6	−15,828.6	332,387.0
	209,999.3		209,999.3
	62.4 %		61.3 %

5.5. PERSONNEL EXPENSE

We created numerous jobs due to continued high production growth. The number of employees rose sharply as well. The Q-Cells AG Group employed a total of 921 individuals as of December 31, 2006 (December 31, 2005: 738). 39 trainees were engaged at the end of 2006 (end of 2005: 25). Q-Cells AG's Executive Board consists of four members, as in the previous year. During fiscal 2006 the personnel expense ratio (personnel expenses related to sales and changes in inventories) was 7.8 % (fiscal 2005: 9.0 %).

5.6. DEPRECIATION, AMORTIZATION AND IMPAIRMENT LOSSES

The breakdown of depreciation, amortization and impairment losses is shown in sections 4.2 and 4.3.

5.7. OTHER OPERATING EXPENSE

Other operating expense is composed of the following items:

OTHER OPERATING EXPENSE	2006 € '000	2005 € '000
Legal and consulting costs	3,991.0	3,322.6
General and administrative expenses	3,812.6	2,639.3
Maintenance and repair costs	3,788.0	1,942.4
Selling expenses	3,589.5	2,057.1
Foreign exchange differences	3,120.6	754.6
Costs related to guarantees	2,383.2	1,624.4
Freight and storage costs	1,116.8	942.6
Contributions and fees	1,570.7	640.3
Travel expenses	1,516.0	860.1
Waste disposal costs	1,325.6	805.5
Training	912.2	468.1
Other operating expense	4,840.1	2,371.6
Total	**31,966.3**	**18,428.6**

5.8. INCOME FROM FINANCIAL ASSETS ACCOUNTED FOR USING THE EQUITY METHOD

	2006 € '000	2005 € '000
Income from associated companies		
CSG Solar AG	-2,313.4	-880.7
Solaria Corp.	-147.7	0.0
Income from joint ventures		
EverQ GmbH		
– Pro rata income 2006	54.6	-815.3
– Liabilities side difference	9,378.7	0.0
	6,972.2	-1,696.0

5.9. NET FINANCE COSTS

Net finance costs consist of the following:

NET FINANCE COSTS	2006 € '000	2005 € '000
Interest and similar income (current)	5,305.2	1,749.5
Interest and similar expense		
Non-current liabilities	1,016.6	1,067.2
Current liabilities	151.7	401.6
Expenses equivalent to interest	2,082.6	1,632.1
Profits transferred under partial profit transfer agreements	26.0	172.1
Income from financial instruments	-382.7	0.0
Total	**1,645.6**	**-1,523.5**

Expenses similar to interest primarily signify payments for profit participation capital and the payments to dormant partners that are not related to profits. The amount increased in 2006 because of the profit-related payments for profit-participation capital.

Q-Cells AG has identified embedded derivatives as part of its sale and purchase contracts in USD. The contracts in question are long-term contracts in USD involving both sales and purchases. To hedge the foreign exchange risk resulting from purchase contracts in USD, the same volume of sales revenues was concluded in USD (hedging to reduce the foreign exchange risk).

The impact of the market valuation of the embedded derivatives on the balance sheet date amounts to EUR –0.4 million. Income and expense from economi-cally similar transactions amount to EUR 22.1 million and EUR 22.5 million respectively. For accounting purposes financial instruments, which are included in purchase or sale contracts denominated in USD, for which USD is not the usual currency for settling orders of this kind in international business practice and is also not the transaction partner's functional currency, are considered as embedded derivatives.

Expenses arising from partial profit transfer agreements involve the variable profit portions of dormant partners for the period under review (see section 4.23).

5.10. INCOME TAXES

Income taxes break down as follows:

INCOME TAXES	2006 € '000	2005 € '000
Corporation tax	[illegible]	15,548.9
Trade tax	[illegible]	4,616.7
Income from the release of tax liabilities	[illegible]	–22.4
Deferred taxes	[illegible]	–133.8
Total	**42,165.8**	**20,009.4**

Q-Cells AG income tax is calculated by using the tax rates applicable at the balance sheet date. A corporation tax rate of 25.0 % was used to compute deferred taxes (December 31, 2005: 25.0 %) with the addition of a solidarity surcharge of 5.5 % on the transferred corporation tax liability; an effective trade tax rate of 6.7 % (December 31, 2005: 6.7 %) was taken into account. Together with the solidarity surcharge and the trade tax, a tax rate of 33.07 % is arrived at in calculating deferred taxes, as was the case in the previous year.

Income reported from deferred taxes consists exclusively of the occurrence and reversal of temporary differences.

The following deferred tax liabilities, both netted and not netted, are due to temporary recognition and measurement differences in individual items and tax loss carryforwards:

DEFERRED TAXES € '000	12/31/2006 Assets	12/31/2006 Liabilities	12/31/2005 Assets	12/31/2005 Liabilities
Non-current assets	[illegible]	[illegible]	27.7	2,689.5
Current assets	[illegible]	[illegible]	686.1	40.6
Profit participation rights capital		[illegible]		167.7
Current liabilities	153.4	[illegible]	283.1	49.1
Non-current liabilities	[illegible]		1,297.8	
Deferred tax liabilities/assets	[illegible]	[illegible]	2,299.8	2,946.9
Net deferred taxes		**5,255.4**		**647.1**

The change in the deferred tax liabilities shown in the consolidated balance sheet is made up as follows:

	01/01/2006 € '000	Change affecting income € '000	Impact of initial consolidation € '000	Change not affecting income € '000	12/31/2006 € '000
Deferred tax liabilities on temporary differences	647.1	463.9	3,861.5	282.9	[illegible]

The impact of initial consolidation relates to the inclusion of VHF for the first time.

The key differences between expected and actual tax expense in the year under review and in the previous year are shown below:

TAX EXPENSE RECONCILIATION	**2006 € '000**	**2005 € '000**
Income before income taxes	138,012.3	59,941.4
Expected tax expense at 33.07 %	45,638.2	19,822.6
Changes in the expected tax expense		
Tax impact on tax-free income	-3,851.1	-528.3
Income from companies accounted for using the equity method without tax impact	-2,305.7	560.9
Tax impact on non-deductible operating expenses	2,147.4	150.0
Tax rate impact abroad	181.0	0.0
Unreported deferred tax assets on loss carryforwards	774.1	29.2
Tax-free consolidation impact	20.9	0.0
Other tax effects	-439.3	-25.0
Effective tax expense	42,165.5	20,009.4

The unreported deferred tax assets on loss carryforwards involve earnings of Calyxo GmbH, Brilliant 234. GmbH and VHF-Technologies SA. Since these companies are still in their start-up phase, no deferred taxes have been recognized on the losses carried forward due to uncertainties regarding the future.

At the end of the year under review, the amount of domestic and foreign tax losses carried forward for which no deferred tax assets were reported amounts to € 2,324.9 thousand (previous year: € 86.6 thousand).

5.11. EARNINGS PER SHARE

Earnings per share (undiluted)

Earnings per share were calculated according to IAS 33. Under IAS 33.64, the capital increase from reserves, which took place in July 2006 (see section 4.12), has been taken into account when calculating earnings per share for fiscal 2006, as well as for the previous year in order to enhance comparability.

EARNINGS PER SHARE	**2006**	**2005 (after capital increase)**
Net income (€ '000)	95,846.5	39,932.0
Weighted average number of shares	74,172,486	63,760,312
Earnings per share (undiluted) in €	1.29	0.63

The weighted average number of shares is calculated as follows:

	2006	**2005**
Shares issued on January 1	36,913,604	30,257,052
Effect of the capital increase from reserves	36,913,604	30,257,052
Effect of the capital increase in October 2005	0	3,246,208
Effects from stock options exercised	345,278	0
Weighted average number of shares	74,172,486	63,760,312

Earnings per share (diluted)

Dilution effects had to be taken into account in connection with the employee stock options since certain conditions were fulfilled (see section 4.12.).

EARNINGS PER SHARE	**2006**	**2005 (after capital increase)**
Net income (€ '000)	95,846.5	39,932.0
Weighted average number of shares	78,597,700	67,650,344
Earnings per share (diluted) in €	**1.22**	**0.59**

The weighted average number of shares is calculated as follows:

	2006	**2005**
Weighted average number of shares (undiluted)	74,172,486	63,760,312
Effect of stock options issued	4,425,214	3,890,032
Weighted average number of shares (diluted)	**78,597,700**	**67,650,344**

Transactions involving ordinary shares or potential ordinary shares, which materialized after the balance sheet date:

In connection with the acquisition of 17.9% of the shares (88,456,767 shares) in REC Renewable Energy Corporation ASA, Høvik/Norway (see section 7.11), Q-Cells AG issued 34,323,579 new shares to Good Energies as part of a capital increase through contributions in kind on February 5, 2007. Of these shares, 3,753,595 were issued as ordinary shares. The remaining 30,569,984 shares are preference shares. Accordingly the number of Q-Cells AG amounted to 109,053,307, divided into 78,483,323 ordinary shares and 30,569,984 preference shares on February 5, 2007.

On February 7, 2007, the Executive Board of Q-Cells AG resolved, with the consent of the Supervisory Board, to issue a non-subordinated and (save for the guarantee) unsecured convertible debenture ('convertible bond'). The convertible bond was issued by Q-Cells International Finance B.V., a wholly owned subsidiary of Q-Cells, which was established on February 6, 2007, and is guaranteed by Q-Cells. The convertible bond's issuance volume amounted to EUR 492.5 million on the value date on February 28, 2007. On the basis of the conversion price set at EUR 66.79, the convertible bond is convertible into up to 7,373,858 ordinary Q-Cells shares in total.

6. NOTES TO THE CASH FLOW STATEMENT

Liquid funds include cash and cash equivalents reported in the balance sheet.

Operating cash flow amounted to € 23,619.3 thousand in fiscal 2006 (2005: € 22,563.8 thousand). Despite the increase in net income for the period, operating cash flow remained virtually at the previous year's level because of the substantial funds commitment for inventories (in particular relating to advance payments for silicon deliveries), the adjustment of advance payments for income taxes as well as through an increase in trade accounts receivable.

Investments in property, plant, and equipment and in intangible assets of € 67,298.9 thousand (2005: € 46,603.1 thousand) for the expansion of production capacity and the granting of loans to EverQ GmbH on the one hand and the offsetting change in time deposits on the other hand led to an outflow of funds from investment activities of € 57,078.5 thousand (2005: € 76,716.1 thousand).

The outflow of funds from financing activity is primarily the result of scheduled and premature repayments of loans and the return of funds contributed by dormant partners.

Changes in balance sheet items used in preparing the cash flow statement cannot be directly derived from the balance sheet, since effects from non-cash business transactions have been eliminated.

7. OTHER DISCLOSURES

7.1. SEGMENT REPORTING

Following the expansion of our new technologies business, the Company's segment reporting format has been amended in the year under review.

Q-Cells AG's primary reporting format is segmented into the core area of conventional cell technology and the area of new technologies.

Q-Cells AG's secondary reporting format is segmented according to geographical categories. Income, expense and other information are allocated according to the principle of the location of assets. Since almost all assets are located in Germany, all other information is also provided under the Germany segment. No additional segmentation is undertaken.

The following table shows the segmentation of sales revenues according to customer location:

	2006		2005	
	€ '000	Share in %	€ '000	Share in %
Germany	251,775.9	46.7	189,319.8	63.2
Other EU countries	73,252.0	13.6	32,927.8	11.0
South Africa	50,286.4	9.3	37,732.1	12.6
Rest of the world	164,182.9	30.4	39,389.5	13.2
Total	539,497.2	100.0	299,369.2	100.0
Export ratio		53.3		**36.8**

OVERVIEW OF AREAS OF OPERATIONS 01/01 – 12/31 IN € '000 PRIMARY REPORTING FORMAT	Core Business 2006	Core Business 2005	New Technologies 2006	New Technologies 2005	Group 2006	Group 2005
Segment sales revenues	539,321.5	299,369.2	175.7	0.0	539,497.2	299,369.2
Segment income	131,549.9	63,160.9	-2,155.4	0.0	129,394.5	63,160.9
Income of financial assets accounted for using the equity method						
Pro rata income	0.0	0.0	-2,406.5	-1,696.0	-2,406.5	-1,696.0
Difference on the liabilities side	0.0	0.0	9,378.7	0.0	9,378.7	0.0
Income for the year					97,146.4	39,932.0
Segment assets	490,803.7	403,670.2	48,717.8	2,486.4	539,521.5	406,156.6
Shares in financial assets accounted for using the equity method			38,176.7	12,480.7	38,176.7	12,480.7
Total assets					577,698.2	**418,637.3**
Segment liabilities	112,872.3	66,467.8	5,486.0	526.8	118,358.3	66,994.6
Acquisition costs for the acquisition of segment assets (Plant, property and equipment and intangible assets)	45,399.7	46,443.7	22,740.7	1,996.3	68,140.4	48,440.0
Depreciation on segment assets	17,519.6	11,302.2	301.5	0.1	17,821.1	11,302.3
Total amount of essentially non-cash expenses	6,245.7	2,478.0	0.0	0.0	6,245.7	2,478.0

7.2. FINANCIAL INSTRUMENTS

The aims of controlling financial risks include the minimization of default risks arising from trade accounts receivable, securing financing of further business expansion that coincides in terms of maturities and maintaining liquidity in operating activities as well as minimizing foreign currency risks. These goals are pursued using appropriate control systems.

Financial instruments include both original and derivative instruments.

On the asset side, **original financial instruments** chiefly include financial investments, receivables, other financial assets and cash and cash equivalents. Original financial instruments on the liabilities side primarily include liabilities measured at amortized cost. The level of original financial instruments is reported on the balance sheet. If there are identifiable default risks for financial assets, these risks are reflected by bad debt allowances.

Financial instruments not recognized at fair value consist primarily of trade accounts receivable, other current assets, other non-current assets, trade accounts payable, other liabilities and loans.

In the case of receivables and payables based on normal commercial credit terms, the fair value closely approximates the carrying value based on historical cost.

The following **derivative financial instruments** existed as of the balance sheet date:

Options on foreign currency transactions are used to hedge against currency risk. These transactions relate to currency hedging of significant payment flows in foreign currency from operating activities.

As of the balance sheet date, current options on foreign currency transactions in the form of options to sell USD, in which Q-Cells AG undertakes to sell USD 10.0 million in exchange for EUR at a predetermined exchange rate on certain dates, were in existence.

The premiums for these options are reported at historical costs or the lower stock market price or lower intrinsic value. The market valuation of these options on foreign exchange transactions led to a carrying value of € 55.0 thousand on the balance sheet date, which is reported under other assets.

Please see section 3.9 for details of embedded derivatives.

7.3. CONTINGENT LIABILITIES AND OTHER FINANCIAL COMMITMENTS

Shares in associated companies and joint ventures

Please refer to section 4.5 with respect to contingent liabilities and other financial commitments in connection with shares in associated companies and joint ventures.

Purchase commitments

In order to secure supply, Q-Cells AG has strengthened the area of wafer purchasing and is now also addressing intensively the up-stream links in the value-added chain.

Commitments to suppliers for purchasing wafers and silicon for 2007 to 2018 exist in the amount of EUR 2,194.5 million (December 31, 2005: EUR 1,870.9 million), of which EUR 332.2 million applies to 2007.

The purchase commitments to suppliers resulting from these measures to secure supplies lead to price and sales risks. We mitigate these risks to a large extent by matching commitments from purchase contracts with those from sales contracts.

Order commitments

Order commitments for property, plant and equipment as of December 31, 2006 amounted to EUR 140.6 million (December 31, 2005: EUR 7.9 million).

Licensing agreement
A subsidiary has acquired a technology license for a period of 15 years with exclusive usage rights covering two years. Payment of outstanding license fees in the amount of EUR 1.3 million depends on the achievement of technical milestones over the next two years.

The subsidiary has the option, after the initial two-year period elapses, of extending the exclusivity clause of the license on an annual basis for up to a total period of seven years.

The company is also obliged to pay a license fee of € 600.0 thousand as soon as a specific production capacity is exceeded.

License fees of € 186.7 thousand, of which € 93.3 thousand is payable in fiscal 2007, are payable for another subsidiary's license agreements up to 2009.

Operating leases
As of the balance sheet date, a number of lease agreements for plant and office equipment are in operation; these take the form of operating leases. Lease agreements have been concluded for a period of 36 to 60 months and do not contain specific extension or purchase options. Monthly lease rates are recorded as expense in the income statement. As of December 31, 2006, lease payments totaling € 190.7 thousand are still outstanding, of which € 104.8 thousand is due in a year and € 85.9 thousand due in one to five years.

In addition, there are longer-term tenancy agreements for office space totaling € 571.9 thousand in place as of December 31, 2006; of this figure € 119.7 thousand is due in up to a year and € 452.2 thousand is due in one to five years.

Warranties
Q-Cells AG provides warranties for its products as manufacturer and seller of photovoltaic cells and is thus subject to guarantee risks. Q-Cells guarantees that the cells they deliver achieve at least 90% of nominal performance for ten years. Furthermore, Q-Cells guarantees performance of at least 80% of the contractually agreed minimum performance for solar modules for a period of twenty years from the date shipped from the factory and of at least 90% for a period of ten years from the date shipped from the factory. There have been no noteworthy complaints to date.

7.4. FINANCIAL RISKS

Security policy
Investment of capital is undertaken only at financial institutions with high credit ratings. Investment consists of financial assets that are subject either to moderate value fluctuations or none at all. Investment is in financial assets that are readily available, in order to cover the financing and liquidity requirements for planned capital expenditures.

Liquidity risk
Appropriate financial planning instruments are utilized to control our future liquidity position. We do not foresee any liquidity bottle-necks according to current planning.

As of the balance sheet date, credit lines amounting to EUR 156.0 million were available as either current account overdrafts or guarantee credits/letters of credit (taken up as of December 31, 2006: EUR 40.7 million as guarantee credits/letters of credit).

Currency risk
Currency risks arise for Q-Cells primarily due to the fact that we make purchases in USD that are not entirely offset by USD sales. We counter these risks by monitoring currency parities on an ongoing basis and undertaking hedging transactions where necessary.

Interest rate risk
The Company is not exposed to any major interest rate risks because its investments are short term, as are the remaining terms of the loans it has raised.

Thanks to the successful capital increase following the IPO last year, the creation of sufficient capital through the issue of a convertible bond with a very low coupon following the balance sheet date and the capital increase through the issue of new shares in return for contributions in kind, dependence on changes in interest rates has reduced further because the Company is more able to finance its activities from equity.

Please refer to section 4.14 for information on liabilities to banks (non-current financial liabilities) and section 4.19 (current financial liabilities).

As of December 31, 2006, the Company had liabilities of € 28.7 thousand to ScanCell, primarily for wafer deliveries, which amounted to € 5,186.8 thousand in fiscal 2006. In fiscal 2005, Q-Cells marketed cells for ScanCell in the role of a commission agent. The marketed volume for ScanCell in fiscal 2005 was EUR 22.1 million. Sales revenues realized in conjunction with the nature of the commission business resulted in consideration payments by ScanCell of € 266.0 thousand. Liabilities from this business totaled € 177.9 thousand as of December 31, 2005. The commission business ended at the beginning of 2006.

Consulting services

REC's consulting services with regard to sales and marketing support services on the part of Q-Cells AG were not utilized in fiscal 2006 (fiscal 2005 € 8.8 thousand).

Immo Ströher

Immo Ströher, a member of Q-Cells AG's Supervisory Board, holds an interest in Solon AG für Solartechnik, Berlin ('Solon AG'), where he was Chairman of the Supervisory Board until August 2006. Mr. Ströher holds a significant interest in Mithril GmbH, Darmstadt ('Mithril'). Mithril in turn has a significant holding in Solon AG with its subsidiaries Solon Nord GmbH, Greifswald ('Solon Nord'), and Solon Photovoltaik GmbH, Berlin ('Solon PV').

Moreover, Immo Ströher has holdings in Q-Cells AG via Ströher Finanzholding AG, Zug/Switzerland. Mr. Ströher also holds a minority interest in Energy Valley AG, Meggen/Switzerland ('Energy Valley'), which is also a shareholder in Q-Cells AG.

In the past fiscal year, Q-Cells AG has generated sales revenues totaling EUR 68.2 million (fiscal 2005: EUR 55.3 million) with Solon Nord and Solon PV. The purchasing volume with the companies amounted to EUR 4.7 million (fiscal 2005: EUR 2.7 million). As of December 31, 2006, Q-Cells had claims against the companies of EUR 11.9 million (December 31, 2005: EUR 5.3 million) and owed them EUR 0.07 million (December 31, 2005: EUR 0.0 million).

Solon AG granted Q-Cells AG a loan of EUR 5.0 million in fiscal 2005. Interest is charged on the loan at EURIBOR plus 1.5% p. a. and it is repayable in 15 monthly installments from 01.01.2006. As of December 31, 2006, the outstanding balance on the loan was EUR 1.0 million. Interest expense on this loan amounted to € 122.3 thousand in fiscal 2006 (fiscal 2005: € 51.0 thousand).

Legal advice from law firm VAN AUBEL

Dr. Thomas van Aubel is the Chairman of Q-Cells AG's Supervisory Board. He and related parties are shareholders in Q-Cells AG via TVVG Solarbeteiligungen GmbH, Berlin, capitalnetworks.de GmbH, Berlin, and Pluto 2001 GmbH, Berlin. He advises Q-Cells AG in legal matters as a partner in the legal offices of VAN AUBEL Rechtsanwälte (Attorneys), Berlin.

As of December 31, 2006, liabilities to the legal offices in the amount of € 186.3 thousand (December 31, 2005: € 117.7 thousand) exist. In fiscal 2006 legal costs of € 609.9 thousand were incurred with the legal offices of van Aubel Rechtsanwälte (fiscal 2005: € 601.8 thousand).

7.5.5. SERVICES FROM A COMPANY THAT IS A RELATED PARTY OF A MEMBER OF THE EXECUTIVE BOARD

A business relationship exists with regard to services of a company that belongs to a related individual of a member of the Executive Board. This company rendered services to the Q-Cells Group during fiscal 2006 in the amount of € 3,230.3 thousand (fiscal 2005: € 652.7 thousand). As of December 31, 2006, liabilities from this business relationship in the amount of € 352.4 thousand (December 31, 2005: € 52.3 thousand) existed. The Executive Board member concerned did not take part in contract negotiations and contractual conditions are such as would apply if this were an arrangement with an independent third party.

7.5.6. OTHER

A former member of Q-Cells AG's Executive Board, Mr. Reiner Lemoine was a shareholder and member of the Supervisory Board of Solon AG.

IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Magdeburg ('IBG'), is a shareholder in Q-Cells AG. Dr. Dinnies Johannes von der Osten is the managing director of IBG; he is also a member of Q-Cells AG's Supervisory Board.

IBG had entered into a partial profit transfer agreement with Q-Cells AG (contract concerning the establishment of a dormant company). Please refer to section 4.23 for additional details.

Total remuneration for the partial profit transfer agreement amounted to € 26.0 thousand (fiscal 2005: € 402.0 thousand).

7.6. AUDIT FEES

The fees recorded as expense for the external audit of the consolidated financial statements by KPMG Deutsche Treuhand-Gesellschaft amounted to € 226.3 thousand in fiscal 2006 (fiscal 2005 € 272.0 thousand), for other confirmation services, € 147.9 thousand (fiscal 2005 particularly as part of the IPO € 1,176.7 thousand), as well as for other services € 7.2 thousand (fiscal 2005 € 40.6 thousand).

7.7. EMPLOYEES

During the year on average, excluding the Executive Board, 841 (previous year: 670) individuals were employed of whom 538 (previous year: 489) were in the production area and 303 (previous year: 181) engaged in commercial/technological activities. As in the previous year, the Executive Board of Q-Cells AG is composed of four members. On average 31 trainees were employed at Q-Cells AG (previous year: 22) as well as 15 interns and working students.

7.8. REMUNERATION OF GOVERNING BODIES

Remuneration of the Executive Board during fiscal 2006 was as follows:

EXECUTIVE BOARD MEMBER	Fixed remuneration € '000	Variable remuneration € '000	Stock options granted at fair value € '000	Total € '000
C. Anton Milner	155.5	146.3	0.0	301.8
Reiner Lemoine	180.0	101.0	0.0	281.0
Thomas Schmidt	162.5	134.6	177.7	474.8
Dr. Hartmut Schüning	161.1	131.6	178.7	471.4
Dr. Florian Holzapfel	8.3	9.0	4.2	21.5
Total 2006	**667.4**	**522.5**	**360.6**	**1,550.5**
Total 2005	**596.9**	**786.6**	**659.6**	**2,043.1**

Remuneration of the Supervisory Board during fiscal 2006 was as follows:

SUPERVISORY BOARD MEMBER	Fixed remuneration € '000	Variable remuneration € '000	Fixed and variable remuneration Committee € '000	Waiver previous years € '000	Total € '000
Dr. Thomas van Aubel	30.0	34.8	24.3	0.0	89.1
Dr. Dinnies Johannes von der Osten	22.5	26.1	16.2	-3.0	61.8
Marcel Brenninkmeijer	15.0	17.4	16.2	0.0	48.6
Dr. Christian Reitberger	15.0	17.4	16.2	-40.7	7.9
Immo Ströher	15.0	17.4	0.0	0.0	32.4
Frauke Vogler	15.0	17.4	16.2	0.0	48.6
Uwe Schmorl	15.0	17.4	0.0	0.0	32.4
Constanze Schmidt	15.0	17.4	0.0	0.0	32.4
Hartmut Karcher	15.0	17.4	0.0	0.0	32.4
Total 2006	**157.5**	**182.7**	**89.1**	**-43.7**	**385.6**
Total 2005	**123.6**	**65.9**	**38.7**	**0.0**	**228.2**

7.9. MEMBERS OF THE GOVERNING BODIES

The following acted as members of the **Executive Board** in 2006:

C. Anton Milner
(Chairman of the Board, CEO),
Engineer (Chemistry)/MBA, Berlin

Additional mandates:
Member of the Supervisory Board or Advisory Committee at:
- CSG Solar AG, Thalheim
- EverQ GmbH, Thalheim
- The Solaria Corporation, Fremont, California/USA
- Calyxo GmbH, Thalheim
- Brilliant 234. GmbH, Thalheim

Reiner Lemoine
(CTO, until October 27, 2006), Engineer (Aeronautics), Berlin

Additional mandates:
Member of the Supervisory Board or Advisory Committee at:
- Solon AG für Solartechnik, Berlin
- Calyxo GmbH, Thalheim
- Brilliant 234. GmbH, Thalheim

Thomas Schmidt
(COO), Communications Technician, Potsdam

Additional mandates:
Member of the Advisory Committee at:
- Brilliant 234. GmbH, Thalheim

Dr. Hartmut Schüning
(CFO), Graduate in Business Studies, Dr. rer. pol., Hamburg

Additional mandates:
Member of the Advisory Committee at:
- Calyxo GmbH, Thalheim
- Brilliant 234. GmbH, Thalheim

Dr. Florian Holzapfel
(CTO, from December 7, 2006), Industrial Engineer, Dr. rer. pol., Leipzig

Additional mandates:
Member of the Advisory Committee at:
- Calyxo GmbH, Thalheim
- Brilliant 234. GmbH, Thalheim

The following acted as **members of the Supervisory Board** in fiscal 2006:

Dr. Thomas van Aubel (Chairman of the Supervisory Board), Attorney at law (VAN AUBEL Rechtsanwälte), Berlin

Additional mandates:
- CSG Solar AG, Thalheim
- Griffinwood Silicon AG, Berlin

Dr. Dinnies Johannes von der Osten (Vice Chairman of the Supervisory Board), Managing Director of IBG Beteiligungsgesellschaft Sachsen-Anhalt mbH, Berlin

Additional mandates:
- CSG Solar AG, Thalheim
- Scienion AG, Berlin
- Codixx AG, Magdeburg
- ProBioGen AG, Berlin
- Mitteldeutsche Erfrischungsgetränke GmbH & Co. KG, Leißling
- IFF Fraunhofer Institute for Factory Operation and Automation, Magdeburg

Marcel Brenninkmeijer, President and delegate of the Supervisory Board of Good Energies AG, Basel/Switzerland, till 09/2006 member of the management of Good Energies Investment B.V., Amsterdam / the Netherlands

Additional mandates:
- CSG Solar AG, Thalheim
- Renewable Energy Corporation ASA, Høvik/Norway

Dr. Christian Reitberger, Physicist, Partner in APAX Partners Beteiligungsberatung GmbH, Berg

Additional mandates:
- CSG Solar AG, Thalheim
- Elliptec Resonant Actuator AG, Dortmund
- Webraska Mobile Technologies S.A., Maisons-Laffitte/France
- NXP Semiconductors B.V., Eindhoven/the Netherlands (since October 2006)
- 12snap AG, Munich

Immo Ströher, Entrepreneur and investor in the field of renewable energies, Darmstadt

Additional mandates:
- Solon AG, Berlin (until August 2006)
- Autania AG, Kelkheim im Taunus (until September 2006)

Frauke Vogler, Attorney at law, tax advisor, Berlin
Uwe Schmorl, (Employee representative), Production Manager, Wolfen
Constanze Schmidt, (Employee representative), Graduate in Business Studies, Wolfen
Hartmut Karcher (Employee representative), Operator, Sandersdorf

7.10. DECLARATION ON THE GERMAN CORPORATE GOVERNANCE CODE

The declaration required under Section 161 of the AktG (German Corporation Act) on the German Corporate Governance Code was submitted and may be viewed by shareholders on the Internet (www.q-cells.de).

7.11. EVENTS AFTER THE BALANCE SHEET DATE

Contractual obligation to supply Q-Cells with up to 66,800 tonnes in total up to 2018

Q-Cells AG has secured a supply of considerable quantities of metallurgical silicon for the period up to 2018 through a long-term supply contract with Elkem Solar AS, Oslo/Norway, which is part of the Norwegian Orkla Group, to guarantee further growth in the Group's core business.

The contract provides for Elkem Solar supplying Q-Cells AG with contractually agreed quantities of metallurgical silicon from 2008. Besides a basic quantity - 800 tonnes in 2008, 2,800 tonnes in 2009 and 2,400 tonnes every year from 2010 until 2018 – Q-Cells AG has the option of purchasing an additional quantity of up to 1,600 tonnes in 2010 and between 2,500 and 5,000 tonnes in the following years of the contract term if Elkem Solar expands its production capacity. The basic quantity amounts to ca. 50 % of Elkem Solar's current planned production (in its first factory). In addition, Q-Cells has the option to purchase up to 30 % of the production volume from each new production facility that Elkem Solar constructs during the contract term The prices for the Silicon are based on market prices. The prices for 2008 and 2009 are fixed and the prices for 2010 and 2011 are 50 % fixed and 50 % variable depending on the market price. Q-Cells will pay a variable market price from 2012, which will be negotiated annually.

An investment of 17.9 % in REC, a long-term strategic partner and the world's largest manufacturer of solar silicon

In connection with the silicon contract Q-Cells AG has taken over 17.9 % of the shares (88,456,767 shares) in REC Renewable Energy Corporation ASA, Høvik/Norway from GEI.

Main shareholder GEI sharply increases its stake in Q-Cells

GEI has increased its stake in Q-Cells AG in connection with this share purchase. Q-Cells AG has issued 34,323,579 new shares to GEI as part of a capital increase through contribution in kind. Of these shares, 3,753,595 were issued as ordinary shares. As a result, GEI has achieved a 29.9 % share of voting rights. The remaining 30,569,984 shares are preference shares. The preference shares are not listed on the stock exchange, cannot be traded on the stock exchange initially and carry no voting rights. The owners of preference shares are entitled to convert them to ordinary shares at a ratio of 1:1 through a relatively involved stock exchange admission process and have the registered for stock exchange trading. The preference shares carry a small dividend advantage of 3 cents per share. As a result of issuing the new shares, Q-Cells AG's share capital has increased to EUR 109.1 million. Following the transaction, GEI holds 29.9 % of the capital carrying voting rights and 49.55 % of the total shares.

Convertible bond for institutional investors

On February 7, 2007, the Executive Board of Q-Cells AG, with the consent of the Supervisory Board, resolved to issue a non-subordinate and (save for the guarantee) unsecured convertible debenture ('convertible bond'). The convertible bond was issued by Q-Cells International Finance B.V., a wholly owned subsidiary of Q-Cells, which was established on February 6, 2007, and guaranteed by Q-Cells. The convertible bond was only offered for sale to institutional investors outside the USA within the framework of an accelerated book-building process. Existing Q-Cells shareholders' rights to subscribe to the convertible bond were excluded.

The issuance volume of the convertible bond amounted to EUR 492.5 million on the value date of February 28, 2007. The convertible bond is convertible into up to approximately 7.37 million ordinary registered Q-Cells shares with no par value (unit shares) based on the conversion price cited below. The conversion price was set at EUR 66.79. This corresponds to a premium of 40% above the reference price for Q-Cells ordinary shares of EUR 47.7061 per share. The convertible bond's coupon was set at 1.375%.

An application has been made to have the convertible bond admitted for trading on the Euro MTF segment of the Luxembourg stock exchange, listing is expected by April 30, 2007 at the latest.

Q-Cells wishes the proceeds from issuing the convertible bond mainly to expand production capacity in its main areas of business. Q-Cells has reached an agreement with the Norwegian company Elkem Solar, which secures Q-Cells access to considerable quantities of metallurgical silicon for the period from 2008 to 2018. Q-Cells AG will therefore expand production capacity more rapidly than expected for the purpose of processing these contractually agreed silicon quantities. Q-Cells will also invest part of the emission proceeds in constructing and ramping up its research and development test production line and in constructing and ramping up the production lines of subsidiaries or affiliated companies that are involved in the development and commercialization of PV technologies.

Investment in CIGS thin-film technology

Q-Cells AG is investing in a new photovoltaic technology as a supplement to its existing technology portfolio. Solibro AB, Uppsala/Sweden founded Solibro GmbH, Thalheim with the deed of incorporation dated December 4, 2006, in which Q-Cells AG acquired a stake of 67.5% in January 2007. Solibro GmbH will commercialize the Copper Indium Gallium Diselenide (CIGS) thin-film technology developed in Sweden by Solibro AB. Q-Cells AG is paying Solibro AB EUR 4 million for the 67.5% share and a further EUR 20 million, which is dependent on technological milestones being achieved. The decision of the parties involved on the construction of the first production line in Thalheim is expected by mid-March. Q-Cells AG is planning investment of EUR 60 million for this first phase of expansion. Solibro AB is a spin-off of the CIGS research group run by the highly regarded Ångström Solar Center at the University of Uppsala/Sweden. The main shareholders in Solibro AB are the Swedish fixed income fund Sjätte AP-Fonden and the Norwegian investment company Energy Future Invest.

The technology developed by Solibro AB has been registered for three patents, and all the assets associated therewith will pass to the ownership of Solibro GmbH. The existing pilot line in Uppsala will be transferred to a development centre as wholly owned subsidiary of Solibro GmbH. This centre will provided technological production support and press ahead with strategically important refinements of CIGS technology.

Solibro GmbH will be included in the consolidated financial statements of Q-Cells AG in fiscal 2007 using the equity method, since joint management has been agreed. Q-Cells AG does not have control in the sense of IFRS 3.19 and IAS 27.4, since it is not able to determine Solibro GmbH's business and financial policy absolutely.

7.12. RELEASE FOR PUBLICATION

Q-Cells AG's Executive Board has released the present consolidated financial statements according to IFRS for forwarding to the Supervisory Board on February 28, 2007. The Supervisory Board's task is to review the consolidated financial statements and to declare whether it ratifies said statements.

Thalheim, February 28, 2007

Q-Cells AG's Executive Board

Anton Milner
CEO

Thomas Schmidt
COO

Dr. rer. pol. Hartmut Schüning
CFO

Dr. Florian Holzapfel
CTO

AUDITOR'S REPORT

We have audited the consolidated financial statements prepared by the Q-Cells AG, Thalheim, comprising the balance sheet, the income statement, cash flow statement and the notes to the consolidated financial statements, together with the group management report for the business year from 1.1. to 31.12.06. The preparation of the consolidated financial statements and the group management report in accordance with IFRSs, as adopted by the EU, and the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB are the responsibility of the parent company's management. Our responsibility is to express an opinion on the consolidated financial statements and on the group management report based on our audit.

We conducted our audit of the consolidated financial statements in accordance with § 317 HGB (Handelsgesetzbuch "German Commercial Code") and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW). Those standards require that we plan and perform the audit such that misstatements materially affecting the presentation of the net assets, financial position and results of operations in the consolidated financial statements in accordance with the applicable financial reporting framework and in the group management report are detected with reasonable assurance. Knowledge of the business activities and the economic and legal environment of the Group and expectations as to possible misstatements are taken into account in the determination of audit procedures. The effectiveness of the accounting-related internal control system and the evidence supporting the disclosures in the consolidated financial statements and the group management report are examined primarily on a test basis within the framework of the audit. The audit includes assessing the annual financial statements of those entities included in consolidation, the determination of entities to be included in consolidation, the accounting and consolidation principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements and group management report. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not led to any reservations.

In our opinion, based on the findings of our audit, the consolidated financial statements comply with IFRSs, as adopted by the EU, the additional requirements of German commercial law pursuant to § 315a Abs. 1 HGB and give a true and fair view of the net assets, financial position and results of operations of the Group in accordance with these requirements. The group management report is consistent with the consolidated financial statements and as a whole provides a suitable view of the Group's position and suitably presents the opportunities and risks of future development.

Leipzig
March 09, 2007

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Liebers	Nötzel
Wirtschaftsprüfer	Wirtschaftsprüferin

FINANCIAL CALENDAR 2007

March 27	Publication of the 2006 Annual Report Annual Press Conference and Analyst Conference in Frankfurt
May 15	Publication of the First Quarter 2007 Report
June 14	Annual General Meeting in Berlin
August 14	Publication of the Second Quarter 2007 Report
November 14	Publication of the Third Quarter 2007 Report

CONTACT INFORMATIONEN, PUBLISHER'S IMPRINT

Q-Cells AG
Guardianstraße 16
D-06766 Thalheim
www.q-cells.com

Investor Relations
Stefan Lissner
TEL + 49 (0)3494 66 8-887
FAX + 49 (0)3494 66 8-777
MAIL investor@q-cells.com

Public Relations
Stefan Dietrich
TEL + 49 (0)3494 66 8-8081
FAX + 49 (0)3494 66 8-777
MAIL s.dietrich@q-cells.com

Concept and design
HGB Hamburger Geschäftsberichte GmbH & Co. KG, Hamburg

Date of publication
March 27, 2007

Production
This Annual Report is climate-neutral and printed on PEFC-certified paper. The greenhouse gas emisssions caused by the production and distribution of this publication have been offset by investments in an additional climate protection project.

PEFC

CONTACT

Q-CELLS AG
Guardianstraße 16
06766 Thalheim
Germany

TEL +49 (0)3494 66 8-60
FAX +49 (0)3494 66 8-610

MAIL q-cells@q-cells.com
WEB www.q-cells.com

END